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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

As confidentially submitted to the Securities and Exchange Commission on April 10, 2013

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GDC Technology Limited
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	3663 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Unit 1-7, 20/F, Kodak House II
39 Healthy Street East, North Point
Hong Kong
+852.2523.6851

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

GDC Technology (USA), LLC
1016 West Magnolia Boulevard
Burbank, CA 91506
United States of America
+1.818.972.4370

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew Bersani Shuang Zhao Shearman & Sterling LLP c/o 12th Floor, Gloucester Tower, The Landmark 15 Queen's Road Central Hong Kong +852.2978.8000	Z. Julie Gao Skadden, Arps, Slate, Meagher & Flom LLP c/o 42nd Floor, Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong +852.3740.4700

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)(2)	Proposed maximum aggregate offering price(3)	Amount of registration fee

Ordinary shares, par value US$0.0001 per ordinary share	US$	US$

(1)
Includes                  ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purposes of sales outside of the United States. Also includes ordinary shares that may be purchased by the underwriters pursuant to their option to purchase additional ADSs.

(2)
American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents            ordinary shares.

(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                                , 2013

PROSPECTUS

American Depositary Shares

GDC Technology Limited

Representing                  Ordinary Shares

This is the initial public offering of American depositary shares, or ADSs, of GDC Technology Limited. We are offering                                        ADS s, and the selling shareholders identified in this prospectus are offering                                        ADS s. We will not receive any proceeds from sale of ADSs held by the selling shareholders. Each ADS represents                  ordinary shares, par value US$0.0001 per share. No public market currently exists for our ADSs.

We have applied to list our ADSs on the Nasdaq Global Market under the symbol "                  ."

We currently anticipate that the initial public offering price will be between US$                  and US$                  per ADS.

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and will therefore be subject to reduced reporting requirements.

Investing in our ADSs involves risks. See "Risk Factors" beginning on page 12 of this prospectus.

	Per ADS	Total
Price to the public	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds to us (before expenses)	US$	US$
Proceeds to the selling shareholders (before expenses)	US$	US$

We and the selling shareholders have granted the underwriters a 30-day option to purchase up to                  ADSs at the initial public offering price less the underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs evidenced by the ADRs on or about                                        , 2013.

Barclays	Jefferies

Prospectus dated                           , 2013

[INSIDE FRONT COVER GRAPHICS]

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is current only as of its date.

        Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

        Until         , 2013 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

 CONVENTIONS THAT APPLY TO THIS PROSPECTUS

        Unless otherwise indicated, references in this prospectus to:

  •
  "GDC Technology Limited," the "Company," "we," "us," "our," "our company" and "our business", prior to the Reorganization Transactions described in "Prospectus Summary—The Reorganization Transactions," are to GDC Technology Limited (BVI) and, after the Reorganization Transactions, are to GDC Technology Limited (Cayman), in each case together with its subsidiaries as a consolidated entity;

  •
  "GDC Technology Limited (BVI)" are to GDC Technology Limited, a company incorporated in the British Virgin Islands;

  •
  "GDC Technology Limited (Cayman)" are to GDC Technology Limited, a company incorporated in the Cayman Islands, which will become the ultimate holding company of our business after the Reorganization Transactions;

  •
  "ADSs" are to our American depositary shares, each of which represents                  ordinary shares, par value US$0.0001 per share;

  •
  "China" and the "PRC" are to the People's Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

  •
  "HK$" and "H.K. dollar" are to the legal currency of the special administrative region of Hong Kong;

  •
  "Hollywood studios" are to the major motion picture studios in the United States, including Twentieth Century Fox Film Corporation, Paramount Pictures Corporation, Sony Pictures Entertainment Inc., Universal Studios, Inc., The Walt Disney Company and Warner Bros. Entertainment Inc. and their respective subsidiaries and affiliates;

  •
  "incremental installed base" are to the difference between an installed base of equipment in a region as of the beginning of a period and the installed base in such region at the end of the period;

  •
  "installed base" are to the equipment installed in a region at a certain point in time;

  •
  "ordinary shares" are to our ordinary shares, par value US$0.0001 per share;

  •
  "RMB" and "Renminbi" are to the legal currency of China; and

  •
  "US$" and "U.S. dollar" are to the legal currency of the United States of America.

        Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their option to purchase additional ADSs.

        We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. We have historically conducted our business through GDC Technology Limited (BVI) and its subsidiaries, and therefore our historical financial statements present the results of operations of GDC Technology Limited (BVI). Prior to the completion of this offering, we will engage in the Reorganization Transactions described in "Prospectus Summary—The Reorganization Transactions" pursuant to which GDC Technology Limited (BVI) will become a wholly owned subsidiary of GDC Technology Limited (Cayman), a newly formed holding company. Following these Reorganization Transactions and this offering, our financial statements will present the results of operations of GDC Technology Limited (Cayman) and its consolidated subsidiaries.

ii

        This prospectus contains statistical data that we obtained from various government and private publications. We have not independently verified the data in these reports. Statistical data in these publications also include projections based on a number of assumptions. If any one or more of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions.

        Unless context otherwise requires, market data regarding the digital cinema industry, including data concerning our installed base, represent management's estimates based on third-party sources. We derived the percentage of our incremental installed base in a region by comparing (i) the difference between our installed base in such region as of the beginning of a period and our installed base in such region as of the end of the period against (ii) the difference between the total installed base in such region as of the beginning of the period and the total installed base in such region as of the end of the period.

        This prospectus contains translations of H.K. dollar amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this prospectus were made at a rate of HK$7.80 to US$1.00. The noon buying rate certified for customs purposes by the Federal Reserve Bank of New York in effect as of December 31, 2012 was HK$7.7507 to US$1.00. On April 5, 2013, the noon buying rate was HK$7.7652 to US$1.00.

        Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

iii

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under "Risk Factors," before deciding whether to buy our ADSs.

Our Business

        We are a leading global digital cinema solutions provider, as measured by our installed base of digital cinema servers as of December 31, 2012. We develop, manufacture and sell digital cinema servers that meet the highly demanding performance, security and reliability requirements established by Hollywood studios. We have the largest installed base of digital cinema servers in the Asia-Pacific region and the second largest globally as of December 31, 2012. We also partner with other manufacturers to offer a one-stop solution for exhibiting digital cinema content, including integrated projection systems and 3D products.

        We have the largest installed base of digital cinema servers in a number of territories, including China (55%), Hong Kong (81%), Japan (36%), Singapore (84%), South Korea (51%) and Taiwan (54%) as of December 31, 2012. All of the top 10 cinema chains in China, as measured by 2011 box office revenues, have installed our digital cinema servers. We have installed digital cinema servers for over 6,800 screens in China as of December 31, 2012. We have 24% of the installed base in the United States, with over 8,000 digital cinema servers installed as of December 31, 2012. We have secured a contract to ship 1,750 digital cinema servers in 2013 to the second largest cinema chain in Mexico as measured by number of cinema screens in 2011. We shipped 300 integrated projection systems in 2012 to the largest cinema chain in India as measured by number of cinema screens in 2011. We believe our substantial installed base provides us with strong market recognition, a brand premium and long-term repeat purchases from both exhibitors and resellers.

        We are one of the few manufacturers in the world with digital cinema servers that are compliant with the specifications of Digital Cinema Initiatives, LLC, or DCI, a standards-setting body formed by Hollywood studios to establish digital cinema industry standards. Our digital cinema servers allow exhibitors to exhibit digital cinema content securely in a wide range of formats, including 3D, high frame rate playback and live broadcasting. Our proprietary theatre management system, or TMS, enables exhibitors to effectively and remotely manage multiple screens and streamline theatre operations. We also resell a comprehensive suite of digital cinema products that includes integrated projection systems, 3D systems, projector lamps and silver screens. We maintain a broad service network that provides prompt and reliable services 24/7 to exhibitors, with offices in Hong Kong, Shenzhen, Beijing, Los Angeles, Sterling, Barcelona, Tokyo and Singapore.

        We have pioneered a number of proprietary technologies that improve the audiovisual experience, security, delivery and exhibition of digital cinema content. In 2011, we were the first company to showcase a standalone integrated media block, which we believe will eliminate the need for the projection booths found in many exhibition halls today and, as a result, reduce equipment footprint and personnel costs. We were honored as Hong Kong's "Most Innovative Company of 2012" by Mediazone Publishing, a media consulting firm based in Hong Kong, which presented the annual award to select winners for, among other criteria, innovation in products or services and industry accolades.

        We have experienced significant growth in recent years. The worldwide installed base of our digital cinema servers grew from 1,360 screens as of December 31, 2009 to 19,753 screens as of December 31, 2012. Our worldwide installed base as a percentage of the number of global digital cinema screens grew from approximately 16% as of December 31, 2009 to approximately 22% as of December 31, 2012. Our revenue grew from US$72.7 million in 2010 to US$90.0 million in 2011 and

US$115.6 million in 2012. Our profit for the year grew from US$19.9 million in 2010 to US$22.7 million in 2011 and US$26.8 million in 2012.

Our Industry

        The global cinema industry as measured by box office revenues grew from US$29.4 billion in 2009 to an estimated US$34.2 billion in 2012 and is forecasted to grow at a five-year compound annual growth rate, or CAGR, of 5.7% to US$45.2 billion by 2017.

        The number of cinema screens grew by a CAGR of 3.1% from 118,491 at the end of 2009 to 129,766 at the end of 2012. Over the same period, the number of digital cinema screens grew by a CAGR of 76.1% from 16,375 to 89,427.

        The first digital projector was commercially tested in June 1999 when Texas Instruments publicly demonstrated its DLP Cinema® projector technology, the digital light processing technology widely used today in projectors for cinemas. By the end of 2013, over 80% of the world's cinema screens are expected to be equipped with DCI-certified or other equipment capable of exhibiting digital cinema content, or digital cinema screens.

        The key drivers of analog-to-digital cinema screen conversion have been distribution cost savings, equipment incentive programs, and growing consumer demand for new types of content that can only be shown using digital cinema technology.

        The key sources of demand for digital cinema equipment are expected to come from: (1) the analog-to-digital cinema screen conversion; (2) new digital cinema screen installations as a result of new cinema construction; and (3) upgrades and replacements for digital cinema products, driven by new technology requirements and product replacement cycles.

Our Strengths

        We believe the following competitive strengths enable us to successfully compete in the growing digital cinema market:

  •
  Strong global market leadership—We have the largest installed base of digital cinema servers in the Asia-Pacific region, accounting for 43% of the region's installed base, and the second largest installed base globally with 22% of the market as of December 31, 2012. We also have the largest installed base in a number of territories, including China (55%), Hong Kong (81%), Japan (36%), Singapore (84%), South Korea (51%) and Taiwan (54%) as of December 31, 2012. Our share of total incremental installations of digital cinema servers in the United States increased from less than 1% in 2009 to 44% in 2012. We believe our large market share provides us with long-term repeat purchases from both exhibitors and resellers.

  •
  Proven track record of technology leadership and innovation—Since our inception in 1999, we have been at the forefront of technological advancements for the digital cinema industry. We have worked closely with Hollywood studios and industry standards-setting bodies such as the Society of Motion Picture and Television Engineers, an international professional association of engineers working in the motion imaging industries, to help define digital cinema industry standards. We have pioneered a number of proprietary technologies that have improved the audiovisual experience, security, delivery and exhibition of digital cinema content. We are one of a few manufacturers in the world to achieve DCI compliance for all of our digital cinema server models.

  •
  Comprehensive portfolio of digital cinema solutions—We offer a one-stop solution for exhibiting digital cinema content, including: digital cinema servers, as well as integrated projection systems, 3D systems, projector lamps and silver screens from our partners; TMS and network operating center, or NOC, which offer exhibitors a centralized point of control to automate and streamline their cinema operations; and support services globally 24/7 through a NOC and 26 support centers worldwide.

  •
  Close collaboration with industry leaders providing insights and opportunities—We collaborate closely with digital cinema industry leaders, including standards-setting bodies, production companies, distributors, digital cinema equipment manufacturers and exhibitors, to anticipate and capitalize on changing technology requirements. Together, we jointly develop and market our solutions to capture additional revenue opportunities and satisfy our customers' needs for a one-stop solution, including 3D products, projector lamps and silver screens. Our collaboration with reseller partners in the United States, Korea and Japan expands our customer base and geographic reach.

  •
  Experienced management team with strong industry expertise—We have an experienced management team focused on developing innovative technologies and solutions for the digital cinema industry. Dr. Man-Nang Chong, our chairman of the board of directors and chief executive officer, founded our company in 1999, our chief technology officer, Mr. Pranay Kumar, has been with us since 2001 and our chief financial officer, Mr. Kent (Ming-Kin) Chiu, has been with us since 2006. They are experienced in managing our growing digital cinema business and have led us through a number of significant challenges. We believe that our experienced and dedicated management team, coupled with our proven track record and strong technological and execution capabilities, has contributed significantly to our past success and will continue to lead our future growth.

Our Strategies

        We intend to capitalize on our global market leadership, technology capabilities, industry relationships and market reputation to continue developing and delivering innovative digital cinema solutions. Key elements of our strategies include:

  •
  Increase global market share;

  •
  Maintain and enhance technology leadership;

  •
  Expand our digital cinema solutions offerings; and

  •
  Pursue strategic partnerships and acquisitions.

Our Challenges

        Our ability to successfully execute our strategies is subject to risks and uncertainties, including but not limited to those relating to the following:

  •
  Industry demand for digital cinema products and services—Our revenue and profitability depend on continuing demand for digital cinema equipment from (i) analog-to-digital cinema screen conversion; (ii) new digital cinema screen installations; and (iii) upgrades and replacements for digital cinema products. We cannot assure you that any of these sources of demand will be sustained over time. We expect that the demand for digital cinema products from analog-to-digital conversion will decrease in most developed markets such as the United States, Europe and Japan, primarily as a result of the substantial completion of the industry transition from analog to digital cinema.

  •
  Our ability to continue to develop and deliver innovative products and services—Our success will depend on our ability to address the varied needs of existing and prospective customers by responding to rapid technological changes, evolving industry standards, such as support for high frame rate playback, as well as changes in consumer preferences and behavior, such as increasing use of digital cinema technologies in private venues and online content streaming services.

  •
  Our ability to comply with DCI specifications for our digital cinema equipment—From time to time, DCI may release new recommendations and specifications which require technical improvements to both hardware and software. We cannot assure you that we will always be able to develop products that meet new DCI specifications in a timely or cost-effective manner. We may incur significant costs to develop and manufacture DCI-compliant products. Furthermore, we cannot assure you that all of the products that we manufacture, distribute and market as DCI-compliant products, including those supplied by third-party manufacturers, will always comply with DCI specifications. If we or our suppliers, partners or customers use technology that does not comply with DCI specifications, there may be no viable market for our products and services.

  •
  Competition within existing and new markets for digital cinema products and services—The markets for our digital cinema products and services are highly competitive. Our reseller and digital projector partners may also be our current or potential competitors. Our competitors may be able to offer digital cinema products and services at more competitive prices than us. Exhibitors may perceive their products and services to be superior to ours. In addition, we may not be able to provide exhibitors the level and scope of localized after-sales services and support that our competitors provide in certain markets.

  •
  Decreases in cinema attendance worldwide—Cinema admissions worldwide may decrease, as home theatre and other private venues attract viewership away from cinemas. An increase in the popularity of alternative film distribution channels and competing forms of entertainment could drive down cinema attendance further and potentially cause exhibitors to close their theatres. Large scale theatre closures could significantly reduce demand from analog-to-digital cinema screen conversion, new installations, extend the product replacement cycle and discourage exhibitors from making additional investments on upgrades.

  •
  Our ability to manage our business expansion and growth, including geographical expansion and expansion of our product and service offerings—We have business expansion plans to increase our global market share and to expand our product and service offerings. We aim to increase our market share in key growth markets, such as China, India and Central and South America. We plan to open new post-production facilities across Asia. We also intend to pursue VPF agreements for markets with significant analog-to-digital cinema screen conversion demand, such as Central and South America. We cannot assure you that any of these plans will be successful. Moreover, this business expansion could place significant additional demands on our operational and financial resources.

  •
  Seasonality in our business—We have historically experienced higher sales in the fourth quarter of a year, compared to the other three quarters of the same year, as our customers tend to purchase digital cinema equipment immediately before the winter holiday season, which is typically the peak season for box office revenues. We have historically experienced the lowest sales in the first quarter of a year for similar reasons. The timing of movie releases can have a significant effect on our results of operations, and the results of one quarter are not necessarily indicative of results for the next quarter or any other quarter.

  •
  Our customer concentration—In 2010, 2011 and 2012, our top five customers, which differ from period to period, collectively accounted for 31.9%, 33.3% and 41.7% of our total revenue, respectively, and our top customer, which is our largest reseller partner in the United States, accounted for 12.3%, 11.8% and 14.5%, respectively. We also derived 10.4% of our revenues from our second largest customer in 2012. A decision by any of our major customers not to purchase our products, or any failure to pay amounts owed to us could materially and adversely affect our business. In particular, we rely significantly on reseller partners, some of whom are our major customers, to market and distribute our digital cinema servers in certain regions. The loss of a major reseller partner or the inability or unwillingness of our reseller partners to dedicate the resources necessary to promote our portfolio of products could adversely affect our revenue.

  •
  Our relationships with exhibitors and studios—Our relationships with exhibitors and studios are critical to our business. For example, our business expansion strategies, including signing additional VPF agreements and providing post-production services, may depend on our relationships with the studios and exhibitors in any given geographic market.

  •
  Our relationships with suppliers—We rely on third-party manufacturers for key components of our products as well as the digital projectors we use in our integrated projection systems and other digital cinema products that we resell, such as 3D products, projector lamps and silver screens. We do not have formal agreements in place with all of our suppliers for the continued supply of components, and we may have no recourse or remedies in the event our suppliers fail to meet our requirements.

  •
  Our reliance on sole-source suppliers for some of our key components—We rely on sole-source suppliers for some of the key components that we use in our products, such as media decoders and processors used in our digital cinema servers, and for some of the products that we resell, such as 3D products. Our inability to obtain timely delivery of key components of acceptable quality and quantity, any significant increases in the prices of components, or the redesign of our products could result in material production delays, increased costs and reductions in shipments of our products, any of which could increase our operating costs or harm our customer relationships.

        See "Risk Factors" and "Special Note Regarding Forward-Looking Statements" for a discussion of these and other risks and uncertainties associated with our business and investing in our ADSs.

The Reorganization Transactions

        We have historically conducted our business through GDC Technology Limited (BVI), a company with limited liability incorporated in the British Virgin Islands, and its subsidiaries.

        In anticipation of this offering, GDC Technology Limited (Cayman) was incorporated as our listing vehicle on                                 , 2013 in the Cayman Islands. GDC Technology Limited (Cayman) will become the ultimate holding company of our business by issuing ordinary shares to existing shareholders of GDC Technology Limited (BVI) in exchange for the respective ordinary shares that these shareholders held in GDC Technology Limited (BVI). The proportionate shareholdings of the shareholders' interests will not change.

        As a result of these reorganization transactions, which will occur prior to the effectiveness of this registration statement on Form F-1, of which this prospectus is a part, GDC Technology Limited (BVI) will become a wholly owned subsidiary of GDC Technology Limited (Cayman) and our business will be conducted through GDC Technology Limited (Cayman) and its subsidiaries. In this prospectus, we refer to all of these events as the "Reorganization Transactions."

        The following diagram illustrates our principal subsidiaries immediately following the Reorganization Transactions and the completion of this offering:

        A description of the material terms of GDC Technology Limited (Cayman)'s amended and restated memorandum and articles of association and ordinary shares as will be in effect following the Reorganization Transactions and the completion of this offering are described in the section entitled "Description of Share Capital."

Corporate Information

        Our principal executive offices are located at GDC Technology Limited, Unit 1-7, 20/F, Kodak House II, 39 Healthy Street East, North Point, Hong Kong. Our telephone number at this address is +852 2523 6851 and our fax number is +852 2579 1131. Our registered office in the Cayman Islands is located at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

        Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.gdc-tech.com. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is GDC Technology (USA), LLC, 1016 West Magnolia Boulevard, Burbank, CA 91506, USA.

 Implications of Being an Emerging Growth Company

        As a company with less than US$1.0 billion in revenue for the last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting. We intend to take advantage of the exemption from the auditor attestation requirement for as long as we remain an emerging growth company.

        The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act. See "Risk Factors—Risks Related to Our Business and Industry—We are an emerging growth company within the meaning of the Securities Act and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our ADSs less attractive to investors."

The Offering

Price per ADS	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADS offered by us	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full)
ADS offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full)
Total offered ADSs	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full)
Options to purchase additional ADSs	We and the selling shareholders have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.
ADSs outstanding immediately after the offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Ordinary shares outstanding immediately after the offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
Nasdaq Global Market symbol
The ADSs	Each ADS represents ordinary shares, par value US$0.0001 per share.

The depositary will be the holder of the ordinary shares underlying your ADSs, and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.
You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.
We may amend or terminate the deposit agreement without your consent. If an amendment becomes effective and you continue to hold your ADSs, you will be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read "Description of American Depositary Shares" in this prospectus. You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.
Depositary

Use of proceeds	We estimate that we will receive net proceeds of approximately US$ million (or US$ million if the underwriters exercise their option to purchase additional ADSs in full) from this offering, assuming an initial public offering price of US$ per ADS, the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts, commissions and estimated aggregate offering expenses payable by us. We intend to use the net proceeds we receive from this offering for the following purposes:
• approximately US$ million for funding geographical expansion to existing and new markets such as Australia, Central and South America, Europe, India and South East Asia;
• approximately US$ million for research and development, including in our new business initiatives such as private digital cinema and China Giant Screen; and
• approximately US$ million for expanding our servicing infrastructure and capabilities, including post-production services in Asia and improved technical support globally.
The balance will be used for general corporate purposes, including working capital needs, potential strategic investment and other business opportunities.
See "Use of Proceeds" for additional information.
We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.
Lock-up
We, the selling shareholders, our directors, executive officers and existing shareholders and other option holders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any of our ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See "Underwriting."

        The number of ordinary shares that will be outstanding immediately after this offering:

  •
  is based on 258,532,839 ordinary shares outstanding as of the date of this prospectus (including 931,267 issued restricted shares);

  •
  excludes 425,000 ordinary shares issuable upon the exercise of options to purchase ordinary shares outstanding as of the date of this prospectus, at a weighted average exercise price of HK$2.00 (US$0.26) per share;

  •
  excludes 3,391,733 awarded but not yet issued restricted shares; and

  •
  excludes 19,954,000 ordinary shares reserved for future issuances under our employee share incentive plans as of the date of this prospectus.

 Summary Consolidated Financial Data

        The following summary consolidated statements of comprehensive income data for 2010, 2011 and 2012, and the summary consolidated statements of financial position data as of December 31, 2011 and 2012 have been derived from our consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB.

        We have historically conducted our business through GDC Technology Limited (BVI) and its subsidiaries, and therefore our historical financial statements present the results of operations of GDC Technology Limited (BVI). Prior to the effectiveness of this registration statement on Form F-1, of which this prospectus is a part, we will engage in the Reorganization Transactions pursuant to which GDC Technology Limited (BVI) will become a wholly owned subsidiary of GDC Technology Limited (Cayman), a newly formed holding company with nominal assets and liabilities, which will not have conducted any operations prior to the completion of this offering. Following these Reorganization Transactions, our financial statements will present the results of operations of GDC Technology Limited (Cayman) and its consolidated subsidiaries. GDC Technology Limited (Cayman)'s financial statements will be the same as GDC Technology Limited (BVI)'s financial statements, as adjusted for the Reorganization Transactions. Upon consummation, the Reorganization Transactions will be reflected retroactively in GDC Technology Limited (Cayman)'s earnings per share and earnings per ADS calculations. See "—The Reorganization Transactions."

        You should read the summary consolidated financial data in conjunction with those financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our historical results do not necessarily indicate our results expected for any future periods.

	Year ended December 31,
	2010	2011	2012
	(in thousands of US$, except for per share and per ADS data)
Summary Consolidated Statements of Comprehensive Income of GDC Technology Limited (BVI)
Revenue	$72,693	$89,983	$115,574
Cost of sales and services rendered	(42,111)	(48,872)	(66,118)

Gross profit	30,582	41,111	49,456
Other income	1,392	1,133	636
Selling and marketing expenses	(1,940)	(3,950)	(5,480)
Administrative expenses	(6,891)	(9,536)	(11,219)
Research and development expenses	(1,187)	(1,935)	(1,796)
Finance costs on bank borrowings	(103)	(51)	(140)
Share of loss of an associate	—	—	(10)
Share of profit of a jointly controlled entity	—	—	10

Profit before tax	21,853	26,772	31,457
Income tax expense	(1,953)	(4,059)	(4,703)

Profit for the year	19,900	22,713	26,754
Other comprehensive income:
Exchange differences arising on translation of foreign operations	514	688	86

Total comprehensive income attributable to owners of our company for the year	$20,414	$23,401	$26,840

Earnings per share (cents)
Basic	8.49	9.26	10.39

Diluted	8.49	9.16	10.38

Earnings per ADS (cents)
Basic

Diluted

	As of December 31,
	2011	2012
	(in thousands of US$)
Summary Condensed Consolidated Statements of Financial Position of GDC Technology Limited (BVI)
Total non-current assets	10,818	19,462
Bank balances and cash	17,637	23,202
Total current assets	54,234	76,223
Total current liabilities	37,472	50,911
Total non-current liabilities	—	1,881
Total equity	27,580	42,893

RISK FACTORS

        An investment in our ADSs involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information contained in this prospectus before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of the risks set forth herein as well as other risks not currently known to us. The trading price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before deciding to purchase any ADSs.

 Risks Related to Our Business and Industry

We face risks relating to industry demand for digital cinema products and services.

        Our revenue and profitability depend on continued demand for digital cinema equipment from (i) analog-to-digital cinema screen conversion; (ii) new digital cinema screen installations; and (iii) upgrades and replacements for digital cinema products. We cannot assure you that any of these sources of demand will lead to continued demand for our digital cinema products and services or that such demand will be sustained over time.

        We cannot assure you that the analog-to-digital cinema screen conversion will continue or lead to demand for our products and services. The adoption of digital cinema systems has been driven primarily by distribution cost savings, equipment incentive programs such as VPF arrangements, and growing consumer demand for content that can only be shown using digital cinema technology, such as 3D and alternative content. We cannot assure you that these drivers will persist. In particular, exhibitors often rely on equipment incentive programs to purchase equipment and other costs related to analog-to-digital cinema screen conversion. Lack of, or the termination of, such arrangements could significantly reduce the attractiveness of adopting digital cinema systems. We expect that the demand for digital cinema products from analog-to-digital conversion will decrease in most developed markets such as the United States, Europe and Japan, primarily as a result of the substantial completion of the industry transition from analog to digital cinema. In 2010, 2011 and 2012, we derived 30.5%, 30.5% and 34.9% of our revenue, respectively, from customers in the United States.

        We cannot assure you that demand for new digital cinema screen installations will continue or lead to demand for our products and services. New digital cinema screen installations have been driven primarily by new cinema construction, which in turn is dependent on box office revenue growth and, to a lesser extent, government initiatives and state-sponsored incentive programs. We cannot assure you that such box office revenue growth will continue. Cinema admissions worldwide have been declining since 2006. See "Decreases in cinema attendance worldwide could lead to significant theatre closures or a substantial decline in digital cinema equipment purchases, which could adversely impact our revenue." In addition, new cinema construction may not necessarily lead to demand for our products and services.

        We cannot assure you that the market for upgrades and replacements for digital cinema products will materialize or lead to demand for our products and services. The market for upgrades and replacements for digital cinema products, driven by new technology requirements and product replacement cycles, has not yet developed and remains highly speculative. We cannot assure you that there will be demand for upgrades or replacements of existing digital cinema products once such products have reached the end of their useful lives. The size and extent of the market for upgrades and replacements for digital cinema products is presently unknown to us. In addition, demand for equipment upgrades and replacements may not necessarily lead to demand for our products and services.

        If we are unable to realize sales and generate revenue from any of the above-mentioned key sources of demand for digital cinema equipment, our future growth could be significantly curtailed,

which would materially and adversely affect our business, financial condition and results of operations.

If we do not continue to develop and deliver innovative products and services in response to industry and technological changes, our business and prospects may be adversely affected.

        The demand for our products and services may be affected by rapid technological changes, changing customer demands and preferences and evolving industry standards. Our success will depend on our ability to address the varied needs of existing and prospective customers by responding to the latest technological developments, such as support for high frame rate playback, as well as changes in consumer preferences and behavior, such as increasing use of digital cinema technologies in private venues and online content streaming services. Any reduction in the use of our products and services resulting from the development and deployment of new technology may negatively impact our revenue. Furthermore, the products, technologies and services we market may not achieve or sustain market acceptance, may not meet the needs of the cinema industry, and may not be widely adopted. If we are unsuccessful in selling our products, technologies and services in the market for digital cinema, our business could be materially and adversely affected. If we do not adapt our products and services to such changes in an effective and timely manner and continue to develop and deliver innovative products and services in response to industry and technology changes, our business and prospects may be adversely affected.

If we fail to comply with DCI specifications for our digital cinema equipment, there may be no viable market for our products and services.

        DCI sets industry specifications for digital cinema equipment to ensure uniform, secure and reliable technology is used across the digital cinema industry. The specifications are intended to promote widespread deployment of interoperable digital cinema equipment providing rigorous content security. From time to time, DCI may release new recommendations and specifications which require technical improvements to both hardware and software. While we generally keep abreast of the latest industry recommendations and specifications to develop our digital cinema technologies and submit both the hardware and software of each of our digital cinema server models to third-party laboratories for DCI compliance testing, we cannot assure you that we will always be able to develop products that meet new DCI specifications in a timely or cost-effective manner. We may incur significant costs to develop and manufacture DCI-compliant products. Furthermore, we cannot assure you that all of the products we sell, including those supplied by third-party manufacturers, will always comply with DCI specifications. If we or our suppliers, partners or customers use technology that does not comply with DCI specifications, there may be no viable market for our products and services.

The markets for our products and services are highly competitive; if we are unable to compete successfully, our business will be adversely affected.

        The markets for our digital cinema products and services are highly competitive. For sales of our digital cinema servers and integrated projection systems, we compete with, among others: Doremi Cinema, LLC, or Doremi; Dolby Laboratories, Inc., or Dolby; and Sony Electronics Inc., or SONY. Some of our current or potential competitors may have significantly greater financial, technical, marketing, labor and other resources than us, or may have more experience or other advantages in the markets in which they operate. Some of our competitors also have greater name and brand recognition than us in certain markets.

        Our reseller and digital projector partners may also be our current or potential competitors. For example, digital projector manufacturers for our integrated projection systems may also sell their own integration projection systems, by integrating the digital projectors they manufacture with digital cinema servers manufactured by us or our competitors. Likewise, our reseller partners may incorporate our digital cinema servers into their digital projection systems and compete with us. Our reseller partners may also choose to sell competing products they have developed or in which they have an interest, rather than our products. If our reseller partners compete with us in markets in which they currently distribute our products, or if our digital projector partners enter into and compete with us in markets in which they currently supply digital projectors to us, we could lose significant market share.

        Our competitors may be able to offer digital cinema products and services at more competitive prices than us. Exhibitors may perceive competing products to be potentially advantageous to our products or they may choose lower priced competing products or competing products with different features. As a result, we may suffer from pricing pressures that could adversely affect our results of operations. In addition, we may not be able to provide exhibitors the level and scope of localized after-sales services and support that our competitors provide in certain markets. If we are unable to compete successfully, our business, financial condition and results of operations will be adversely affected.

Decreases in cinema attendance worldwide could lead to a substantial decline in digital cinema equipment purchases, which could adversely impact our revenue.

        Despite global box office revenue growth from $29.4 billion in 2009 to an estimated $34.2 billion in 2012, cinema admissions worldwide are estimated to have remained relatively stable at 7.0 billion during the same period, as home theatre and other private venues have attracted viewership away from cinemas. Exhibitors face competition for patrons from a number of alternative motion picture distribution channels, such as blu-ray disc, network and syndicated television, video-on-demand, pay-per-view television, the Internet and other channels. Exhibitors also compete for patrons' leisure time and disposable income with other forms of entertainment such as concerts, amusement parks and sporting events. An increase in popularity of these alternative film distribution channels and competing forms of entertainment could drive down cinema attendance further and potentially cause exhibitors to close their theatres. Large scale theatre closures could significantly reduce demand from analog-to-digital cinema screen conversion, new installations, extend the product replacement cycle and discourage exhibitors from making additional investments on upgrades. Any of the foregoing consequences could negatively impact our receipt of revenue, which in turn would adversely affect our business, financial condition and results of operations.

        An increase in the use of alternative film distribution channels could also cause the overall production of motion pictures to decline, which, if substantial, could have an adverse effect on the businesses of the motion picture studios with which we have VPF agreements. Such VPF agreements require that studios or distributors subsidize the purchase costs of digital cinema equipment by paying exhibitors fees for showing digital film prints from such studios or distributors. As a result, VPF arrangements have been one of the drivers of the analog-to-digital conversion. The revenue from VPF arrangements represented 1.1% of our total revenue in 2011 and 2.7% in 2012. A decline in the businesses of these studios could in turn force the termination of VPF agreements prior to the end of their terms. The early termination of the VPF agreements may have a material adverse effect on our business, financial condition and results of operations.

If we fail to manage our expected business expansion and growth, our business, financial condition and results of operations may be materially and adversely affected.

        We have business expansion plans to increase our global market share and to expand our product and service offerings. See "Business—Our Strategies." Our business expansion strategies may not be successful.

        We aim to increase our market share in key growth markets, such as China, India and Central and South America. We also intend to pursue VPF agreements for markets with significant analog-to-digital cinema screen conversion demand, such as Central and South America. However, we cannot assure you that our expansion strategy in these geographical markets will be successful. See

"—We are subject to the risks of operations in different countries." If we fail to successfully execute our expansion strategy in key growth markets, our business, financial condition and results of operations may be adversely affected.

        We also plan to expand our post-production services business and our private digital cinema business. We plan to open new post-production facilities across Asia and to develop new technologies and products that provide private venues with high-quality digital cinema solutions. We cannot assure you that the markets for our post-production services business or for our private digital cinema business will develop or that we will be able to realize the anticipated benefits of such business expansion. Moreover, this business expansion could place significant additional demands on our operational and financial resources. We will need to continue to expand, improve and adapt our personnel, operations and financial and information management systems, which could require significant operating expenses, capital expenditures and allocation of valuable management resources. If we are unable to successfully implement our business expansion plans, our business, financial condition and results of operations may be materially and adversely affected.

Our sales are subject to seasonality, which could cause our results of operations to fluctuate.

        Our business is subject to seasonality. We have historically experienced higher sales in the fourth quarter of a year, compared to the other three quarters of the same year, as our customers tend to purchase digital cinema equipment immediately before the winter holiday season, which is typically the peak season for box office revenues. We have historically experienced the lowest sales in the first quarter of a year for similar reasons. The timing of movie releases can have a significant effect on our results of operations, and the results of one quarter are not necessarily indicative of results for the next quarter or any other quarter. Our results of operations are likely to continue to fluctuate due to seasonality and other factors.

General economic conditions may adversely affect our financial condition and results of operations.

        The direction and relative strength of the global economy as well as the markets in which we compete, including the United States and China, continue to be uncertain, and any weakness in consumer spending may have an adverse effect on our results of operations and financial condition. We may not be able to foresee downturns or respond to such downturns in a timely manner. Recent softness in the real estate and mortgage markets, volatility in fuel and other energy costs, deteriorating economic conditions in different countries, difficulties in the financial services sector and credit markets, high levels of unemployment and other macroeconomic factors have created uncertainty about current economic conditions, which could affect consumer confidence and behavior in ways that adversely affect our financial condition and results of operations. For example, consumers and businesses may postpone spending in response to tighter credit or declines in income or asset values, which could negatively impact demand for our products and services. In addition, volatility in the financial markets and overall economic uncertainty increases the risk of substantial quarterly and annual fluctuations in our earnings.

        In 2010, 2011 and 2012, we derived 30.5%, 30.5% and 34.9% of our revenue, respectively, from customers in the United States, and 44.6%, 37.2% and 32.0% of our revenue, respectively, from customers in China. The United States has experienced, and is still in the process of recovery from, a significant economic downturn. The Chinese economy has experienced significant but uneven growth over the past few decades, and has also been affected by the global financial crisis. The credit crisis, deterioration of global economies, rising unemployment and reduced equity valuations all create risks that could harm our business. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the risks of international operations.

        Our operations are conducted in several countries around the world, and these international operations can create challenges. We may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as cultural and religious conflicts, non-compliance with expected business conduct, local regulations, trade policies and taxation laws, and a lack of adequate infrastructure. Moreover, changes in local regulations, trade policies, taxation laws, local content regulations, business or investment permit approval requirements, foreign exchange controls, import or export controls, or the nationalization of assets or restrictions on the repatriation of returns from foreign investments in major markets and regions may affect our results of operations. For example, a labor dispute or a change of labor regulations or policies may significantly change local labor environments. Such a condition in China or another country in which we or a digital projector or other partner manufactures could cause interruption in production and shipping of our products and parts, a sharp rise in local labor costs, or a shortage of employees, any of which could adversely affect our results of operations. If international or domestic political instability disrupts our business operations or those of our business partners, or depresses consumer confidence in those regions, our business, financial condition and results of operations may be adversely affected. In addition, the time required to recover from disruptions, whether caused by these factors or other causes, such as natural disasters or pandemics, may be greater in certain countries. Any of the foregoing risks may have a material adverse effect on our business, financial condition and results of operations.

Our customers could experience unfavorable business conditions that could adversely affect our business.

        From time to time, we may sell to certain customers under differing payment terms. Our non-current trade receivables grew from US$0.3 million as of December 31, 2011 to US$8.6 million as of December 31, 2012. Our customers may not be able to discharge their payment and other obligations to us. Some of our customers may experience, from time to time, difficulty raising capital, supporting their operations or implementing their business plans. The non-payment or late payment of amounts due to us from our customers could negatively impact our financial condition. If the business environment for our customers is unfavorable, they may postpone or reduce spending and we may lose potential revenue from products and services. If any of our existing or potential customers were to exit the business to which we provide products and services, declare bankruptcy, suffer other financial difficulties, fail to pay amounts owed to us, demand lower billing rates, or terminate or modify its relationships with us, our business, financial condition and results of operations could be adversely affected. In the case of bankruptcy or insolvency by one of our significant clients, accounts receivable with respect to that client would potentially be uncollectible, which would adversely affect our financial performance.

We depend upon a few major customers for a significant portion of our total revenue and we have limited control over their actions.

        We depend upon a few major customers for a significant portion of our total revenue and we have limited control over their actions. We cannot assure you that we will be able to maintain relationships with each of our major customers. In 2010, 2011 and 2012, our top five customers, which differ from period to period, collectively accounted for 31.9%, 33.3% and 41.7% of our total revenue, respectively, and our top customer, which is our largest reseller partner in the United States, accounted for 12.3%, 11.8% and 14.5%, respectively, of our total revenue for the respective periods. We also derived 10.4% of our revenues from our second largest customer in 2012. A loss of one or more of our major customers could adversely affect our results of operations. Although we have agreements with many of our customers, these agreements may not require any minimum purchases and typically do not prohibit customers from purchasing products and services from competitors. Some arrangements are made by purchase order and are terminable at will by either party. A decision by any of our major customers not to purchase our products, or any failure or inability to pay amounts owed to us in a timely manner, or at all, could materially and adversely affect our business, financial condition and results of operations.

        Our major customers include some of our reseller partners. We rely significantly on reseller partners to market and distribute our digital cinema servers in certain regions. The arrangements with our reseller partners are typically non-exclusive and they may sell competing products. The loss of a major reseller partner or the inability or unwillingness of our reseller partners to dedicate the resources necessary to promote our portfolio of products could adversely affect our revenue. Furthermore, our reseller partners could retain product channel inventory levels that exceed future anticipated sales, which could adversely affect future sales to those reseller partners. We do not have direct control over the business and risk management policies adopted by our reseller partners, and they could act contrary to our policies.

If we fail to maintain relationships with studios or distributors, our business may be adversely affected.

        Our relationships with studios are critical to our business. Our business expansion in key emerging markets such as Central and South America may hinge upon the availability of VPF arrangements to exhibitors and our ability to develop and maintain relationships with the studios and exhibitors in the market. Although revenue from VPF arrangements does not account for a significant portion of our total revenue, early termination of any of our VPF agreements or any deterioration of our relationships with studios in connection with our VPF arrangements could harm our business. In addition, our post-production services business is dependent on our relationships with studios as well as distributors. We cannot assure you that studios or distributors will continue to entrust us with digital cinema content mastering, localization, replication, delivery and security key management. If we fail to maintain such relationships, our business, financial condition and results of operations may be adversely affected.

Our suppliers could experience unfavorable business conditions, force majeure events and other circumstances that could adversely affect our business.

        We rely on third-party manufacturers for key components of our products as well as the digital projectors we use in our integrated projection systems and other digital cinema products that we resell, such as 3D products, projector lamps and silver screens. Our reliance on such suppliers involves risks, including limited control over the price, delivery and quality of such products and components. Our suppliers could experience unfavorable business conditions, force majeure events and other circumstances that could render it difficult or impossible for them to fulfill purchase orders. If our suppliers are unable to fulfill purchase orders for any reason or if we lose any one or more of our suppliers and fail to timely secure alternative arrangements, our business, financial condition and results of operations could be materially and adversely affected.

        Our suppliers may face catastrophic disasters or similar events, causing supply shortages that may have a material adverse impact on our business, financial condition and results of operations. For example, floods in Thailand in the fourth quarter of 2011 caused shortages in hard disk drives, which are one of the key components of our digital cinema servers. As a result, we were required to switch to an alternative supplier and incurred additional installation and maintenance costs, which increased our overall cost of sales in 2012, thereby negatively affecting our margins.

        If our suppliers experience any problems, we could experience difficulty in obtaining products and parts. We do not have formal agreements in place with all of our suppliers for the continued supply of components, and we may have no recourse or remedies in the event our suppliers fail to make timely deliveries or otherwise fail to meet our requirements. Any required changes in our suppliers could cause material delays in our operations and increase our costs of sales, which could materially and adversely affect our business, financial condition and results of operations.

We rely on sole-source suppliers for some of the key components used in our products and for some of the products that we resell.

        We rely on sole-source suppliers for some of the key components that we use in our products, such as media decoders and processors used in our digital cinema servers, and for some of the products that we resell, such as 3D products. These sole-source suppliers may become unable or unwilling to deliver these components to us at an acceptable cost or at all, which would force us to find a replacement in a short period of time and/or redesign our products. Our inability to obtain timely delivery of key components of acceptable quality, any significant increases in the prices of components, or the redesign of our products could result in material production delays, increased costs and reductions in shipments of our products, any of which could increase our operating costs, harm our customer relationships, or materially and adversely affect our business, financial condition and results of operations.

Our products may experience quality problems that could result in decreased sales, increased costs and potential product liability claims.

        Our products are complex and sometimes contain undetected software or hardware errors, particularly when first introduced or when new versions are released. Our products are combined with or incorporate products from other vendors, sometimes making it difficult to identify the source of a problem. We rely on third-party manufacturers for hardware components and other products we use or resell. If our products contain defects or errors, we could be required to replace them, which would increase our costs. While we inspect purchase orders upon receipt and perform extensive quality control procedures, we may not be able to detect all defects or errors. We have received customer complaints in the past relating to broken hard disks and other equipment failures, which took time and resources to resolve and increased our cost of sales and services rendered. Any such customer complaints may also harm our reputation and our customer relationships. Moreover, unsatisfactory product quality may lead us to write off deposits paid to suppliers. For instance, in 2011, we recorded a US$0.2 million write-off of deposits paid to a 3D products supplier.

        If any such defects or errors cause unintended consequences, we could incur substantial costs in defending and settling product liability claims. Such product liability claims may not be sufficiently covered by the warranty terms, if any, provided by third-party manufacturers. Moreover, we may not have effective contractual limitations on liability for defective products in place. If warranty provided by third-party manufacturers are not available to us or do not sufficiently cover product liability claims, if our warranty do not sufficiently cover product liability claims, or if liabilities arise that are not effectively limited contractually or otherwise, we could incur substantial costs in defending and settling product liability claims, which could adversely affect our business, financial condition and results of operations.

Our production capacity may not meet fluctuating levels of demand.

        We may not accurately predict the amount and timing of customer orders and may not be able to quickly respond to fluctuations in customer demand, particularly if levels of demand fluctuate beyond expected seasonal fluctuations, or if we encounter any production difficulties. While our contracts with some customers provide for monthly rolling sales forecasts, actual customer requirements may exceed or fall short of these sales forecasts, and we may not be able to ramp up our production capacity to meet such customer requirements in a timely manner. At times we may underutilize our production facilities as a result of reduced demand for some of our products, and at other times we may find that customer demand exceeds our supply capacity. Any inability to effectively respond to fluctuations in customer demand for our products may adversely affect our gross profit margins.

        In addition, production difficulties or inefficiencies can interrupt production, resulting in our inability to deliver products on time in a cost effective manner, which could harm our competitive position. While we have two production facilities, one in Hong Kong and one in Shenzhen, China, we outsource certain component manufacture and assembly functions. Our reliance on contract manufacturers to produce components and assemble our products involves risks, including limited control over timely delivery and quality of such products. Moreover, if the production of our products is interrupted, we may not be able to manufacture products on a timely basis. A shortage of manufacturing capacity for our products could adversely affect our operating results and damage our customer relationships. We may be unable to quickly adapt our manufacturing capacity to rapidly changing market conditions and a contract manufacturer may encounter similar difficulties.

Our results of operations may fluctuate due to a number of factors beyond our control.

        A number of factors, many of which are outside our control, may cause or contribute to significant fluctuations in our quarterly and annual results of operations. These fluctuations may make financial planning and forecasting more difficult. In addition, these fluctuations may result in unanticipated decreases in our available cash, which could negatively impact our business and prospects, and could increase the volatility of the market price of our ADSs. Factors that may cause or contribute to fluctuations in our results of operations include those risks set forth in this section as well as the following:

  •
  adverse developments in general economic conditions;

  •
  rapid changes in technology in the digital cinema industry;

  •
  events and conditions in the cinema industry, including box office receipts that affect new cinema construction, the number of movies produced and exhibited, the general popularity of motion pictures, and strikes by cinema industry participants;

  •
  fluctuations in demand for our products and services, in particular for our integrated projection systems, which impacts our margins;

  •
  the amount and timing of customer orders;

  •
  the amount and timing of our operating costs, capital expenditures and related charges;

  •
  fluctuations in purchase costs of key components of our products or other digital cinema products that we resell;

  •
  pricing of products supplied by various third-party manufacturers, such as the digital projectors we use in our integrated projection systems;

  •
  the announcement, introduction or enhancement of technologies, products and services, by us or our competitors, and market acceptance of these new or enhanced technologies, products, and services;

  •
  variations between our operating results and published analysts' expectations;

  •
  the financial resources of exhibitors available to buy our products or to equip their theatres to accommodate upgraded or new technologies;

  •
  costs of litigation and intellectual property protection; and

  •
  adverse outcomes of litigation or governmental proceedings, including any foreign, federal, state, or local tax assessments or audits.

        Any of the foregoing or other factors may cause our results of operations to fluctuate significantly in any particular quarterly or annual period, and may cause our operating expenses to be disproportionately higher or lower.

We may not be able to access on satisfactory terms, or at all, credit and capital markets as needed to finance our growth plans, working capital requirements and liquidity needs.

        We access the credit and capital markets to fund our growth plans and working capital requirements from time to time. We may in the future need to seek additional equity or debt financing. We may not be able to obtain financing on satisfactory terms or at all and the terms of such financing could impose restrictions on our operations. Market disruptions such as those recently experienced in the United States and abroad may increase our cost of borrowing or adversely affect our ability to access sources of liquidity. If we are not able to obtain financing on satisfactory terms or at all, our ability to finance our operations, meet our short-term obligations and implement our operating strategy could be adversely affected, which may limit our growth potential and our ability to execute our business strategy.

We may engage in acquisitions, joint ventures and other strategic investments in the future, and we may not realize intended benefits from such investments.

        We may engage in acquisitions, joint ventures and other strategic investments in the future in order to deliver more comprehensive digital cinema solutions and expand our marketing and distribution coverage. We may not be able to successfully identify strategic investment targets. Even if we identify suitable candidates, we may be unable to negotiate commercially reasonable terms or finance such strategic investments. We may not be able to effectively integrate acquired businesses, operations, services and personnel with our then existing business and operations. Completing an acquisition and integrating an acquired business could divert management's time and resources and cause significant business disruptions. An acquisition also involves the risk that the assets acquired may prove less valuable than expected, and we may assume unknown or unexpected liabilities, costs and problems. Moreover, we may not generate sufficient revenue to recoup investment costs and expenses. We may not achieve strategic objectives, planned revenue improvements or cost savings from such investments, and our relationships with employees or customers could suffer as a result of such acquisitions, joint ventures or other strategic investments. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

        In October 2012, we formed CFG GDC (Beijing) Technology Limited, or CFG GDC, with China Film Equipment Corporation, a subsidiary of the China Film Group, to own and manage a NOC for monitoring the digital cinema equipment deployed by the China Film Group. We own a 49% equity interest, representing an investment equivalent to US$0.8 million, of which US$0.4 million has been paid. The profits, risks and losses of CFG GDC are shared by China Film Equipment Corporation and us in proportion to our respective equity interests. We may encounter conflicts of interest, may struggle to maintain sufficient control over our relationships with our partners, and may be faced with an increased risk of the loss of proprietary technology or know-how.

Our success depends upon our executive officers and other key personnel.

        Our success depends to a significant degree upon the contribution of our executive officers and other key personnel. Our executive officers and key personnel, including our chairman of the board of directors and chief executive officer, Dr. Man-Nang Chong, our chief technology officer, Mr. Pranay Kumar, and our chief financial officer, Mr. Kent (Ming-Kin) Chiu, could terminate their employment with us at any time, notwithstanding the notice and other provisions in the employment agreements we have with these employees. Due to the competition for highly qualified personnel, we cannot be sure that we will be able to retain or attract executive, managerial or other key personnel. If any of our executive officers or key personnel decides not to comply with the non-competition restrictions in their employment agreements and leaves us to join our competitors, we may be required to incur significant litigation costs to enforce these non-competition provisions. The loss of any of our key personnel could harm our business if we are unable to effectively replace that person, if we incur significant operating expenses and direct management time to search for a replacement, or if that person should join one of our competitors or otherwise compete with us.

We may be unable to attract and retain skilled personnel, which could limit our growth.

        Given the rapid developments in the digital cinema industry, hiring and retaining skilled professionals who are able to deliver high-quality services is critical to our business. Due to intense competition for these individuals from our competitors and other employers, we may not be able to attract or retain highly qualified personnel in the future. Our failure to attract and retain the experienced and highly trained personnel that are integral to our businesses may limit our growth. Additionally, we have experienced recent growth in personnel numbers and expect to continue to hire additional personnel in selected areas. Managing this growth requires significant time and resource commitments from our senior management. If we are unable to effectively manage a large and geographically dispersed group of employees or to anticipate our future growth and personnel needs, we may not be able to retain skilled personnel and our business may be adversely affected.

We may find it necessary to defend or pursue intellectual property claims or competition or trade practices claims, which could be costly and disruptive to our business.

        Third parties may assert that our products or technologies infringe upon or misappropriate their intellectual property rights, or that we are engaging in unfair competition or other illegal trade practices. As of the date of this prospectus, we have six patents, six patent applications and 15 software copyright registrations in China relating to the technologies used in our business. We have two patent applications in the European Union and three patent applications in the United States. We do not have other patents or patent applications in other jurisdictions. Companies, organizations or individuals, including our competitors, may hold or obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our services or develop new services, which could make it more difficult for us to operate our business. Intellectual property registrations or applications by others relating to the type of services that we provide may give rise to potential infringement claims against us.

        In addition, we have incorporated open source software into our platform and face the risk of intellectual property claims in connection with open source software. Although we closely monitor our use of open source software, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our products to our customers. In that event, we could be required to seek licenses from third parties in order to continue offering our products, or to redesign our products. Furthermore, we rely on third-party manufacturers for key components of our products and other digital cinema products that we resell. Legal claims regarding infringement by our suppliers of third-party intellectual property rights relating to the products we sell or resell could also result in substantial costs, diversion of managerial resources and harm to our reputation.

        Any infringement and other intellectual property claims, whether meritorious or not, are time consuming and costly to resolve, and could divert management resources and attention. Such claims could require us to make expensive changes in our methods of doing business, to enter into costly royalty or licensing agreements, or to cease conducting certain operations. We may be unsuccessful in defending against these claims, which could result in substantial damages, fines or other penalties, such as a temporary or permanent injunction prohibiting us from marketing or selling certain products. Any of these adverse outcomes would negatively impact our business, financial condition and results of operations. Even if we successfully defend against such claims, we could still incur significant legal fees and other costs, as well as suffer business disruptions. Any of these claims could also harm our reputation.

        Third parties may infringe upon our intellectual property rights or misappropriate our trade secrets and know-how, and we may find it necessary to pursue legal action to protect our intellectual property, trade secrets and know-how from unauthorized use. Particularly in emerging markets, we may experience problems with competitors incorporating our technologies and trademarks into their products without our authorization. In addition, there may be limited recognition and enforcement of contractual and intellectual property rights in emerging markets where we seek to expand our business. As a result, we may experience difficulties in enforcing our intellectual property rights in emerging markets where intellectual property rights are not as respected as they are in the United States, Japan, and Europe. We may incur significant expenses to protect our software copyrights and our trade secrets and know-how and we may not be successful in obtaining such protection, which could adversely impact our business, financial condition and results of operations.

We rely on a licensing arrangement with one of our principal shareholders to use "GDC" trademarks and trade names.

        Our rights to use "GDC" trademarks and trade names are important in marketing our products and services. We have signed an exclusive license agreement with Global Digital Creations Holdings Limited, a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited in August 2003, the registered holder of trademarks and trade names of "Global Digital Creations" and "GDC" and the parent company of GDC Holdings Limited, or GDC Holdings, our former holding company and a current principal shareholder. Pursuant to this agreement, Global Digital Creations Holdings Limited has agreed to grant us an exclusive, world-wide, perpetual, sublicensable and royalty-free license in the trademark and trade names and the rights, title, interests in and to any intellectual property rights containing such trademarks and trade names in connection with the manufacture, promotion, marketing, sale, distribution and use (or any of those activities) of media delivery or display related equipment. Global Digital Creations Holdings Limited is restricted from using or exploiting these trade names or trademarks in connection with the manufacture, promotion, marketing, sale, distribution and use (or any of those activities) of media delivery or display related equipment. Global Digital Creations Holdings Limited reserves the right to use these trademarks and trade names in connection with products other than media delivery or display related equipment.

        If Global Digital Creations Holdings Limited does not follow the restrictions in the license agreement, or if Global Digital Creations Holdings Limited, any of its subsidiaries or affiliated entities, or any third party improperly uses "Global Digital Creations" or "GDC" trade names or trademarks, our reputation could be damaged, which could have a material adverse effect on our business, financial condition and results of operations.

        Furthermore, Global Digital Creations Holdings Limited has the right to terminate the license agreement if we breach any of our obligations under the agreement, if we or our affiliates cease to operate, or if we become subject to winding-up proceedings. In particular, we may be found to be in breach of our obligations under the agreement if we fail to (i) use the trademarks and trade names in a manner reasonably calculated to prevent the trade names and trademarks from becoming generic or (ii) maintain quality levels of any materials bearing any of the trademarks or trade names at least as stringent as the quality standards at the time of the license agreement and, without limiting the foregoing, manufacture, promote and sell such materials in a manner that reflects favourably on Global Digital Creations Holdings Limited and the GDC trade names and trademarks. Upon termination of the license agreement, among other things, we must cease use of the licensed trade names and trademarks and all such rights would revert to Global Digital Creations Holdings Limited, which could curtail our business operations and adversely affect our business, financial condition and results of operations.

        In addition, there may be potential conflicts of interest in the execution and enforcement of the licensing agreement between (a) Global Digital Creations Holdings Limited and Zheng Chen, one of

our directors, and (b) us. Global Digital Creations Holdings Limited holds shares in our company through GDC Holdings. Mr. Chen is our director, while also serving as a shareholder, executive officer, managing director and member of the executive committee of Global Digital Creations Holdings Limited. As a result, Global Digital Creations Holdings Limited and Mr. Chen may experience conflicts of interest in the enforcement and execution of the licensing agreement. Although Mr. Chen owes us a duty of loyalty and care under Cayman Islands law as a member of our board of directors, there are potential conflicts of interests between his duties to us and his interests in Global Digital Creations Holdings Limited. Currently, we do not have existing arrangements to address potential conflicts of interest between Mr. Chen and our company. We rely on Mr. Chen to abide by the laws of the Cayman Islands and Hong Kong, both of which provide that directors owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain. If we cannot resolve any conflicts of interest or disputes between (a) Global Digital Creations Holdings Limited and Mr. Chen and (b) us, we would have to rely on legal proceedings, the outcome of which is uncertain and which could be disruptive to our business.

We may be subject to litigation or regulatory proceedings in various jurisdictions.

        We face the risk of litigation and regulatory proceedings in different countries in connection with our operations. Legal proceedings, including regulatory actions, may subject us to recovery of very large indeterminate amounts or limit our operations, and the possibility that they may arise and their magnitude may remain unknown for substantial periods of time. From time to time we may also face contractual disputes with our suppliers, customers or other parties, such as the studios, distributors, exhibitors and various deploying entities that are parties to our VPF agreements, which could damage our relationships with such parties and lead to early termination of key agreements as well as contractual or other legal liabilities. Our suppliers may breach the terms of supply agreements with us, which could lead to protracted legal action and harm our ability to compete in a particular geographic market. We could incur significant legal fees and other costs to defend or pursue such legal proceedings, and such proceedings could divert management resources and attention and cause significant business disruptions. A substantial legal liability or adverse regulatory outcome may adversely affect our business, financial condition and results of operations, as well as harm our reputation.

Security and privacy breaches could negatively impact our business.

        A security or privacy breach, such as a cyber-attack that bypasses our information technology security systems, may lead to a material disruption of our business and the loss of business information, which could negatively impact our business. Our designated NOC is connected to the digital cinema systems of our customers in China, and a security or privacy breach of our NOC could irreparably harm our business and prospects in China. The risks may include such items as:

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  theft, destruction, loss, misappropriation or release of confidential data or intellectual property;

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  operational or business delays resulting from the disruption of IT systems and subsequent clean-up and mitigation activities; and

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  negative publicity resulting in reputation or brand damage with our customers, partners or industry peers.

        Any such security or privacy breach could result in legal claims or legal proceedings, including regulatory investigations and actions, and may adversely affect our business, financial condition and results of operations.

We rely on insurance to mitigate some risks facing our business, and to the extent our insurance does not mitigate the risks facing our business or our insurers are unable to meet their obligations, our operating results may be negatively impacted.

        We maintain various insurance policies, including commercial insurance, property insurance and liability insurance policies. In addition, we provide healthcare benefits and workers' compensation to our employees pursuant to various statutory requirements. However, it is possible that we may not have adequate insurance to meet our needs, may have to pay high prices for the insurance coverage we have, may have high deductibles or may not be able to, or may choose not to, acquire insurance for certain types of business risk. For example, we do not have general business interruption or key person insurance. This could leave us exposed to potential claims. If we were found liable for a significant claim in the future, our operating results could be negatively impacted. Also, to the extent the cost of maintaining insurance increases, our operating results could be negatively affected. We cannot assure you that our insurance will be adequate to protect us from pending and future claims.

The risk of non-compliance with U.S. and foreign laws and regulations applicable to our international operations could have a significant impact on our results of operations, financial condition or strategic objectives.

        Our global operations subject us to regulation by U.S. federal and state laws and multiple foreign laws, regulations and policies, which could result in conflicting legal requirements. These laws and regulations are complex, change frequently, have tended to become more stringent over time and increase our cost of doing business. These laws and regulations include import and export control, local labor laws, intellectual property rights, information security and data protection, data privacy requirements, and environmental, health and safety regulations. Our international operations are also subject to U.S. laws, such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to governmental officials. We are subject to the risk that we, our employees, our partners, agents or their respective officers, directors, employees and agents may take action determined to be in violation of any of these laws. An actual or alleged violation could result in substantial fines, sanctions, civil or criminal penalties, curtailment of operations in certain jurisdictions, competitive or reputational harm, litigation or regulatory actions and other consequences that might adversely affect our results of operations, financial condition or strategic objectives.

        Our operations in China are governed by PRC laws and regulations. The PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until some time after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

If we grant additional employee share options, restricted shares or other share-based compensation in the future, our net income could be adversely affected.

        As of the date of this prospectus, there were 425,000 ordinary shares issuable upon the exercise of outstanding share options, 19,954,000 additional ordinary shares authorized for issuance under our 2006 Share Option Scheme, 931,267 issued restricted shares and 3,391,733 awarded but not yet issued restricted shares. Our board of directors may authorize the grant of any number of share options to eligible participants under the 2013 Share Incentive Plan and the 2006 Share Option Scheme from time to time, though the number of ordinary shares that may be issued upon exercise of all outstanding options granted and yet to be exercised must not exceed a maximum limit of 30% of our ordinary shares in issue. We may adopt other equity incentive plans in the future. Grants of share-based awards under such plans may lead to incurrence of share-based compensation expenses. The fair value of services received, determined by reference to the fair value of share options granted at the grant date, is recognized as an expense in full at the grant date when the share options granted vest immediately, with a corresponding increase in equity. If we grant additional options, restricted shares and other equity incentives in the future, we could incur significant compensation charges and our net income could be adversely affected.

Our controlling shareholder has substantial influence over our company and its interests may not be aligned with the interests of our other shareholders, and we are exempt from some of the corporate governance requirements of the Nasdaq Global Market.

        As of the date of the prospectus, our controlling shareholder, CAG Digital Investment Holdings Limited, an investment entity controlled by The Carlyle Group L.P., a global alternative asset manager, owned 80.8% of our outstanding share capital and will own approximately             % of our outstanding share capital upon completion of this offering. As such, it has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs.

        In addition, we are a "controlled company" as defined under Nasdaq Listing Rule 5615(c) because CAG Digital Investment Holdings Limited owns more than 50.0% of the voting power for the election of directors to our board. As a result, for so long as we remain a controlled company as defined under that rule, we are exempt from, and you are not provided with the benefits of, some of the corporate governance requirements of the Nasdaq Global Market, including that:

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  majority of our board of directors must be independent directors;

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  the compensation of our chief executive officer must be determined or recommended by a compensation committee comprised solely of independent directors; and

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  our director nominees must be selected or recommended by a nomination/corporate governance committee comprised solely of independent directors.

        As a result, our independent directors will not have as much influence over our corporate policy as they would if we were not a controlled company. We are also exempt from some of the corporate governance requirements of the Nasdaq Global Market by virtue of being a foreign private issuer.

We are an emerging growth company within the meaning of the Securities Act and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our ADSs less attractive to investors.

        We qualify as an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain specified reduced reporting and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404 in the assessment of the emerging growth company's internal control over financial reporting. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. If investors find our ADSs less attractive as a result of our decision to comply with reduced reporting requirements, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile. In addition, we may incur additional expenses when we are eventually required to comply with the requirements applicable to public companies that are not emerging growth companies.

        The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

        Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. However, upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2014. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm may need to report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

        If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Fluctuations in exchange rates could have a material adverse effect on our results of operations.

        We maintain sales, marketing, and business operations in several countries around the world. Consequently, we are exposed to fluctuations in exchange rates associated with the local currencies of our international business operations. We earn revenue mainly in U.S. dollars and Renminbi, and incur costs mainly in U.S. dollars, H.K. dollars and Renminbi, which are primarily transacted using the functional currencies of the respective group entities. Exchange rate fluctuations between the U.S. dollar, the Renminbi and other currencies could have a material impact on our profitability.

        The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar was stable and traded within a narrow band. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the Renminbi has gradually appreciated against the U.S. dollar, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how long the current situation may last and when and how this relationship between the Renminbi and the U.S. dollar may change again. Significant revaluation of the Renminbi may have a material adverse effect on your investment. Substantially all of our revenues and costs are denominated in Renminbi. Any significant revaluation of the Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars.

        The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. The noon buying rate certified for customs purposes by the Federal Reserve Bank of New York in effect as of April 5, 2013 was HK$7.7652 to US$1.00. However, we cannot assure you that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all. Significant revaluations of the H.K. dollar could adversely affect our financial position.

        To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all.

Heightened scrutiny of acquisition transactions by PRC tax authorities may have a negative impact on our business operations, our acquisition strategy or the value of your investment in us.

        Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or SAT, with effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC tax resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that has an effective tax rate of less than 12.5% and does not impose income tax on foreign income of its residents, the non-resident enterprise must report the Indirect Transfer to tax authorities in the PRC. Using a "substance over form" principle, the PRC tax authorities may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC tax resident enterprise to related parties of the non-PRC resident enterprise at a price lower than the fair market value, the PRC tax authorities have the power to make a reasonable adjustment to the taxable income resulting from the transaction.

        The SAT released the Announcement on Several Issues concerning the Administration of Income Tax of Non-tax-resident Enterprises, or SAT Public Notice 24, which became effective on April 1,

2011, to clarify several issues related to Circular 698. Under SAT Public Notice 24, the term "effective tax" refers to the effective tax on the gain derived from the disposition of equity interests of an overseas holding company; and the term "does not impose income tax" refers to cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country or region where the overseas holding company is a resident.

        There is uncertainty as to the application of SAT Circular 698. For example, while the term "Indirect Transfer" is not clearly defined, it appears that PRC tax authorities are authorized to request information from a wide range of foreign entities that have no direct link to China. In addition, there are not any formal rules as to how it is determined whether a foreign investor lacks a commercial purpose and was established in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by PRC tax authorities to be applicable to our reorganization, if the PRC tax authorities determine that the issuance of ordinary shares of GDC Technology Limited (Cayman) to existing shareholders of GDC Technology Limited (BVI) in exchange for the respective ordinary shares that these shareholders held in GDC Technology Limited (BVI) pursuant to the reorganization lacked a reasonable commercial purpose. See "Prospectus Summary—The Reorganization Transactions." As a result, the exchange may be subject to income tax on capital gains generated from such transfers of the shares, and PRC tax authorities might, at their discretion, adjust any capital gains and impose tax return filing obligations on the transferring shareholders or require us to provide assistance for an investigation by PRC tax authorities.

Discontinuation or revocation of any preferential tax treatment or imposition of any additional taxes could adversely affect our financial condition and results of operations.

        Our subsidiaries incorporated in the PRC are governed by applicable PRC income tax laws and regulations. The PRC enterprise income tax law, or the PRC EIT Law, which became effective on January 1, 2008, applies a uniform statutory income tax rate of 25% to enterprises in China. Under the PRC EIT Law and its implementation rules, a newly established "high technology enterprise" may be eligible to enjoy a reduced income tax, subject to periodical review of the qualification as a "high technology enterprise," and approval of relevant taxation administration and other criteria specified in relevant laws and regulations.

        GDC Technology (Shenzhen) Limited qualified as a "high technology enterprise" on October 27, 2011 for a three-year term retroactively beginning on January 1, 2011. As a high technology enterprise, GDC Technology (Shenzhen) Limited has enjoyed a reduced income tax rate of 15% since January 1, 2011 and will continue to enjoy such rate until December 31, 2013, subject to evaluation and review by the relevant governmental authorities every year. As the PRC EIT Law and its implementation rules have only recently taken effect, there are uncertainties on their future interpretation and implementation. We cannot assure you that the qualification of GDC Technology (Shenzhen) Limited as a "high technology enterprise" by the relevant PRC authorities will not be challenged in the future by their supervising authorities and be repealed, or that there will not be future implementation rules that are inconsistent with current interpretation of the PRC EIT Law. Preferential tax treatments and incentives granted to us by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation or revocation of any preferential tax treatments and incentive currently available to us would cause our effective tax rate to increase, which would decrease our net income and materially and adversely affect our financial condition and results of operations.

We are a Cayman Islands company and investors may have less protection when it comes to enforcement of civil liabilities as compared to the United States.

        Our company is incorporated in the Cayman Islands and certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

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  the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

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  Cayman Islands companies do not have standing to sue before the federal courts of the United States.

        Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        A significant portion of our business is conducted in Hong Kong and China, and a substantial proportion of our assets are located in Hong Kong and China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult to enforce against us or such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        There are currently no treaties or other arrangements providing for the reciprocal enforcement of foreign judgements between the Cayman Islands and Hong Kong or the United States. There is uncertainty as to whether the courts of the Cayman Islands would:

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  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

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  entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Failure to comply with the registration requirements for employee stock incentive plans may subject our PRC equity incentive plan participants or us to fines and other legal or administrative sanctions.

        In January 2007, the PRC State Administration of Foreign Exchange, or the SAFE, issued implementation rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen's participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, the SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or Circular 7. Circular 7 regulates the foreign exchange matters associated with employee stock incentive plans or similar plans permitted under applicable laws and regulations and awards granted under such plans to PRC residents by companies whose shares are listed on offshore stock exchanges.

        Pursuant to Circular 7, all PRC residents participating in share incentive plans of offshore listed companies are required to, through their employers, jointly retain qualified PRC agents to register with the SAFE. PRC residents include PRC nationals or foreign citizens having been consecutively residing in PRC for not less than one year who act as directors, supervisors, senior management personnel or other employees of PRC entities affiliated with such offshore listed company. A qualified PRC agent may be a PRC entity involved in the share incentive plan or a PRC institution eligible for assets trusteeship, which is lawfully selected to handle various foreign exchange matters related to share incentive plans and apply annually for a quota for conversion and payment of foreign currencies in connection with the PRC residents' exercise of the employee stock options. The foreign exchange proceeds received by PRC residents from sale of shares under share incentive plans granted by offshore listed companies must be remitted to bank accounts in China opened by their employers or PRC agents.

        We and our PRC resident employees or other personnel who participate in our stock option plans are subject to these regulations. If we or our PRC optionees fail to make registration after this initial public offering or are otherwise not found to be in compliance by the SAFE, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. For example, certain PRC resident employees have exercised their options before registration with the SAFE under Circular 7, which may result in us being penalized by the SAFE.

The audit report included in this prospectus has been prepared by auditors whose work, in part, is outside the scope of inspection by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection with respect to such work.

        Deloitte Touche Tohmatsu, our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, is an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB. As such, Deloitte Touche Tohmatsu is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

        The PCAOB is currently unable to inspect the audit work of Deloitte Touche Tohmatsu with respect to our operations in mainland China without the approval of certain Chinese authorities. Because those authorities, to date, have not granted such approval, the work of our auditor as it relates to our operations in mainland China currently is not inspected by the PCAOB.

        Inspections of audit firms that the PCAOB has conducted outside mainland China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The PCAOB's current inability to conduct inspections in mainland China prevents the PCAOB from regularly evaluating our auditor's audit procedures and quality control procedures as they relate to our operations in mainland China, which represented 32.0% of our total revenue in 2012. As a result, investors may be deprived of the benefits of such regular PCAOB inspections and may lose confidence in our reported financial information and the quality of our financial statements.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries and limit the use of such funds, which could materially adversely affect our liquidity and our ability to fund and expand our business.

        Our company is an offshore holding company and we conduct part of our business in China through our PRC subsidiaries, including GDC Technology (Shenzhen) Limited, which is held directly by GDC Technology (Hong Kong) Limited, and GDC Technology (Beijing) Limited and Espedeo Technology (Shenzhen) Limited, which are held directly by GDC Technology (Shenzhen) Limited. We intend to fund our on-going operations through the existing resources in the PRC and revenue generated by our PRC subsidiaries. The use of such funding is not restricted by PRC regulations on foreign-invested enterprises. However, we may also fund our operations in China through making additional capital contributions or loans to our PRC subsidiaries.

        According to relevant PRC regulations on foreign-invested enterprises in China, depending on the amount of total investment and the type of business in which a foreign-invested enterprise is engaged, capital contributions to foreign-invested enterprises may be subject to the approval of Ministry of Commerce, or MOFCOM, or its local branches. Capital contributions to GDC Technology (Shenzhen) Limited are subject to the approval of MOFCOM or its local branch. Similarly, loans by our company or our offshore subsidiaries to GDC Technology (Shenzhen) Limited are subject to PRC regulations and foreign exchange loan registration requirements. Any such loans in foreign currencies must also be approved and registered with the SAFE, or its local branch. In addition, loans by us to GDC Technology (Shenzhen) Limited, which is treated as a foreign-invested enterprise under PRC law, cannot exceed the statutory limit, which is the difference between its approved total investment amount and registered capital. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, with respect to future loans or capital contributions by us. If we fail to receive such approvals and registrations, our ability to fund our operations in China may be negatively affected, which could materially adversely affect our liquidity and our ability to fund and expand our business.

        The SAFE recently promulgated a number of circulars which further restricted foreign exchange capital contributions. The Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, promulgated on August 29, 2008, requires that Renminbi converted from foreign exchange capital contributions only be used for activities within the approved business scope of such foreign-invested enterprise and not for equity investments in China unless otherwise provided by PRC laws and regulations. The Notice Relating to Strengthening the Administration of Foreign Exchange Businesses, promulgated on November 9, 2010, tightens the regulation on the settlement of net proceeds from overseas offerings, such as this offering, and requires that the settlement of net proceeds be consistent with the description in the prospectus for the offering. The Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, promulgated on November 9, 2011, strengthens Circular 142 and prohibits a foreign-invested enterprise from converting its registered capital in foreign currencies into Renminbi for the purpose of making equity investments in China, granting entrusted loans, repaying inter-company loans, or repaying bank loans which have been transferred to a third party.

        As a result, GDC Technology (Shenzhen) Limited may not be able to use the foreign currencies contributed by us for making equity investments in China or to increase registered capital of or make entrusted loans to its subsidiaries for funding their operations. Any foreign currencies contributed by us may only be used for permitted business activities within the business scope of GDC Technology (Shenzhen) Limited, including the assembly, production and sale of digital cinema servers, projectors and computer software and hardware, and other matters relating to business operations, such as the lease or purchase of self-used assets. Our intended business activities for GDC Technology (Shenzhen) Limited fit within the business scope of GDC Technology (Shenzhen) Limited. Violations of Circular 142 or related regulations could result in severe penalties, such as heavy fines. Circular 142 and related regulations may significantly limit our ability to fund our operations in China.

Restrictions under PRC law on the ability of our PRC subsidiaries to make dividends and distributions to its parent could materially adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends and otherwise fund and conduct our business.

        PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of its after-tax profit determined in accordance with PRC GAAP to statutory reserves each year until such reserves reach 50% of the company's registered capital. In addition, at its own discretion, GDC Technology (Shenzhen) Limited, as a foreign-invested enterprise, may allocate a portion of its after-tax profits based on PRC GAAP to staff welfare and bonus funds.

        These statutory reserve funds and staff welfare and bonus funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. The total registered capital of GDC Technology (Shenzhen) Limited was RMB10 million as of December 31, 2010 and 2011 and increased to RMB30 million as of December 31, 2012. The statutory reserve of GDC Technology (Shenzhen) Limited as of December 31, 2010, 2011 and 2012 amounted to US$0.7 million, US$0.7 million and US$2.3 million, respectively. GDC Technology (Beijing) Limited and Espedeo Technology (Shenzhen) Limited have not regenerated significant after-tax profits as of December 31, 2012 and have not funded their statutory reserves. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Risks Related to This Offering and Our ADSs

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to sell our ADSs at or above the price you paid, or at all.

        Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to list our ADSs on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. An active and liquid trading market for our ADSs may not develop after this offering or be sustained in the future. If an active trading market for our ADSs does not develop or is not sustained, it may be difficult for you to sell the ADSs at an attractive price, or at all. The initial public offering price for our ADSs, determined by negotiations between us and the underwriters, may bear no relationship to the market price for our ADSs after this offering. The market price of our ADSs may decline below the initial public offering price. Furthermore, if an active trading market does not develop or is not sustained, we may not be able to meet the continued listing requirements of the Nasdaq Global Market or seek listing on another globally recognized exchange.

The trading prices of our ADSs may be volatile, which could result in substantial losses to investors.

        The price and trading volume of the ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

  •
  changes in conditions of, or any regulatory or other developments in, the digital cinema industry;

  •
  changes in performance or valuation of peer or comparable companies, or of any of our partners;

  •
  actual or anticipated fluctuations in our quarterly or annual results of operations;

  •
  variations in our revenue, earnings and cash flow;

  •
  announcements by us or our competitors of new investments, acquisitions, strategic partnerships or joint ventures;

  •
  announcements of scientific developments or the issuance of patents to us or our competitors;

  •
  announcements of new products or services and expansions by us or our competitors;

  •
  changes in financial estimates by securities research analysts;

  •
  additions or departures of our executive officers and key personnel;

  •
  release or expiry of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

  •
  negative publicity, studies or reports;

  •
  potential litigation or regulatory investigations; and

  •
  fluctuations in market prices for our products or services.

        Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because the initial public offering price of our ADSs is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS (assuming no exercise by the underwriters of options to acquire additional ADSs), representing the difference between our net tangible book value per ADS as of                                        , after giving effect to this offering and the initial public offering price of US$             per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of outstanding or to-be-issued share options. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

        Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have                           ordinary shares outstanding, including                           ordinary shares represented by                            ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares (other than those held by certain option holders) may be released prior to expiration of the lock-up period at the discretion of the underwriters. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

        We will adopt our amended and restated articles of association that will become effective immediately upon completion of this offering. Our new articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

        Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders' meeting.

Our corporate actions are substantially controlled by our executive officers, directors, principal shareholders and affiliated entities.

        After this offering, our executive officers, directors, principal shareholders and their affiliated entities will beneficially own approximately             % of our outstanding shares. These shareholders, if they act together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including you.

The depositary for our ADSs may give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, which could adversely affect your interests.

        Under the deposit agreement for our ADSs, if we asked for your voting instructions but the depositary does not receive your instructions by the cutoff date specified in the related notice, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs as to all matters at the shareholders' meeting unless:

  •
  we have failed to timely provide the depositary with notice of meeting and related voting materials;

  •
  we have instructed the depositary that we do not wish a discretionary proxy to be given;

  •
  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

  •
  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

  •
  the voting at the meeting is to be made on a show of hands.

        The effect of this discretionary proxy is that if you do not vote at shareholders' meetings, you cannot prevent the ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

        The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfers of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive distributions with respect to the underlying ordinary shares if it is impractical to make them available to you.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

        In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

        Our corporate affairs are governed by our             amended and restated memorandum and articles of association, or Memorandum and Articles, which will become effective upon completion of this offering, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

        As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

        We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

We will incur increased costs as a result of being a public company.

        Upon completion of this offering, we will become a public company and expect to incur a significantly higher level of legal, accounting and other expenses than we did as a private company, including costs to address any deficiencies in internal controls and procedures. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the U.S. Securities and Exchange Commission, or the SEC, and the Nasdaq Global Market, have imposed various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we may need to increase the number of our independent directors and implement policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It is difficult to predict or estimate the amount of additional costs we may incur or the timing of such costs accurately.

        After we become a public company, we may face the risk of securities class action suits. In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We are a "foreign private issuer," and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

        We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

        As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We may be or become a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

        A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year in which (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value (based on an average of quarterly values) of its assets is attributable to assets that produce or are held for the production of passive income. If we are classified as a PFIC, our ADSs or ordinary shares will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes certain elections with respect to the ADSs or ordinary shares.

        We do not believe that we were a PFIC for our taxable year ending December 31, 2012. Based on the projected composition of our income and assets and the valuation of our assets, we do not currently expect to be a PFIC for our taxable year ending December 31, 2013 or the foreseeable future. However, a separate determination must be made at the close of each taxable year as to whether we are a PFIC for such year. In addition, our PFIC status will depend upon the composition of our income and assets from time to time, including the value of our ADSs at any such time. Our PFIC status will also depend, in part, on how, and how quickly, we spend the cash we raise in this offering. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting requirements could apply to that U.S. Holder. You are urged to consult your tax advisor regarding our possible status as a PFIC. See "Taxation—United States Federal Income Taxation—Passive Foreign Investment Company."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry" and "Business." These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

        In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve risks, uncertainties and assumptions related to, among other things:

  •
  industry demand for digital cinema products and services;

  •
  competitive product and pricing pressures;

  •
  our ability to develop and deliver innovative products and services in response to industry and technological changes;

  •
  worldwide cinema attendance patterns;

  •
  successful execution of our business expansion strategy;

  •
  growth of new markets for our digital cinema products and services;

  •
  our future business development and expansion of our product and service offerings;

  •
  fluctuation of our quarterly and annual results of operations;

  •
  economic and market conditions;

  •
  our ability to realize benefits from strategic partnerships and investments;

  •
  our ability to access credit and capital markets to finance our growth;

  •
  our ability to maintain strong relationships with suppliers, customers and studios;

  •
  our ability to forecast customer demand and match our production capacity to fluctuating levels of demand;

  •
  our ability to effectively protect our intellectual property and not infringe on the intellectual property of others;

  •
  existing or future laws or regulations; and

  •
  our ability to attract and retain skilled personnel.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$              million. These estimates are based upon an assumed initial offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds to us from this offering by US$              million.

        We intend to use the net proceeds we receive from this offering for the following purposes:

  •
  approximately US$              million for funding geographical expansion to existing and new markets such as Australia, Central and South America, Europe, India and South East Asia;

  •
  approximately US$              million for research and development, including in our new business initiatives such as private digital cinema and China Giant Screen; and

  •
  approximately US$              million for expanding our servicing infrastructure and capabilities, including post-production services in Asia and improved technical support globally.

        The balance will be used for general corporate purposes, including working capital needs, potential strategic investment and other business opportunities.

        We do not currently have any agreements or understandings to make any material acquisitions of, or investments in, other businesses, products or technologies.

        We currently do not plan to use net proceeds from this offering to fund our operations in China. If we use net proceeds from this offering to fund our operations in China, GDC Technology (Shenzhen) Limited will only be allowed to use the fund for permitted business activities within its business scope and other matters relating to business operations, such as the lease or acquisition of assets. See "Risk Factors—Risks Related to Our Business and Industry—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries and limit the use of such funds, which could materially adversely affect our liquidity and our ability to fund and expand our business."

        The foregoing use of our net proceeds from this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes.

        Pending the use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing debt instruments or demand deposits.

        We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

DIVIDEND POLICY

        We have historically declared and paid dividends. On September 6, 2011, certain shareholders disposed of an 80% equity interest in our company to CAG Digital Investment Holdings Limited. We declared dividends of US$43.8 million (or approximately US$0.176 per ordinary share) to the former shareholders.

        Under the shareholders' agreement we entered into with CAG Digital Investment Holdings Limited and other shareholders on September 6, 2011, we are obligated to distribute an annual dividend of not less than 30% of our profit for the year, if our net profit for the year exceeds HK$160 million. Dividends declared and paid for 2012 amounted to US$11.5 million (or approximately US$0.046 per ordinary share). The shareholders' agreement will terminate upon completion of this offering.

        We have no plans to declare or pay any dividends on our ordinary shares in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

        Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

        In China, the payment of dividends is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our PRC subsidiaries are required to set aside at least 10% of each of their respective after-tax profits each year to contribute to each of their respective reserve fund until the accumulated balance of the reserve fund reaches 50% of its registered capital. Each PRC subsidiary is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is determined by its respective board of directors. These funds are not distributable in cash dividends. For a detailed discussion, see "Risk Factors—Risks Related to Our Business and Industry—Restrictions under PRC law on the ability of GDC Technology (Shenzhen) Limited to make dividends and distributions to its parent could materially adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends and otherwise fund and conduct our business."

 CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2012:

  •
  on an actual basis reflecting the capitalization of GDC Technology Limited (BVI); and

  •
  on an as adjusted basis to reflect the issuance and sale of             ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs.

        The information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Prospectus Summary—The Reorganization Transactions," "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31, 2012
	GDC Technology Limited (BVI)	GDC Technology Limited (Cayman)
	Actual	As adjusted
	(in thousands of US$)
Secured bank borrowings—due over one year	$1,881
Shareholders' equity:
Share capital	3,315
Reserves	39,578

Total equity	42,893

Total capitalization	$44,774

DILUTION

        The following sets forth dilution information for GDC Technology Limited (Cayman). GDC Technology Limited (Cayman)'s financial statements will be the same as GDC Technology Limited (BVI)'s financial statements prior to this offering, as adjusted for the Reorganization Transactions. See "Prospectus Summary—Reorganization Transactions."

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of December 31, 2012 was approximately US$              million, or US$             per ordinary share and US$             per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Without taking into account any other changes in such net tangible book value after December 31, 2012, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of $             per ADS, the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, and after deduction of underwriting discounts, commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of December 31, 2012 would have increased to US$              million or US$             per ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS, to the existing shareholder and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS, to investors purchasing ADSs in this offering. The following table illustrates such per share dilution:

Estimated initial public offering price per ordinary share	US$
Net tangible book value per ordinary share as of December 31, 2012	US$
As adjusted net tangible book value after giving effect to this offering	US$
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) our net tangible book value after giving effect to the offering by US$              million, or by US$             per ordinary share and by US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other expenses of the offering. The information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The following table summarizes the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS. In the case of ADSs purchased by new investors, the consideration and price amounts are paid before deducting estimated underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price. The total number of ordinary shares in the following table does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share and per ADS for new investors is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

Ordinary Shares Purchased
				Total Consideration			Average Price Per Ordinary Share
Average Price Per ADSs
	Number	Percent		Amount	Percent
Existing shareholders			%			%	US$	US$
New investors			%			%	US$	US$

Total		100%		US$	100%

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$              million, US$              million and US$         , respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

        The dilution to new investors will be US$             per ordinary share and US$             per ADS, if the underwriters exercise in full their option to purchase additional ADSs.

        The discussion and tables above also do not take into consideration any outstanding share options and granted but not yet issued restricted shares. As of December 31, 2012, there were 425,000 ordinary shares issuable upon the exercise of outstanding share options at a weighted average exercise price of HK$2.00 (US$0.26) per share. As of December 31, 2012, there were 931,267 issued restricted shares. To the extent that any of these options are exercised, there will be further dilution to new investors.

 ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

  •
  political and economic stability;

  •
  a relatively effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        The court system in the Cayman Islands is generally considered to be effective because litigation practice and procedures are based on established English law principles of civil procedure. The Grand Court of the Cayman Islands is presided over by the Chief Justice and Grand Court judges permanently resident in the islands. Appeals lie from the Grand Court to the Cayman Islands Court of Appeal, which sits in Grand Cayman, and from there to the Judicial Committee of the Privy Council in England. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

  •
  Cayman Islands companies do not have standing to sue before the federal courts of the United States.

        Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        A significant portion of our business is conducted in Hong Kong and China, and a substantial proportion of our assets are located in Hong Kong and China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed GDC Technology (USA), LLC as our agent to receive service of process with respect to any action that may be brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action that may be brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

        There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between the Cayman Islands and Hong Kong or the United States. Walkers, our counsel as to Cayman Islands law, has advised that there is uncertainty as to whether the courts of the Cayman Islands would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Walkers has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under common law.

        Any judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, subject to certain conditions, including but not limited to when the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties or similar charges, the judgment is final and conclusive and has not been stayed or satisfied in full, the proceedings in which the judgment was obtained were not contrary to natural justice and the enforcement of the judgment is not contrary to public policy of Hong Kong, Hong Kong courts may accept such judgment obtained from a United States court as a debt due under the rules of common law enforcement. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

        Our PRC counsel, Commerce & Finance Law Offices, has advised us that the PRC Civil Procedures Law governs the recognition and enforcement of foreign judgments. Under the PRC Civil Procedures Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered based on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If neither treaties nor reciprocity arrangements exist between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, parties may resolve matters relating to the recognition and enforcement of a foreign judgment in China through diplomatic channels. Currently there are no treaties or other arrangements providing for reciprocal recognition and enforcement of foreign judgments between China and either of the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions. In addition, given that we are incorporated in the Cayman Islands, a shareholder may not be able to originate a cause of action against us in a PRC court because of the difficulty in establishing both a connection to the PRC and subject matter jurisdiction, as required by PRC Civil Procedure Law, by virtue of only holding the ADSs or ordinary shares.

CORPORATE HISTORY AND STRUCTURE

        We are a holding company. Our principal executive offices are located at GDC Technology Limited, Unit 1-7, 20/F, Kodak House II, 39 Healthy Street East, North Point, Hong Kong and our phone number is +852-2523-6851.

        GDC Technology Limited in the British Virgin Islands, or GDC Technology Limited (BVI), was incorporated on December 29, 1999 as the wholly owned subsidiary of GDC Holdings.

        On September 6, 2011, certain shareholders disposed of an 80% equity interest in GDC Technology Limited (BVI) to CAG Digital Investment Holdings Limited, an investment entity controlled by The Carlyle Group L.P.

        On September 18, 2012, GDC Technology Limited (BVI) acquired 100% of the equity interests of GDC Digital Cinema Network Limited from CAG Digital Investment Holdings Limited, the majority shareholder of our company, for consideration of 8,240,480 ordinary shares of our company. Such transaction was accounted for as a common control transaction, and GDC Digital Cinema Network Limited was consolidated with us since September 6, 2011, which is the date on which GDC Digital Cinema Network Limited and GDC Technology Limited (BVI) first came under the common control of CAG Digital Investment Holdings Limited.

        In anticipation of this offering, GDC Technology Limited (Cayman) was incorporated as a listing vehicle on                                 , 2013 in the Cayman Islands. GDC Technology Limited (Cayman) will become the ultimate holding company of our business by issuing ordinary shares to existing shareholders of GDC Technology Limited (BVI) in exchange for the respective ordinary shares that these shareholders held in GDC Technology Limited (BVI). The proportionate shareholdings of the shareholders' interests will not change.

        The following diagram illustrates our principal subsidiaries immediately following the Reorganization Transactions and the completion of this offering:

        We currently conduct substantially all of our operations through our subsidiaries in the United States, the PRC, Hong Kong, India, Japan, Singapore and Spain. We have the following significant subsidiaries:

  •
  GDC Technology Limited (BVI) is a holding company. It also conducts research and development activities related to digital cinema equipment and provides computing solutions for our digital content distribution and exhibition operating division on a worldwide basis.

  •
  GDC Digital Cinema Network Limited (BVI) is a holding company for entities engaged in the deployment and administration of digital cinema networks under VPF programs, namely GDC Digital Cinema Network GG in Japan, GDC Digital Cinema Network Limited in Hong Kong and GDC Digital Cinema Network (USA), LLC in the United States.

  •
  GDC Technology (Hong Kong) Limited sells our integrated projection systems.

  •
  GDC Digital Cinema Technology Europe SL sells products to our European customers.

  •
  GDC Technology (Shenzhen) Limited operates our business in China and our service network for Southern China, manufactures our digital cinema servers and conducts research and development activities. In addition, it holds a 49% equity interest, in an entity, which was formed to own and manage a NOC for monitoring the digital cinema equipment deployed by the China Film Group, with China Film Equipment Corporation, a subsidiary of the China Film Group.

  •
  GDC Technology (Beijing) Limited mainly operates our service network for Northern China.

  •
  Espedeo Technology (Shenzhen) Limited sells 3D products.

  •
  GDC Technology Pte. Ltd. provides sales and servicing for the South Asia region and the Pacific region. It also conducts research and development activities.

  •
  GDC Technology Investment (USA), LLC is a holding company in the United States.

  •
  GDC Technology of America LLC sells digital cinema products in North America and Central and South America.

  •
  GDC Technology (USA), LLC manages logistics, research and development and services in the United States.

  •
  GDC Technology Property USA, LLC was formed to purchase and own the real property for our office in Burbank, California.

  •
  GDC Technology India Private Limited sells products and provides services to our Indian customers.

SELECTED CONSOLIDATED FINANCIAL DATA

        We have historically conducted our business through GDC Technology Limited (BVI) and its subsidiaries, and therefore our historical financial statements present the results of operations of GDC Technology Limited (BVI). Prior to the effectiveness of this registration statement on Form F-1, of which this prospectus is a part, we will engage in the Reorganization Transactions pursuant to which GDC Technology Limited (BVI) will become a wholly owned subsidiary of GDC Technology Limited (Cayman), a newly formed holding company with nominal assets and liabilities, which will not have conducted any operations prior to the completion of this offering.

        Following these Reorganization Transactions, our financial statements will present the results of operations of GDC Technology Limited (Cayman), and its consolidated subsidiaries. GDC Technology Limited (Cayman)'s financial statements will be the same as GDC Technology Limited (BVI)'s financial statements, as adjusted for the Reorganization Transactions. Upon consummation, the Reorganization Transactions will be reflected retroactively in GDC Technology Limited (Cayman)'s earnings per share and earnings per ADS calculations. See "Prospectus Summary—The Reorganization Transactions."

        Since the transfer of equity interests of GDC Technology Limited (BVI) to GDC Technology Limited (Cayman) will be completed solely for the purpose of this initial public offering and the proportionate shareholdings of the shareholders' interests will not change, the transaction will be accounted for in a manner similar to a pooling-of-interests.

        The following selected consolidated statements of comprehensive income data in 2010, 2011 and 2012 and the selected consolidated statements of financial position data as of December 31, 2011 and 2012 have been derived from our consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with IFRS, and have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm.

        Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which are included elsewhere in this prospectus.

	Year ended December 31,
	2010	2011	2012
	(in thousands of US$, except for per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income of GDC Technology Limited (BVI)
Revenue	$72,693	$89,983	$115,574
Cost of sales and services rendered	(42,111)	(48,872)	(66,118)

Gross profit	30,582	41,111	49,456
Other income	1,392	1,133	636
Selling and marketing expenses	(1,940)	(3,950)	(5,480)
Administrative expenses	(6,891)	(9,536)	(11,219)
Research and development expenses	(1,187)	(1,935)	(1,796)
Finance costs on bank borrowings	(103)	(51)	(140)
Share of loss of an associate	—	—	(10)
Share of profit of a jointly controlled entity	—	—	10

Profit before tax	21,853	26,772	31,457
Income tax expense	(1,953)	(4,059)	(4,703)

Profit for the year	19,900	22,713	26,754
Other comprehensive income:
Exchange differences arising on translation of foreign operations	514	688	86

Total comprehensive income attributable to owners of our company for the year	$20,414	$23,401	$26,840

Earnings per share (cents)
Basic	8.49	9.26	10.39

Diluted	8.49	9.16	10.38

Earnings per ADS (cents)
Basic

Diluted

	As of December 31,
	2011	2012
	(in thousands of US$)
Selected Condensed Consolidated Statements of Financial Position of GDC Technology Limited (BVI)
Total non-current assets	10,818	19,462
Bank balances and cash	17,637	23,202
Total current assets	54,234	76,223
Total current liabilities	37,472	50,911
Total non-current liabilities	—	1,881
Total equity	27,580	42,893

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are a leading global digital cinema solutions provider, as measured by our installed base of digital cinema servers as of December 31, 2012. We develop, manufacture and sell digital cinema servers that meet the highly demanding performance, security and reliability requirements established by Hollywood studios. We have the largest installed base of digital cinema servers in the Asia-Pacific region and the second largest globally as of December 31, 2012. We also partner with other manufacturers to offer a one-stop solution for exhibiting digital cinema content, including integrated projection systems and 3D products.

        We derive substantially all of our revenue from sales of digital cinema equipment, including:

  •
  digital cinema servers, which we manufacture and sell to both exhibitors and resellers;

  •
  integrated projection systems, which we offer as a convenient one-stop solution for exhibiting digital cinema content by integrating digital cinema servers we manufacture with digital projectors manufactured by third parties; and

  •
  complementary digital cinema products, which we procure from third-party manufacturers and resell.

        We also derive a small portion of revenue from providing technical services and from VPF arrangements.

        We have experienced significant growth in recent years. The worldwide installed base of our digital cinema servers grew from 1,360 screens as of December 31, 2009 to 19,753 screens as of December 31, 2012. Our worldwide installed base as a percentage of the number of global digital cinema screens grew from approximately 16% as of December 31, 2009 to approximately 22% as of December 31, 2012. Our revenue grew from US$72.7 million in 2010 to US$90.0 million in 2011 and US$115.6 million in 2012. Our profit for the year grew from US$19.9 million in 2010 to US$22.7 million in 2011 and US$26.8 million in 2012.

        We operate and manage our business under two segments: (i) digital content distribution and exhibition; and (ii) deployment and administration of digital cinema networks. Under our operating division for digital content distribution and exhibition, we sell digital cinema equipment, provide technical services and lease digital cinema equipment. Under our operating division for the deployment and administration of digital cinema networks, we earn service income and interest income from our VPF arrangements. We do not account for our results of operations on a geographic or other basis.

Factors Affecting Our Results of Operations

        The most significant factors that directly or indirectly affect our financial performance and results of operations are:

  •
  industry demand;

  •
  our market position;

  •
  our product mix;

  •
  seasonality; and

  •
  technological changes.

Industry Demand

        Our business and revenue growth depend on demand for digital cinema systems, driven primarily by the number of digital cinema screens. The digital cinema industry has experienced rapid growth in recent years. From the end of 2009 to the end of 2012, the number of digital cinema screens increased from 16,375 to 89,427, representing a CAGR of 76.1%. Our worldwide installed base grew from 1,360 screens as of December 31, 2009 to 19,753 screens as of December 31, 2012.

        The key sources of our business and revenue growth are:

  •
  The analog-to-digital cinema screen conversion.  The analog-to-digital cinema screen conversion, or the adoption of digital cinema technology, has been driven primarily by distribution cost savings, equipment incentive programs such as VPF arrangements, and growing consumer demand for new types of content that can only be shown using digital cinema technology. Demand for analog-to-digital cinema screen conversion is likely to be higher in markets with low digital cinema screen penetration.

  •
  New digital cinema screen installations.  New digital cinema screen installations have been driven primarily by new cinema construction, which in turn is dependent on box office revenue growth. We estimate that a majority of new cinema screens that have been added in recent years are digital cinema screens and we believe that in the future substantially all new cinema screens added will be digital cinema screens. In recent years, demand for new digital cinema screen installations has primarily come from emerging markets such as China. We expect these trends to continue.

  •
  Upgrades and replacements for digital cinema products.  Upgrades in digital cinema equipment are expected to be driven by advances in digital cinema technology, the introduction of new DCI specifications, and enhanced content formats such as 3D and high frame rate playback. Replacements of digital cinema equipment are expected to follow product replacement cycles, and demand for replacements is expected before products reach the end of their useful lives.

        We cannot assure you that the digital cinema industry will continue to grow rapidly, or that we will be able to benefit from the growth in the digital cinema industry. See "Risk Factors—Risks Related to Our Business and Industry—We face risks relating to industry demand for digital cinema products and services."

Our Market Position

        Our financial performance is affected by our market position, as measured by our market share of digital cinema server installations, in various geographic regions. Our market position significantly affects our bargaining power with potential customers.

        Our share of total incremental installations in the United States increased from less than 1% in 2009 to approximately 44% in 2012. Our revenue from the United States grew from US$22.2 million in 2010 to US$27.4 million in 2011 and US$40.3 million in 2012.

        In China, we have the largest installed base, accounting for 55% of the digital cinema server market as of December 31, 2012. Our revenue from China grew from US$32.4 million in 2010 to US$33.4 million in 2011 and US$37.0 million in 2012.

        We aim to increase our market share in certain emerging markets, such as India and Central and South America. We shipped 300 digital cinema integrated projection systems to India in 2012 and have secured a contract to ship 1,750 digital cinema servers in 2013 to the second largest cinema chain in Mexico as measured by number of cinema screens in 2011. We have opened offices in India and Mexico to expand our sales and services footprint.

        We believe that our market position will continue to affect our future growth opportunities. See "Risk Factors—Risks Related to Our Business and Industry—The markets for our products and services are highly competitive; if we are unable to compete successfully, our business will be adversely affected."

Our Product Mix

        Our results of operations are affected by our product mix. In particular, our revenues and margins are affected by the proportion of our revenue that is generated from products we manufacture and sell ourselves relative to the products we resell. We manufacture digital cinema servers and sell them either on a stand-alone basis or integrated with third-party digital projectors as integrated projection systems. We resell other digital cinema products, such as 3D products, projector lamps and silver screens. Our margins fluctuate based on the relative proportion of sales of digital cinema servers, integrated projection systems and other digital cinema products, which changes from time to time. Digital cinema servers, which are manufactured by us, typically generate higher margins than integrated projection systems and other digital cinema products.

        As we plan to continue to focus on offering integrated projection systems in order to provide exhibitors a one-stop solution, our margins may be adversely affected. However, the absolute amount of our revenue and gross profit is expected to increase as we sell more integrated projection systems, as unit prices of our integrated projection systems are significantly higher than unit prices of our digital cinema servers.

Seasonality

        Our customers generally purchase digital cinema products from us based on the number of digital cinema screens they expect to add in the immediate near term, resulting in significant fluctuations in our revenue from period to period due to the uncertainty of both the timing and the amount of such customer orders. We have historically experienced higher sales in the fourth quarter of a year, compared to the other three quarters of the same year, as our customers tend to purchase digital cinema equipment immediately before the winter holiday season, which is typically the peak season for box office revenues.

Technological Changes

        Our business and the digital cinema industry are characterized by rapid technological changes, evolving industry trends and frequent product enhancements. We pioneered a number of proprietary technologies that have improved the audiovisual experience, security, delivery and exhibition of digital cinema content. Our continued success will depend on our ability to develop and market products and services that respond to technological changes and evolving industry trends in a timely and cost-effective manner. Generally, introduction of new features or software upgrades may spur demand for upgrades and replacements for digital cinema products and increase our sales volume. In addition, if we are the first to enter the market with such new features, we will be able to enjoy greater bargaining power with our customers.

Major Components of Our Results of Operations

Revenue

        We currently derive revenue from two segments: (i) digital content distribution and exhibition; and (ii) deployment and administration of digital cinema networks.

        Digital Content Distribution and Exhibition.    Under this operating division, we sell digital cinema equipment, provide technical services and lease digital cinema equipment.

        Sales of digital cinema equipment accounted for 96.4%, 96.1% and 94.1% of our revenue in 2010, 2011 and 2012, respectively. We manufacture digital cinema servers and sell them either on a stand-alone basis or integrated with digital projectors as integrated projection systems. Sales of digital cinema servers and the servers in our integrated projection systems and other products we manufactured represented approximately 66.7%, 79.9% and 78.6% of our sales of digital cinema equipment in 2010, 2011 and 2012, respectively. Products we resell represented 33.3%, 20.1% and 21.4% of our sales of digital cinema equipment in 2010, 2011 and 2012, respectively. In China, Central and South America and India, we primarily sell products directly to exhibitors. In the United States, Japan, Korea and Europe, we primarily sell products through reseller partners. We derived a substantial portion of our revenue from both resellers and exhibitors in 2010, 2011 and 2012.

        Technical service income accounted for 3.5%, 2.7% and 3.2% of our revenue in 2010, 2011 and 2012, respectively. We earn technical service income for providing services to customers who purchase extended warranties beyond the standard warranty period. Such services include maintenance and support services as well as system upgrades.

        Rental income from leasing of digital cinema equipment accounted for 0.1% of our revenue in 2010. Our digital cinema equipment leasing programs ended in 2010.

        Deployment and Administration of Digital Cinema Networks.    Our VPF arrangements refer to the arrangements under our VPF agreements with distributors, exhibitors and various deploying entities in connection with the deployment of digital cinema equipment in cinemas. We began generating revenue from our VPF arrangements in September 2011 when GDC Digital Cinema Network Limited was consolidated with us in a transaction among entities under common control. Under this operating division, which is operated and managed under GDC Digital Cinema Network Limited and its subsidiaries, we earn (i) service income for verifying and billing the VPFs; and (ii) interest on receivables from the initial sales of the digital cinema equipment in Hong Kong. Service income and interest income from our VPF arrangements in aggregate represented 1.1% of our total revenue in 2011 and 2.7% in 2012.

        In Hong Kong, we act as both the administrator and the deployment entity under our VPF arrangements. Prior to being consolidated with us in September 2011, GDC Digital Cinema Network Limited sold digital cinema equipment deployed under our VPF arrangements in Hong Kong. As the deployment entity, GDC Digital Cinema Network Limited recorded receivables related to the sales of digital cinema equipment which will be settled through VPFs from studios and distributors over the VPF arrangement period. No further sales of digital cinema equipment under the VPF arrangement in Hong Kong are expected. However, as the deployment entity for the equipment sold, we will continue to retain all of the VPF fees until the conclusion of the VPF arrangements and recognize interest income. In addition, as the administrator under the VPF arrangements, we will also continue to recognize service income.

        In Japan and the United States, we only act as the administrator under our VPF arrangements and recognize service income. In the United States, we remit VPF fees, after deducting our administration fee under the VPF arrangements. The roll-out periods of equipment installation under our VPF arrangements in Japan will end in 2014. The roll-out periods of equipment installation under our VPF arrangements in the United States will end on various dates in 2013 and 2014.

        In the United States, we receive VPFs on a defined fee schedule for a fixed period. In Hong Kong and Japan, we receive VPFs on a defined fee schedule until the earlier of (i) ten years from the date each system is installed, or (ii) when cost recoupment is achieved.

        Service income from our VPF arrangements accounted for 1.0% of our total revenue in 2011 and 2.1% in 2012. The amount of service income we derive from our VPF arrangements depends on the number of movie titles released and displayed using our digital cinema equipment in any given period.

        Interest income from our VPF arrangements accounted for 0.2% of our total revenue in 2011 and 0.6% in 2012. We earn interest income on the receivables related to our VPF arrangements in Hong Kong.

        We do not anticipate that income from our VPF arrangements will represent a significant portion of our future revenue.

        The following table sets forth the breakdown of our total revenue by source of income for the periods indicated:

	Year ended December 31,
	2010		2011		2012
	US$	% of total revenue	US$	% of total revenue	US$	% of total revenue
	(in thousands of US$, except for percentages)
Sales of digital cinema equipment	70,061	96.4%	86,498	96.1%	108,779	94.1%
Technical service income	2,580	3.5%	2,456	2.7%	3,645	3.2%
Service income from our VPF arrangements	—	—	912	1.0%	2,458	2.1%
Interest income from our VPF arrangements	—	—	117	0.2%	692	0.6%
Rental income from leasing of digital cinema equipment	52	0.1%	—	—	—	0.0%

Total revenue	72,693	100.0%	89,983	100.0%	115,574	100.0%

        We currently sell our products and provide relevant technical services globally. The following table sets forth the breakdown of our total revenue by geography for the periods indicated:

	Year ended December 31,
	2010		2011		2012
	US$	% of total revenue	US$	% of total revenue	US$	% of total revenue
	(in thousands of US$, except for percentages)
United States	22,203	30.5%	27,404	30.5%	40,302	34.9%
China	32,401	44.6%	33,433	37.2%	36,971	32.0%
Other Asia-Pacific territories	12,497	17.2%	19,525	21.7%	31,276	27.1%
Other territories	5,592	7.7%	9,621	10.6%	7,025	6.0%

Total revenue	72,693	100.0%	89,983	100.0%	115,574	100.0%

        Our revenue is driven by the continuing demand for digital cinema equipment which depends on (i) analog-to-digital cinema screen conversion; (ii) new digital cinema screen installations; and (iii) upgrades and replacements for digital cinema products. Sales of our digital cinema servers in the United States are driven primarily by the analog-to-digital conversion. Sales of our digital cinema servers in China are driven primarily by new screen installations. Our sales in China as a percentage of our total revenue has decreased in recent years and may continue to decrease. Our sales outside the United States and China as a percentage of our total revenue have been increasing in recent years. We plan to increase our efforts to penetrate new markets, such as Central and South America, India and other Asia-Pacific territories.

        We sell our products both to exhibitors and to reseller partners. The sales channels we use vary by geographic market. In China, Central and South America and India, our products are mainly sold directly to exhibitors, to whom we also provide or will provide direct technical and support services. In the United States, Japan, Korea and Europe, our products are mainly sold indirectly though reseller partners, and we provide support services to the reseller partners who provide direct services to exhibitors. We may allow certain customers to provide us with a down payment, maintain an accounts receivable balance with us and pay the remainder by installments. For select customers, we have granted an extended payment period.

        In 2010, 2011 and 2012, our top five customers, which differ from period to period, collectively accounted for 31.9%, 33.3% and 41.7%, respectively, and our top customer, which is our largest reseller partner in the United States, accounted for 12.3%, 11.8% and 14.5%, respectively, of our revenue for the respective periods. We also derived 10.4% of our revenues from our second largest customer in 2012. The following table sets forth our top five customers by customer type and percentage of revenue contribution for the periods indicated:

Year ended December 31,
2010		2011		2012
Customer type	% of total revenue	Customer type	% of total revenue	Customer type	% of total revenue
Reseller A	12.3%	Reseller A	11.8%	Reseller A	14.5%
Reseller B	6.2%	Reseller E	8.9%	Exhibitor C	10.4%
Exhibitor A	5.1%	Reseller B	5.0%	Reseller B	9.5%
Reseller C	4.4%	Exhibitor B	4.4%	Reseller F	3.9%
Reseller D	3.9%	Exhibitor A	3.2%	Reseller E	3.4%

        We enjoy repeat purchases from both exhibitors and reseller partners over the long term. However, our top five customers differed from period to period primarily because exhibitors in the digital cinema industry tend to purchase a majority of their digital cinema equipment within a very short period of time. Such exhibitors generally do not place large orders again until they need to add new digital screens or replace existing equipment as a result of technological obsolescence or equipment age. As a result of exhibitors' purchasing patterns, orders placed by resellers also differ from period to period.

Cost of Sales and Services Rendered

        Our cost of sales and services rendered primarily consists of: (i) cost of direct materials, including media blocks, hard drives, other circuit boards and casings; (ii) labor costs for production, including manufacturing and assembly; and (iii) labor costs for services such as installations, maintenance, backups and upgrades. Other costs include licensing fees, delivery costs, inventory allowances and consumable costs.

        Our cost of sales and services rendered is mainly driven by cost of direct materials, which represented 81.7%, 78.6% and 77.6% of our cost of sales in 2010, 2011 and 2012, respectively.

Selling and Marketing Expenses

        Our selling and marketing expenses primarily consist of sales commissions, travel expenses and marketing expenses.

        The table below sets forth our selling and marketing expenses for the periods indicated:

	Year ended December 31,
	2010		2011		2012
	US$	% of total revenue	US$	% of total revenue	US$	% of total revenue
	(in thousands of US$, except for percentages)
Selling and marketing expenses	1,940	2.7%	3,950	4.4%	5,480	4.7%

        Our selling and marketing expenses have increased both in absolute terms and as a percentage of our revenue in recent years due to our marketing efforts to increase market share in key markets, such as the United States and China, and penetrate new growth markets, such as India and Central and South America. Our selling and marketing expenses generally increase in proportion to our revenue growth.

Administrative Expenses

        Our administrative expenses consist primarily of: salaries and employee benefits for our administrative personnel; office expenses, including rental costs; fees for professional services; depreciation of equipment used for general corporate purposes; and other general corporate expenses. Our personnel costs also include share-based payment expenses. We adopted our share option scheme on September 19, 2006, which has a term of ten years to September 18, 2016. We granted 12,000,000 share options in 2010.

        The table below sets forth our administrative expenses for the periods indicated:

	Year ended December 31,
	2010		2011		2012
	US$	% of total revenue	US$	% of total revenue	US$	% of total revenue
	(in thousands of US$, except for percentages)
Administrative expenses	6,891	9.5%	9,536	10.6%	10,934	9.5%

        We expect our administrative expenses to increase in absolute terms as we recruit additional professionals, open new offices, and incur additional costs related to the growth of our business and as we become a listed company in the United States upon the completion of this offering.

Research and Development Expenses

        Our research and development expenses primarily consist of: salaries and employee benefits for our research and development personnel; cost of materials used in our research and development activities; and other costs related to the design, development, testing and enhancement of our products.

        The table below sets forth our research and development expenses for the periods indicated:

	Year ended December 31,
	2010		2011		2012
	US$	% of total revenue	US$	% of total revenue	US$	% of total revenue
	(in thousands of US$, except for percentages)
Research and development expenses	1,187	1.6%	1,935	2.1%	1,796	1.6%

        We expect our research and development expenses to increase in absolute terms as we continue to research and develop new digital cinema technologies to maintain and enhance our technology leadership.

Income Tax Expenses

        We are subject to taxation primarily in Hong Kong and the PRC. Generally, our effective tax rate (calculated as a ratio of income tax expense to profit before tax) changes from year to year due to the effect of different tax rates applied to respective amounts of profit before tax of our subsidiaries by tax jurisdiction. The following table sets forth a breakdown of our income tax expenses for the periods indicated:

	Year ended December 31,
	2010	2011	2012
	(in thousands of US$)
PRC enterprise income tax, or PRC EIT, and withholding tax	1,683	1,817	2,156
Hong Kong profits tax	143	2,237	2,461
United States income tax	72	28	84
Singapore income tax	55	(23)	2

	1,953	4,059	4,703

  Hong Kong

        We and our subsidiaries conducting business in Hong Kong are subject to a profits tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.

  PRC

        Effective January 1, 2008, the standard enterprise income tax rate applicable to our PRC subsidiaries is 25%, except for subsidiaries that enjoy preferential tax incentive rates. GDC Technology (Shenzhen) Limited, which qualified as a "high technology enterprise" in 2007, enjoys preferential tax incentive rates, and was exempted from PRC EIT for two years starting from its first profit-making year, followed by a 50% reduction for the next three years, as approved by the relevant governmental authority in 2008. GDC Technology (Shenzhen) Limited was further examined in 2011 and qualified as a "high technology enterprise" on October 27, 2011 for a three-year term retroactively beginning on January 1, 2011. GDC Technology (Beijing) Limited and Espedeo Technology (Shenzhen) Limited do not engage in research and development activities, so they do not enjoy preferential tax incentive rates for high technology enterprises.

        As a "high technology enterprise" that enjoys the above-mentioned tax concession, GDC Technology (Shenzhen) Limited was eligible to elect to be entitled to either a progressive tax rate increasing up to 25%, with possible reduction, or the preferential tax rate of 15% for high technology enterprises, without reduction.

        The first profit-making year for GDC Technology (Shenzhen) Limited was 2007. Accordingly, the applicable tax rate on this PRC subsidiary was 11% and 12% for 2010 and 2011, respectively, as it enjoyed the 50% reduced rate during these years, and 15% for 2012, as it enjoyed the preferential tax rate for high technology enterprises during this period. GDC Technology (Shenzhen) Limited will continue to enjoy a reduced income tax rate of 15% until December 31, 2013.

        Under the PRC EIT Law, a withholding tax is imposed on dividends declared in respect of profits earned by our PRC subsidiaries. In 2011, our PRC subsidiaries distributed all their retained profits prior to the transfer of the ordinary shares of our company from GDC Holdings and certain other shareholders to CAG Digital Investment Holdings Limited on September 6, 2011.

  Others

        Our subsidiaries incorporated in the United States were subject to progressive federal income tax rates ranging from 15% to 35% and were subject to state income tax rates ranging from 6% to 8.84% in 2010, 2011 and 2012.

        Our subsidiaries incorporated in Singapore were subject to a prevailing income tax at the rate of 17% in 2010, 2011 and 2012.

Critical Accounting Policies

        We prepare our consolidated financial statements in accordance with IFRS, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities as of the date of our financial statements, and our revenue and expenses during the financial reporting period. Our estimates and assumptions are based on available information and our historical experience, as well as other estimates and assumptions that we believe to be reasonable. The estimates and assumptions that form the basis for our judgments may not be readily apparent from other sources. We continually evaluate these estimates and assumptions based on the most recently available information, our own experience and other assumptions that we believe to be reasonable. Our actual results may differ significantly from estimated amounts as a result of changes in our estimates or changes in the facts or circumstances underlying our estimates and assumptions. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management's judgment. When reading our financial statements, you should consider (i) our selection of critical accounting policies; (ii) the judgment and other uncertainties affecting the application of such policies; (iii) the sensitivity of reported results to changes in conditions and assumptions; and (iv) the risks and uncertainties described under "Risk Factors." We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.

Revenue recognition

        Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of returns, discounts and sales related taxes.

        Revenue from the sale of digital cinema equipment is recognized when the goods are delivered and title has passed, at which time all the following conditions are satisfied:

  •
  we have transferred to the buyer the significant risks and rewards of ownership of the goods;

  •
  we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

  •
  the amount of revenue can be measured reliably;

  •
  it is probable that the economic benefits associated with the transaction will flow to us; and

  •
  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

        Deposits received from sale of digital cinema equipment or services to be provided prior to meeting the revenue recognition criteria are included in the consolidated statement of financial position as receipt in advance.

        Technical service income is recognized when the service is provided.

        Under our VPF arrangements in Hong Kong, we earn:

  (i)
  service income as an administrator covering our operating costs incurred in the period in direct relation to the performance of the obligations under the agreements with the film distributors plus a pre-agreed profit margin over the operating costs;

  (ii)
  revenue from the sale of the digital cinema equipment as a deployment entity upon installation; and

  (iii)
  interest income from receivables as a deployment entity from the initial sales of the digital cinema equipment.

        No revenue from sales of the digital cinema equipment under VPF Arrangement is recognized during the year ended December 31, 2010, 2011 and 2012.

        Under our VPF arrangements in Japan, we earn service income as an administrator based on the number of screens deployed in the period at a pre-agreed regressive rate per screen.

        Under our VPF arrangements in the United States, we earn service income as an administrator based on a pre-agreed portion of the VPFs collected in the period.

        This service income from our VPF arrangements is recognized in the period in which the billing of VPFs occurs, as our performance obligations have been substantially met at that time. In order to issue the VPF billings to film distributors, we have to obtain the distributor booking report of a movie from the film distributors and booking report of the same movie from the exhibitors. We also have to reconcile them with the log report generated from the play list from the deployed digital cinema equipment. We calculate the duration of the engagement of the movie and the number of screens showing the movie and issue the VPF billing accordingly.

        Rental income from leasing of digital cinema equipment is recognized on a straight-line basis over the term of the relevant lease.

        Interest income from a financial asset (including interest income arising from receivables related to initial sales of digital cinema equipment under our VPF arrangements) is recognized when it is probable that the economic benefits will flow to our group and the amount of income can be measured reliably. Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount on initial recognition.

Estimated impairment of trade receivables and receivables related to our VPF arrangements

        In determining whether there is objective evidence of impairment loss, we take into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the assets' carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise.

Merger accounting for business combination involving entities under common control

        The consolidated financial statements incorporate the items of the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

        The net assets / net liabilities of the combining entities or businesses are consolidated using the existing book values. No amount is recognized in respect of goodwill or excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination, to the extent of the continuation of the controlling party's interest.

        The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control combination.

        The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been combined at the end of the previous reporting period or when they first came under common control, whichever is shorter.

Share-based payment transactions

        The fair value of services received determined by reference to the fair value of share options granted at the grant date is recognized as an expense in full at the grant date when the share options granted vest immediately, with a corresponding increase in equity (share-based payment reserve).

        When share options are exercised, the amount previously recognized in share-based payment reserve will be transferred to share premium reserve. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share-based payment reserve will be transferred to retained earnings.

        The following table sets out the movements in our share options in 2010, 2011 and 2012. See "Management—2006 Share Option Scheme."

				Number of share options
Category of grantees	Date of grant	Exercise price per share		Balance as of January 1, 2010	Granted during the year	Exercised during the year	Balance as of December 31, 2010
Directors	November 2, 2007	HK$	2.00	3,300,000	—	—	3,300,000
	December 14, 2010	HK$	2.00	—	3,100,000	—	3,100,000
Employees	December 14, 2010	HK$	2.00	—	2,600,000	—	2,600,000
Other participants(2)	November 2, 2007	HK$	2.00	3,630,000	—	(3,300,000)	330,000
	December 14, 2010	HK$	2.00		6,300,000		6,300,000

Total				6,930,000	12,000,000	(3,300,000)	15,630,000

				Number of share options
Category of grantees	Date of grant	Exercise price per share		Balance as of January 1, 2011	Exercised during the year	Cancelled/ forfeited during the year		Balance as of December 31, 2011
Directors	November 2, 2007	HK$	2.00	3,300,000	(3,300,000)	—		—
	December 14, 2010	HK$	2.00	3,100,000	(3,100,000)	—		—
Employees	December 14, 2010	HK$	2.00	2,600,000	(2,066,000)	(95,000	)(1)	439,000
Other participants	November 2, 2007	HK$	2.00	330,000	(330,000)	—		—
	December 14, 2010	HK$	2.00	6,300,000	(4,300,000)	(2,000,000	)(2)	—

Total				15,630,000	(13,096,000)	(2,095,000)		439,000

				Number of share options
Category of grantees	Date of grant	Exercise price per share		Balance as of January 1, 2012	Exercised during the year	Forfeited during the year	Balance as of December 31, 2012
Employees(1)	December 14, 2010	HK$	2.00	439,000	—	(14,000)	425,000

(1)
Such share options were lapsed when those grantees ceased to be our employees during the year or period.

(2)
Share options were granted to directors of the former holding company. Such share options were cancelled by mutual agreement between the grantee and our company on September 6, 2011.

        The fair values of share options granted were calculated using the Binomial model. The following table sets forth the specific assumptions made by the independent valuation firm for the valuation of our grant of options:

2010
Share Price	HK$1.89
Exercise price	HK$2.00
Expected volatility	41.3%
Risk-free rate	2.04%
Expected dividend yield	NIL
Likelihood of early exercise of Directors and other participants	2.8 times*
Likelihood of early exercise of employees	1.5 times*
Forfeiture rates for Directors and other participants	23.46%
Forfeiture rates for employees	30.59%

*
Assuming directors and other participants and employees would exercise the options once share price is 2.8 and 1.5 times of the exercise prices, respectively.

        Our share price was determined by a discounted cash flow model based on management's best estimate. Expected volatility was determined by the average annualized standard derivations of the continuously compounded rate of return on the share price of other companies in the similar industry on the grant date. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

        We recognized share-based payment expenses of US$0.8 million in 2010, in relation to share options granted by us. We did not grant any share options in 2011 or 2012. The Binomial model has been used to estimate the fair value of the options. The variables and assumptions used in computing the fair value of the share options were based on the Directors' best estimates. The value of an option varied with different variables of certain subjective assumptions.

Internal Control over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. Management has not, nor has our independent registered public accounting firm, conducted an audit of our internal control over financial reporting.

JOBS Act and Adoption of Accounting Standards

        For as long as we remain an "emerging growth company" as defined in the JOBS Act, we intend to take advantage of certain exemptions from reporting and other requirements that are otherwise applicable generally to public companies. Under the JOBS Act, emerging growth companies are not required to comply with the auditor attestation requirements under Section 404 of the Sarbanes-

Oxley Act of 2002 for up to the end of the fifth full fiscal year following the date of their initial public offerings. The JOBS Act also provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to "opt out" of this provision and will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Unaudited Quarterly Results of Operations

        The following table sets forth our selected unaudited quarterly results of operations for each quarter during the period from January 1, 2011 to December 31, 2012. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the selected unaudited quarterly financial information and it reflects all adjustments that we consider necessary for a fair presentation of our operating results for the periods presented. Our quarterly operating results may fluctuate from quarter to quarter due to changes in customer demand and other variations, and the historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or for any full year. There are many factors, including those discussed under "Risk Factors," that could have a material effect on our business and operating results.

	Three Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(in thousands of US$)
Revenue	16,718	20,651	22,638	29,976	23,401	27,075	29,131	35,967
Cost of sales and services rendered	(9,393)	(11,172)	(12,310)	(15,997)	(13,986)	(14,722)	(16,319)	(21,091)

Gross profit	7,325	9,479	10,328	13,979	9,415	12,353	12,812	14,876
Other income	380	405	334	14	57	83	199	297
Selling and marketing expenses	(732)	(720)	(1,303)	(1,195)	(1,038)	(1,617)	(1,226)	(1,599)
Administrative expenses	(1,981)	(2,118)	(2,647)	(2,790)	(2,682)	(2,754)	(2,820)	(2,963)
Research and development costs	(276)	(290)	(277)	(1,092)	(305)	(490)	(598)	(403)
Finance costs on bank borrowings	(13)	(10)	(26)	(2)	(9)	(15)	(54)	(62)
Share of loss of an associate	—	—	—	—	—	—	(1)	(9)
Share of profit of a jointly controlled entity	—	—	—	—	—	—	—	10

Profit before tax	4,703	6,746	6,409	8,914	5,438	7,560	8,312	10,147
Income tax expense	(733)	(1,052)	(998)	(1,276)	(816)	(1,132)	(1,253)	(1,502)

Profit for the period	3,970	5,694	5,411	7,638	4,622	6,428	7,059	8,645

        We have generally experienced consistent growth in our quarterly revenue from January 1, 2011 to December 31, 2012, although our revenue were relatively higher in the last quarter of 2011 and lower in the first quarter of 2012 due to seasonal fluctuations discussed below. The growth in our quarterly revenue was primarily attributable to increases in revenue from our sales of digital cinema equipment, mainly due to an increase in the sales volume of our digital cinema servers and integrated projection solutions, as we continued to grow our customer base and expand our presence in the United States, China and internationally.

        Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, sales of our digital cinema equipment, which has and will continue to account for the majority of our revenue. We have historically experienced higher sales in the fourth quarter of a year, compared to the other three quarters of the same year, as our customers tend to purchase digital cinema equipment immediately before the winter holiday season, which is typically the peak season for box office revenue. We have historically experienced the lowest sales in the first quarter of a year for similar reasons. Our rapid growth has lessened the impact of the seasonal fluctuations and cyclicality. However, we expect that seasonal fluctuations and cyclicality will continue to cause our quarterly and annual operating results to fluctuate. See "Risk Factors—Risks Related to Our Business and Industry—Our sales are subject to seasonality, which could cause our results of operations to fluctuate."

        Other factors have caused, and in the future may cause, our quarterly results of operations to fluctuate. For example, we had relatively lower gross margins during the fourth quarter of 2012, as a result of deriving a higher proportion of our sales volume during the quarters from sales of integrated projection solutions, as sales of integrated projection solutions generally offer us lower gross margins than sales of digital cinema servers on a stand-alone basis.

Results of Operations

        The following table sets forth our results of operations for the periods indicated, both in absolute amounts and as percentages of our total revenue for the respective periods. Our historical results presented below are not necessarily indicative of the results that may be expected for future periods.

	Year ended December 31,
	2010		2011		2012
	US$	% of total revenue	US$	% of total revenue	US$	% of total revenue
	(in thousands of US$, except for percentages)
Revenue	72,693	100.0%	89,983	100.0%	115,574	100.0%
Cost of sales and services rendered	(42,111)	57.9%	(48,872)	54.3%	(66,118)	57.2%

Gross profit	30,582	42.1%	41,111	45.7%	49,456	42.8%
Other income	1,392	1.9%	1,133	1.3%	636	0.6%
Selling and marketing expenses	(1,940)	2.7%	(3,950)	4.4%	(5,480)	4.7%
Administrative expenses	(6,891)	9.5%	(9,536)	10.6%	(11,219)	9.7%
Research and development expenses	(1,187)	1.6%	(1,935)	2.1%	(1,796)	1.6%
Finance costs on bank borrowings	(103)	0.1%	(51)	0.1%	(140)	0.1%
Share of loss of an associate	—	—	—	—	(10)	0.0%
Share of profit of a jointly controlled entity	—	—	—	—	10	0.0%

Profit before tax	21,853	30.1%	26,772	29.8%	31,457	27.2%
Income tax expense	(1,953)	2.7%	(4,059)	4.5%	(4,703)	4.1%

Profit for the year	19,900	27.4%	22,713	25.3%	26,754	23.1%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        Revenue.    Our revenue increased by 28.4% to US$115.6 million in 2012 from US$90.0 million in 2011. Revenue from our digital content distribution and exhibition increased by 26.4% to US$112.4 million in 2012 from US$89.0 million in 2011, mainly as a result of increased sales. Sales of digital cinema equipment increased by 25.8% to US$108.8 million in 2012 from US$86.5 million in 2011, primarily due to an increase in the sales volume of our digital cinema servers and integrated projection systems to 8,971 units in 2012 from 6,826 units in 2011, primarily attributable to an increase in sales volume in the United States to 4,182 units in 2012 from 2,705 units in 2011 and, to a lesser extent, to an increase in sales volume in China to 2,924 units in 2012 from 2,296 units in 2011. Our technical service income increased by 48.4% to US$3.6 million in 2012 from US$2.5 million in 2011, primarily due to an increase in maintenance service income as a result of increased sales of extended warranties. Revenue from the deployment and administration of digital cinema networks increased significantly to US$3.2 million in 2012 from US$1.0 million in 2011. We began to recognize revenue from the deployment and administration of digital cinema networks in September 2011 when GDC Digital Cinema Network Limited was consolidated with us in a transaction involving entities under common control.

        Cost of sales and services rendered.    Our cost of sales and services rendered increased by 35.3% to US$66.1 million in 2012 from US$48.9 million in 2011, primarily due to an increase in cost of direct materials in 2012 from 2011, as a result of a general increase in sales of digital cinema equipment, as well as an increase in sales of integrated projection systems as percentage of our revenue.

        Gross profit and gross margin.    Our gross profit increased by 20.3% to US$49.5 million in 2012 from US$41.1 million in 2011, while our gross margin decreased to 42.8% for 2012 from 45.7% for 2011. Our gross margin decreased primarily due to an increase in sales of relatively lower margin integrated projection systems as a percentage of our revenue, as a result of shipments of integrated projection systems to a new customer in India in 2012.

        Other income.    Our other income decreased by 43.9% to US$0.6 million in 2012 from US$1.1 million in 2011, primarily due to decrease in loan interest income from GDC Digital Camera Network Limited and GDC Holdings.

        Selling and marketing expenses.    Our selling and marketing expenses increased by 38.7% to US$5.5 million in 2012 from US$4.0 million in 2011. This increase was primarily due to (i) a 52.6% increase in travel expenses and marketing expenses to US$3.0 million in 2012 from US$2.0 million in 2011 in connection with our efforts to penetrate new markets, such as Central and South America, India and other Asia-Pacific territories, and (ii) a 22.6% increase in sales commissions to US$2.2 million in 2012 from US$1.8 million in 2011 as a result of an increase in sales.

        Administrative expenses.    Our administrative expenses increased by 17.6% to US$11.2 million in 2012 from US$9.5 million in 2011. This increase was primarily due to a 32.1% increase in salaries and other benefits to US$6.5 million in 2012 from US$5.0 million in 2011 as a result of both business expansion and the opening of our Barcelona office in February 2012, as our non-research-and-development personnel increased to 221 employees as of December 31, 2012 from 181 employees as of December 31, 2011.

        Research and development expenses.    Our research and development expenses decreased by 7.2% to US$1.8 million in 2012 from US$1.9 million in 2011. This decrease was primarily due to a 34.0% decrease in testing materials and technical support to US$0.3 million in 2012 from US$0.5 million in 2011.

        Income tax expense.    Our income tax expense increased by 15.9% to US$4.7 million in 2012 from US$4.1 million in 2011. Our effective tax rates were 15.0% in 2012 and 15.2% in 2011.

        Profit for the year.    Primarily as a result of the foregoing, our profit for the year increased by 17.8% to US$26.8 million in 2012 from US$22.7 million in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

        Revenue.    Our revenue increased by 23.8% to US$90.0 million in 2011 from US$72.7 million in 2010. Revenue from our digital content distribution and exhibition segment increased by 22.4% to US$89.0 million in 2011 from US$72.7 million in 2010, mainly as a result of increased sales. Our sales of digital cinema equipment increased by 23.5% to US$86.5 million in 2011 from US$70.1 million in 2010, primarily due to an increase in the sales volume of our digital cinema servers and integrated projection systems to 6,826 units in 2011 from 4,334 units in 2010, primarily attributable to an increase in sales volume in the United States to 2,705 units in 2011 from 1,982 units for 2010 and in China to 2,296 units in 2011 from 1,575 units in 2010. Our technical service income remained relatively stable, amounting to US$2.5 million and US$2.6 million in 2011 and 2010, respectively. Revenue from our deployment and administration of digital cinema networks segment amounted to US$1.0 million in 2011. We began to recognize revenue from this segment after September 2011, when GDC Digital Cinema Network Limited was consolidated with us in a transaction involving entities under common control.

        Cost of sales and services rendered.    Our cost of sales and services rendered increased by 16.1% to US$48.9 million in 2011 from US$42.1 million in 2010, primarily due to an increase in cost of direct materials in 2011 compared to 2010. The increase in cost of direct materials was primarily due to an increase in sales of digital cinema servers as well as a general increase in sales of other digital cinema equipment.

        Gross profit and gross margin.    Our gross profit increased by 34.4% to US$41.1 million in 2011 from US$30.6 million in 2010. Our gross margin increased to 45.7% in 2011 from 42.1% in 2010. Our gross margin increased primarily due to an increase in sales of higher margin digital cinema servers.

        Other income.    Our other income decreased by 18.6% to US$1.1 million in 2011 from US$1.4 million in 2010, primarily because of a decrease in loan interest income from GDC Holdings of US$0.2 million as result of the repayment of the loan from GDC Holdings in 2011.

        Selling and marketing expenses.    Our selling and marketing expenses increased by 103.6% to US$4.0 million in 2011 from US$1.9 million in 2010. This increase was primarily due to (i) a 236.0% increase in sales commissions to US$1.8 million in 2011 from US$0.5 million in 2010 as a result of an increase in sales volume and (ii) a 55.3% increase in travel expenses and marketing expenses to US$2.0 million in 2011 from US$1.3 million in 2010 in connection with our marketing efforts in the United States, Europe and a number of Asia-Pacific territories.

        Administrative expenses.    Our administrative expenses increased by 38.4% to US$9.5 million in 2011 from US$6.9 million in 2010. This increase was primarily due to a 64.3% increase in salaries and other benefits to US$5.0 million in 2011 from US$3.0 million in 2010 as a result of our business expansion, as our non-research-and-development personnel increased to 181 employees as of December 31, 2011 from 128 employees as of December 31, 2010. We recorded a share-based payment expense of US$0.8 million in 2010 in relation to the grant of share options pursuant to our 2006 Share Option Scheme. We did not record any share-based payment expenses in 2011.

        Research and development expenses.    Our research and development expenses increased by 63.0% to US$1.9 million in 2011 from US$1.2 million in 2010. This increase was primarily due to a 62.9% increase in salaries and other benefits to US$1.5 million in 2011 from US$0.9 million in 2010, as we employed 27 employees in research and development as of December 31, 2011, compared to 21 employees as of December 31, 2010.

        Income tax expense.    Our income tax expense increased to US$4.1 million in 2011 from US$2.0 million in 2010, primarily because of an increase in our profit before tax, particularly our profit from our business in Hong Kong subject to Hong Kong profits tax after utilizing tax losses bought forward. Our effective tax rates were 15.2% and 8.9% for 2011 and 2010, respectively. Our effective tax rate increased in 2011 primarily because in 2010 we utilized US$1.2 million of tax losses previously not recognized to offset our income tax expense, whereas in 2011 we utilized only US$0.1 million of such tax losses.

        Profit for the year.    Primarily as a result of the foregoing, our profit for the year increased by 14.1% to US$22.7 million in 2011 from US$19.9 million in 2010.

Liquidity and Capital Resources

        We believe that our anticipated cash flows from operations, current cash and cash equivalents and bank borrowings will be sufficient to fund our operations, including geographical expansion,

expanding our servicing infrastructure and capabilities and research and development, for at least the next 12 months following this offering.

        As of December 31, 2012, we had US$23.2 million in cash and cash equivalents and net current assets of US$25.3 million.

        We may explore other ways to finance our operations in the future, including borrowing from banks and offering of debt or equity securities. As of December 31, 2012, we had bank borrowings from Hong Kong financial institutions with outstanding balances of US$4.2 million, bearing interest at a variable rate of HIBOR plus 2.3% per annum, and US$2.6 million, bearing interest at a fixed rate of 5.82% per annum. These bank borrowings have terms ranging from repayable on demand to four years and expire at various times throughout the year and are secured by pledge of bank deposits. We believe that, given our low levels of bank borrowings, we would be able to obtain additional debt financing to meet our liquidity and capital requirements.

        As of December 31, 2012, our pledged bank deposits totaled US$6.3 million and included: (i) bank deposits of US$4.7 million with a PRC financial institution to issue a guarantee for a short term loan; (ii) bank deposits of US$1.0 million with a Hong Kong financial institution; and (iii) bank deposits of US$0.6 million with a PRC bank to issue quality guarantees to customers for the quality of goods produced by us.

        We may need additional cash resources in the future if we experience changed business conditions or other developments or if we decide to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue equity or equity-linked securities or obtain a credit facility. Any issuance of equity or equity-linked securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all. The unavailability of bank financing or a prolonged delay in obtaining bank financing, if not compensated by a capital injection, may adversely affect our expansion plans and have an adverse impact on our results of operations.

        The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31,
	2010	2011	2012
	(in thousands of US$)
Net cash from operating activities	10,965	25,078	17,288
Net cash (used in) from investing activities	(11,411)	18,310	(4,976)
Net cash from (used in) financing activities	7,373	(45,463)	(6,833)

Net increase (decrease) in cash and cash equivalents	6,927	(2,075)	5,479
Cash and cash equivalents at beginning of the year, represented by bank balances and cash	11,690	19,068	17,637
Effect of foreign exchange rate changes	451	644	86

Cash and cash equivalents at end of the year, represented by bank balances and cash	19,068	17,637	23,202

Operating Activities

        Net cash from operating activities was US$17.3 million for 2012, primarily as a result of: (i) profit before tax of US$31.5 million, (ii) net cash used in movements in working capital of US$10.1 million, primarily due to an increase in trade receivables of US16.1 million, an increase in inventories of US$7.0 million and a decrease in receivables related to VPF arrangements of US$2.5 million, partially offset by an increase in trade payables of US$6.6 million and an increase in receipt in advance of US$6.7 million and (iii) income tax paid of US$5.8 million.

        Net cash from operating activities was US$25.1 million in 2011, primarily as a result of: (i) profit before tax of US$26.8 million; (ii) net cash from movements in working capital of US$0.1 million, which were primarily due to increases in receipt in advance, trade payables and other payables and accruals of US$5.6 million, US$2.9 million and US$3.0 million, respectively, offset by an increase in trade receivables of US$8.1 million; and (iii) income tax paid of US$1.7 million.

        Net cash from operating activities was US$11.0 million in 2010, primarily as a result of: (i) profit before tax of US$21.9 million; (ii) net cash used in movements in working capital of US$10.6 million, which were primarily due to an increase in trade receivables of US$9.7 million, an increase in amount due from GDC Digital Cinema Network Limited of US$3.7 million and an increase in inventories of US$3.1 million, offset by increases in other payables and accruals and receipt in advance of US$4.0 million and US$1.6 million, respectively; and (iii) income tax paid of US$0.5 million.

Investing Activities

        Net cash used in investing activities was US$5.0 million in 2012, primarily attributable to the net placement of pledged bank deposits of US$3.8 million and the purchase of computer equipment for existing offices and new offices in Europe of US$1.1 million.

        Net cash from investing activities was US$18.3 million in 2011, primarily attributable to net repayment from GDC Holdings of US$11.3 million, redemption of structured deposits of US$5.3 million and net withdrawal of pledged bank deposits of US$3.4 million, partially offset by purchase of property, plant and equipment of US$3.0 million.

        Net cash used in investing activities was US$11.4 million in 2010, primarily attributable to the placement of pledged bank deposits of US$5.7 million, the purchase of structured deposits of US$5.3 million and an advance to GDC Holdings of US$1.1 million, partially offset by repayment from GDC Digital Cinema Network Limited of US$1.0 million.

Financing Activities

        Net cash used in financing activities was US$6.8 million in 2012, primarily attributable to dividends paid of US$11.5 million and partially offset by net proceeds raised from bank loans of US$4.8 million.

        Net cash used in financing activities was US$45.5 million in 2011, primarily attributable to dividends paid of US$43.8 million and net repayment of bank loans of US$3.7 million, partially offset by proceeds from issue of shares upon exercise of share options of US$3.3 million.

        Net cash from financing activities was US$7.4 million in 2010, primarily attributable to new bank loans raised of US$5.5 million, an advance from a former fellow subsidiary of US$1.1 million and proceeds from issue of shares upon exercise of share options of US$0.8 million.

Capital Expenditures

        In 2010, 2011 and 2012, our capital expenditures totaled US$0.6 million, US$3.0 million and US$1.1 million respectively. Our capital expenditures were primarily used for purchases of property, plant and equipment. In 2011, our capital expenditures mainly consisted of land purchased for our office in Burbank, California as well as renovation of offices in Hong Kong and Shenzhen. In 2012, our capital expenditures were primarily used for purchases of computer equipment for existing offices and new office in Europe.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2012:

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	(in thousands of US$)
Operating lease obligations	891	1,059	—	—	1,950

Total	891	1,059	—	—	1,950

Off-Balance Sheet Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Dividends from PRC Subsidiaries

        We are a holding company with no material operations of our own. We conduct our operations partially through our wholly owned subsidiary in China, GDC Technology (Shenzhen) Limited, together with its subsidiaries, GDC Technology (Beijing) Limited and Espedeo Technology (Shenzhen) Limited, in China.

        Under PRC law, each of GDC Technology (Shenzhen) Limited, GDC Technology (Beijing) Limited and Espedeo Technology (Shenzhen) Limited in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. GDC Technology (Shenzhen) Limited is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

        After GDC Technology (Beijing) Limited and Espedeo Technology (Shenzhen) Limited make appropriations for their respective statutory reserves and retain any profits, each of their remaining net profits are distributable to their sole shareholder, GDC Technology (Shenzhen) Limited, in the form of dividend in Reminbi. After paying the withholding taxes applicable to GDC Technology (Shenzhen) Limited revenue and earnings, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, any remaining net profits of GDC Technology (Shenzhen) Limited would be available for distribution to its sole shareholder, GDC Technology (Hong Kong) Limited and from GDC Technology (Hong Kong) Limited to us. We do not have any present plans to make future distributions. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future.

Quantitative and Qualitative Disclosure about Market Risk

Currency Risk

        We earn revenue mainly in U.S. dollars and Renminbi, and incur costs mainly in U.S. dollars, H.K. dollars and Renminbi, which are primarily transacted using functional currencies of the respective group entities. We believe that we do not have significant foreign exchange exposures. We do not have a foreign currency hedging policy. However, if necessary, we may consider using forward exchange contracts to hedge against foreign currency exposures. As of December 31, 2011 and 2010, we had no significant foreign currency exposure.

        The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar was stable and traded within a narrow band. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the Renminbi has gradually appreciated against the U.S. dollar, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how long the current situation may last and when and how this relationship between the Renminbi and the U.S. dollar may change again.

        The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, we cannot assure you that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

Interest Rate Risk

        We are exposed to interest rate risks due to the fluctuation of the market interest rate on certain variable-rate bank balances. Our bank balances carried interest at market rates ranging from 0.01% to 1.35% per annum in 2010, 0.01% to 1.49% per annum in 2011 and 0.01% to 1% per annum in 2012.

        We were also exposed to the fair value interest rate risks on the fixed rate amount due from a fellow subsidiary, bank borrowing and fixed rate trade receivables.

        We currently do not use any derivative contracts to hedge our exposure to interest rate risk. However, we will consider hedging significant interest rate exposure should the need arise.

        We consider that our exposure to the fluctuation in interest rates is not significant. Therefore, no sensitivity analysis is presented.

Recent Accounting Pronouncements

        We have not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments(3)
IFRS 10	Consolidated Financial Statements(1)
IFRS 11	Joint Arrangements(1)
IFRS 12	Disclosure of Interests in Other Entities(1)
IFRS 13	Fair Value Measurement(1)
Amendments to IFRSs	Annual Improvements to IFRSs 2009-2011 Cycle(1)
Amendments to IFRS 7	Disclosures—Offsetting Financial Assets and Financial Liabilities(1)
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosure(3)
Amendments to IFRS 10, IFRS 11 and IFRS 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interest in Other Entities: Transition Guidance(1)
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities(2)
Amendments to IAS 1	Presentation of Items of Other Comprehensive Income(4)
IAS 19 (Revised 2011)	Employee Benefits(1)
IAS 27 (Revised 2011)	Separate Financial Statements(1)
IAS 28 (Revised 2011)	Investments in Associates and Joint Ventures(1)
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities(2)
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine(1)

(1)
Effective for annual periods beginning on or after January 1, 2013.

(2)
Effective for annual periods beginning on or after January 1, 2014.

(3)
Effective for annual periods beginning on or after January 1, 2015.

(4)
Effective for annual periods beginning on or after July 1, 2012.

        See note 3 to our audited consolidated financial statements for additional information regarding recent accounting pronouncements.

INDUSTRY

Overview of the Global Cinema Industry

        The global cinema industry as measured by box office revenues grew from US$29.4 billion in 2009 to an estimated US$34.2 billion in 2012 and is forecasted to grow at a five-year CAGR of 5.7% to US$45.2 billion by 2017. The growth in box office revenues is likely to be driven largely by emerging markets such as China, which is expected to grow at a five-year CAGR of 22.3% from 2011 to 2016. The global cinema industry has proved to be relatively resilient despite economic downturns. During the financial crisis from 2008 to 2009, global box office revenues grew by 4.4%.

        The cinema industry involves institutions such as studios, production companies, distributors, exhibitors, equipment manufacturers and service providers. The following diagram sets forth key players in the cinema industry and their roles in the value chain.

The Emergence of Digital Cinema

        The first digital projector was commercially tested in June 1999 when Texas Instruments publicly demonstrated its DLP Cinema® projector technology, the digital light processing technology widely used today in projectors for cinemas. By the end of 2012, over 70% of the world's cinema screens are expected to be digital cinema screens. Generally, exhibitors in certain countries such as the United States, the United Kingdom and China are expected to stop using traditional celluloid film prints by the end of 2013. The use of traditional celluloid film prints is expected to become obsolete globally by 2016.

        In March 2002, several major Hollywood studios formed DCI to establish and document specifications for digital cinema to ensure uniform, secure and reliable technology is used across the digital cinema industry. The specifications were intended to promote widespread deployment of interoperable digital cinema equipment providing rigorous content security. The studios currently involved in DCI are Twentieth Century Fox Film Corporation, Paramount Pictures Corporation, Sony Pictures Entertainment Inc., Universal Studios, Inc., The Walt Disney Company and Warner Bros. Entertainment Inc. Since the creation of these specifications, industry participants have widely adopted DCI-compliant digital cinema solutions. New versions of the specifications have historically been published every two or three years. New recommended practices from DCI have historically been announced at least annually.

Key Drivers of the Analog-to-Digital Cinema Screen Conversion

        The key drivers of analog-to-digital cinema screen conversion are distribution cost savings, equipment incentive programs, and growing consumer demand for new types of content.

  Distribution Cost Savings

        Digital prints offer significant cost savings to distributors over traditional celluloid film prints in terms of print creation and delivery. For example, the target price point for distributing digital prints in the United States is approximately US$50, compared to US$1,000 to US$1,500 for traditional celluloid film prints.

  Equipment Incentive Programs

        Studios and distributors have designed equipment incentive programs such as VPF to incentivize the replacement of analog equipment with digital cinema equipment. The upfront equipment cost required to switch to digital cinema equipment varies depending on system specifications, screen size and other variables. To assist exhibitors with overcoming this upfront cost and to accelerate the analog-to-digital cinema screen conversion, studios have devised country-specific VPF arrangements to assist with digital cinema equipment costs, financing costs and operating costs.

        In order to receive VPF incentives, exhibitors must employ DCI-compliant equipment. The following diagram sets forth a typical VPF arrangement:

        The major players in VPF arrangements include:

  •
  Studios and distributors of films—Studios and distributors of films enjoy cost savings when exhibitors use digital cinema equipment, since content distributed digitally is cheaper than content distributed as film print. Studios and distributors of films subsidize exhibitors for their purchases of digital cinema equipment from the deployment entity with VPF payments.

  •
  Deployment entities—The deployment entity supplies the digital cinema equipment to exhibitors.

  •
  Administrators—An administrator monitors the deployed digital cinema equipment and manages the calculation, billing, collection and reporting of VPFs. The administrator invoices and collects VPFs from studios and distributors and remits the payment to (a) the deployment entities (if the deployment entities have not received from the exhibitors the full price of the digital cinema equipment it supplied to the exhibitors), or (b) exhibitors (if the exhibitors have fully paid for the digital cinema equipment). The administrator earns an administrative fee for the provision of such services at a pre-agreed rate.

  •
  Exhibitors—Exhibitors purchase digital cinema equipment from the deployment entity. Exhibitors are only allowed to use the deployed digital cinema equipment to display movies released by the studios and distributors of films that subsidized the purchase of the equipment.

        The VPF is designed to cover (a) a subsidy to exhibitors for the purchase of digital cinema equipment; (b) the interest on the outstanding receivable and (c) the costs of administration of the VPF arrangement, including verification that the digital films are displayed as expected and that the equipment is not used for unauthorized films.

        VPFs are typically calculated per title based on (i) geographic region; (ii) the duration of the engagement; and (iii) the number of screens showing the title. Revenue from VPF arrangements generally includes (i) service income for verifying and billing the VPFs; and (ii) interest on receivables from the initial sales of the digital cinema equipment.

  Growing Consumer Demand for 3D and Alternative Content

        Another expected driver for the adoption of digital cinema systems is growing demand for new types of content that can only be shown using digital cinema technology, including 3D and alternative content such as live concerts, sporting events, and theatre. In particular, the recent box office successes of major 3D film titles, such as Avatar and The Avengers, have driven exhibitors to purchase 3D-capable digital cinema systems.

Digital Cinema Market Opportunities

Overview

        The number of cinema screens grew by a CAGR of 3.1% from 118,491 at the end of 2009 to 129,766 at the end of 2012. Over the same period, the number of digital cinema screens grew by a CAGR of 76.1% from 16,375 to 89,427. The following chart shows the number of cinema screens and digital cinema screens by region from 2009 to 2012.

Number of screens (in thousands)

Key Sources of Demand for Digital Cinema Equipment

        The key sources of demand for digital cinema equipment are expected to come from: (i) the analog-to-digital cinema screen conversion; (ii) new digital cinema screen installations as a result of new cinema construction; and (iii) upgrades and replacements for digital cinema products, driven by new technology requirements and product replacement cycles.

  The Analog-to-Digital Cinema Screen Conversion

        In 2012, the number of analog screens decreased by 20,617, while the number of digital screens increased by 25,602. The United States recorded the largest number of digital screens added in 2012, followed by China. As a result, there are now more digital screens in the Asia-Pacific region than in Western Europe.

        Regions with relatively low digital cinema screen penetration rates present significant growth opportunities for analog-to-digital cinema screen conversion. For example, only 1,122 screens in India, or 10.2% of total screens in the country, were DCI-compliant digital cinema screens at the end of 2012. Central and South America have just begun to adopt the VPF model, which has driven multinational exhibitors in the region, such as Cinepolis, to actively increase their digital cinema screens. At the end of 2012, there were 4,153 digital cinema screens in Central and South America, representing only 40.6% of total screens in the region. In Central and Eastern Europe, there were 4,193 digital cinema screens at the end of 2012, representing 55.9% of total screens in the region.

  New Digital Cinema Screen Installations

        Demand from new digital cinema screens also comes from new cinema construction, most of which has been driven by market demand but some of which has resulted from government initiatives and state-sponsored incentives programs. In recent years, substantially all of the new cinema screens added from new cinema construction have been digital. For example, in China from 2011 to 2012, the number of cinema sites increased from 4,320 to 5,276 and the number of cinema screens increased from 14,482 to 18,053.

        Some new cinema construction has been sponsored by government incentive programs. For example, in China, a subsidiary of the China Film Group that is affiliated with the State Administration of Radio, Film & Television, formed a joint venture company with Barco in August 2011 to develop the digital cinema market in China in line with the country's 12th five-year plan. In Brazil, public funds through the Brazilian Development Bank have been channeled to support digital cinema, with local film agency ANCINE and local exhibitor Cinesystem involved.

  Upgrades and Replacements for Digital Cinema Products

        Demand from digital cinema equipment upgrades and replacement will be a key source of long-term market demand.

        Advances in digital cinema technology have led to corresponding upgrades in digital cinema equipment. New industry recommendations and specifications are expected to generate demand for digital cinema equipment upgrades. For example, DCI published "High Frame Rates Digital Cinema Recommended Practice" in September 2012, which sets forth high frame rate playback recommendations.

        Digital cinema equipment will also be periodically replaced as a result of equipment aging and technological obsolescence. Developed markets such as North America and Western Europe were the earliest adopters of digital cinema, and exhibitors in those markets are likely to be the first to replace their digital cinema equipment. North America and Western Europe experienced rapid digital cinema adoption with a digital screen count CAGR of 111.7% and 78.4% from 2006 to 2012, reaching 36,377 and 20,517 digital screens, respectively.

Complementary Products and Services

        A wide range of products and services complement the delivery and exhibition of digital cinema content, including: 3D systems, projector lamps and silver screens; TMS; NOCs; and post-production services such as digital cinema content mastering, localization, replication, delivery and security key management.

BUSINESS

Overview

        We are a leading global digital cinema solutions provider, as measured by our installed base of digital cinema servers as of December 31, 2012. We develop, manufacture and sell digital cinema servers that meet the highly demanding performance, security and reliability requirements established by Hollywood studios. We have the largest installed base of digital cinema servers in the Asia-Pacific region and the second largest globally as of December 31, 2012. We also partner with other manufacturers to offer a one-stop solution for exhibiting digital cinema content, including integrated projection systems and 3D products.

        We have the largest installed base of digital cinema servers in a number of territories, including China (55%), Hong Kong (81%), Japan (36%), Singapore (84%), South Korea (51%) and Taiwan (54%) as of December 31, 2012. All of the top 10 cinema chains in China, as measured by 2011 box office revenues, have installed our digital cinema servers. We have installed digital cinema servers for over 6,800 screens in China as of December 31, 2012. We have 24% of the installed base in the United States, with over 8,000 digital cinema servers installed as of December 31, 2012. We have secured a contract to ship 1,750 digital cinema servers in 2013 to the second largest cinema chain in Mexico as measured by number of cinema servers in 2011. We shipped 300 integrated projection systems in 2012 to the largest cinema chain in India as measured by number of cinema screens in 2011. We believe our substantial installed base provides us with strong market recognition, a brand premium and long-term repeat purchases from both exhibitors and resellers.

        We are one of the few manufacturers in the world with digital cinema servers that are compliant with the specifications of DCI, a standards-setting body formed by Hollywood studios to establish digital cinema industry standards. Our digital cinema servers allow exhibitors to exhibit digital cinema content securely in a wide range of formats, including 3D, high frame rate playback and live broadcasting. Our proprietary TMS enables exhibitors to effectively and remotely manage multiple screens and streamline theatre operations. We also resell a comprehensive suite of digital cinema products that includes integrated projection systems, 3D systems, projector lamps and silver screens. We maintain a broad service network that provides prompt and reliable services 24/7 to exhibitors, with offices in Hong Kong, Shenzhen, Beijing, Los Angeles, Sterling, Barcelona, Tokyo and Singapore.

        We have pioneered a number of proprietary technologies that improve the audiovisual experience, security, delivery and exhibition of digital cinema content. In 2011, we were the first company to showcase a standalone integrated media block, which we believe will eliminate the need for the projection booths found in many exhibition halls today and, as a result, reduce equipment footprint and personnel costs. We were honored as Hong Kong's "Most Innovative Company of 2012" by Mediazone Publishing, a media consulting firm based in Hong Kong, which presented the annual award to select winners for, among other criteria, innovation in products or services and industry accolades.

        We have experienced significant growth in recent years. The worldwide installed base of our digital cinema servers grew from 1,360 screens as of December 31, 2009 to 19,753 screens as of December 31, 2012. Our worldwide installed base as a percentage of the number of global digital cinema screens grew from approximately 16% as of December 31, 2009 to approximately 22% as of December 31, 2012. Our revenue grew from US$72.7 million in 2010 to US$90.0 million in 2011 and US$115.6 million in 2012. Our profit for the year grew from US$19.9 million in 2010 to US$22.7 million in 2011 and US$26.8 million in 2012.

Our Strengths

        We believe the following competitive strengths enable us to successfully compete in the growing digital cinema market:

Strong global market leadership

        We have the largest installed base of digital cinema servers in the Asia-Pacific region, accounting for 43% of the region's installed base, and the second largest installed base globally with 22% of the market as of December 31, 2012. We also have the largest installed base in a number of territories, including China (55%), Hong Kong (81%), Japan (36%), Singapore (84%), South Korea (51%) and, as of December 31, 2012. Our share of total incremental installations of digital cinema servers in the United States increased from less than 1% in 2009 to 44% in 2012. We believe our large market share provides us with a brand premium and long-term repeat purchases from both exhibitors and resellers.

        We believe our proven track record of delivering comprehensive, high-quality and innovative solutions will help us sustain and expand our market share in a number of rapidly developing markets. We have opened offices in India and Mexico to provide services to the local market. In Central and South America, one of the world's fastest growing markets in terms of the number of digital cinema screens installed, we have entered into a contract to ship 1,750 digital cinema servers in 2013 to the second largest cinema chain in Mexico as measured by number of cinema screens in 2011. In addition, we shipped 300 integrated projection systems in 2012 to the largest cinema chain in India as measured by number of cinema screens in 2011.

Proven track record of technology leadership and innovation

        Since our inception in 1999, we have been at the forefront of technological advancements for the digital cinema industry. We have worked closely with Hollywood studios and industry standards-setting bodies such as the Society of Motion Picture and Television Engineers, an international professional association of engineers working in the motion imaging industries, to help define digital cinema industry standards. In 2003, we were a part of the MPEG Interop Initiative which defined digital cinema specifications for interoperable mastering, content delivery, security and theatre playback prior to DCI's release of their specifications. We are one of a few manufacturers in the world to achieve DCI compliance for all of our digital cinema server models.

        We have pioneered a number of proprietary technologies that improve the audiovisual experience, security, delivery and exhibition of digital cinema content, including:

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  the first integrated media block to be awarded FIPS 140-2 Level 3 Certification, which is accepted by federal agencies in the United States, including the Department of Defense, for protection of sensitive information;

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  the first digital cinema server in the world to simultaneously provide high frame rate playback, 4K resolution and live content playback capabilities;

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  integrated playback of live satellite transmission or cable feeds in both 2D and 3D directly into our digital cinema servers, which allows theatres to become entertainment hubs showing events around the world in real-time; and

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  film mastering and exhibition technologies for China Film Giant Screen, one of a few large-screen formats used by Hollywood blockbusters.

        We believe our track record of innovation and technological capabilities provides us with a solid foundation for addressing future technology challenges and requirements of the digital cinema industry.

Comprehensive portfolio of digital cinema solutions

        We offer a one-stop solution for exhibiting digital cinema content, including:

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  digital cinema servers, as well as integrated projection systems, 3D systems, projector lamps and silver screens from our partners;

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  TMS and NOC which offer exhibitors a centralized point of control to automate and streamline their cinema operations, including content management, automated scheduling and playback, and remote programming and monitoring; and

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  support services globally 24/7 through a NOC and 26 support centers worldwide. We also advise on site preparation, engineering management, equipment procurement, staging and configuration.

        We believe our portfolio of digital cinema solutions provides us with multiple revenue streams and allows us to adapt quickly to the rapidly changing digital cinema environment and the changing requirements of studios, production companies, distributors and exhibitors.

Close collaboration with industry leaders providing insights and opportunities

        We collaborate closely with digital cinema industry leaders, including standards-setting bodies, production companies, distributors, digital cinema equipment manufacturers and exhibitors, to anticipate and capitalize on changing technology requirements. For example, DCI may request our comments on their specifications from time to time. Furthermore, we have been selected by the China Film Group, the largest film distributor in China, to provide film mastering and exhibition technologies for the China Film Giant Screen's large-screen format. We have also partnered with the China Film Group to own and manage a NOC for monitoring the digital cinema equipment deployed by the China Film Group.

        We collaborate with other digital cinema leaders to jointly develop and market our solutions to capture additional revenue opportunities and satisfy our customers' needs for a one-stop solution. For instance, we have partnered with digital projector manufacturers to provide integrated projection systems. We also work with other manufacturers to provide 3D products, projector lamps and silver screens. Our collaboration with reseller partners in the United States, Korea and Japan expands our customer base and geographic reach.

Experienced management team with strong industry expertise

        We have an experienced management team focused on developing innovative technologies and solutions for the digital cinema industry. Our founder, chairman of the board of directors and chief executive officer, Dr. Man-Nang Chong, and chief technology officer, Mr. Pranay Kumar, have been with us since the beginning of our company history. Dr. Chong has over 15 years of experience in the digital cinema industry. He has been actively involved in the field of image processing, video coding, digital cinema and motion picture restoration for over a decade and was an associate professor of computer engineering at Nanyang Technological University, Singapore. He led the architecture and design of the award-winning REVIVAL DIGITAL® product used by Hollywood studios for digital restoration of classic films. Mr. Kumar has over 12 years of experience in the digital cinema industry and was instrumental in leading our research and design team to be the first to design and employ a number of key digital cinema technologies. Our chief financial officer, Mr. Kent (Ming-Kin) Chiu, joined our company in 2006. He has over 14 years of experience in accounting and auditing and was a former audit manager at Deloitte Touche Tohmatsu.

        We believe that our experienced and dedicated management team, coupled with our proven track record and strong technological and execution capabilities, has contributed significantly to our past success and will continue to lead our future growth.

Our Strategies

        We intend to capitalize on our global market leadership, technology capabilities, industry relationships and market reputation to continue developing and delivering innovative digital cinema solutions. Key elements of our strategies include:

Increase global market share

        We aim to increase market share in key growth markets, such as China, India and Central and South America, to capture demand from analog-to-digital cinema screen conversion, new digital cinema screen installations, and equipment upgrades and replacements. We intend to expand our sales and services footprint by opening new offices in selective regions to better serve our existing customers and acquire new customers. We intend to pursue VPF agreements for additional markets that are undergoing analog-to-digital cinema screen conversion, such as Central and South America.

        We also plan to enhance our market position in developed markets, such as the United States and Europe, by advancing our technology, improving product functionality, and forming new or deepening existing relationships with leading reseller partners.

Maintain and enhance technology leadership

        We plan to maintain and enhance our position at the forefront of technological advancements in the digital cinema industry through innovative product offerings and close collaboration with digital cinema industry leaders. We intend to continue to research and develop technologies that meet growing industry demands for enhanced audiovisual experience and alternative content.

        We intend to leverage our extensive understanding of technological trends in digital cinema to design products that can be upgraded to meet the requirements of the next generation of digital cinema. For example, we believe our latest digital cinema product, the SX-3000, will remove the need for a standard projection booth and, as a result, reduce the installation footprints and personnel costs of cinemas. We aim to enhance our TMS and NOC to improve playback, streamline remote monitoring and reduce maintenance costs. We will continue developing new technologies for China Film Giant Screen to improve the audiovisual experience of the large-screen format and to increase content security.

Expand our digital cinema solutions offerings

        We intend to leverage our existing customer and industry relationships to expand the range of our digital cinema solutions offerings. Among other things, we aim to:

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  strengthen our relationships with manufacturers to provide a more comprehensive and advanced suite of digital cinema products;

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  expand our servicing infrastructure and capabilities to improve our customer service and response time;

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  open new post-production facilities across Asia to provide digital cinema content mastering, localization, replication, delivery and security key management for regional distributors and Hollywood studios;

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  grow our installed base of large-screen format deployments based on the China Film Giant Screen technology; and

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  adapt our technology to deliver high-quality digital cinema solutions to private venues such as villas, luxury homes and private clubs.

Pursue strategic partnerships and acquisitions

        We intend to strengthen our relationships with digital cinema industry leaders to provide additional value to our customers, enhance our business operations and identify potential opportunities. We believe these relationships will allow us to focus on our core competencies while leveraging our business partners' key strengths. For instance, we intend to pursue additional VPF agreements for markets with significant demand for analog-to-digital digital cinema conversion, such as Central and South America. We also plan to continue to form partnerships with leading digital cinema players, as well as seek acquisition opportunities, with the goal of delivering more comprehensive digital cinema solutions and expanding our marketing and distribution coverage.

Our Products and Services

        We provide a comprehensive digital cinema solution that allows exhibitors to manage all aspects of digital cinema. We manufacture digital cinema servers and sell them either on a stand-alone basis or integrated with digital projectors as integrated projection systems. We resell other digital cinema products, such as 3D products, projector lamps and silver screens.

Digital Cinema Servers

        Our digital cinema servers decode and process digital cinema content, enabling exhibitors to show digital cinema content in compliance with the industry's latest resolution and frame rate requirements.

        We are one of the few digital cinema server manufacturers in the world that have achieved compliance with the specifications set forth by DCI for digital cinema servers. DCI specifications set forth voluntary specifications for an open architecture for digital cinema to promote widespread deployment of high quality, high performance, highly reliable and interoperable digital cinema equipment that provides rigorous content security. In addition, VPFs will only be distributed for digital cinema content exhibited on DCI-compliant equipment.

        The following diagram sets forth key digital cinema products that we sell.

        We have two main models of digital cinema servers, the SX-2000 and the SX-3000. Our digital cinema servers are compatible with all DLP Cinema® projectors, including those manufactured by Barco, Christie and NEC. Our digital cinema server models have the following key features to allow exhibitors to efficiently manage and display a wide-range of digital cinema.

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  Supports a variety of formats.  Our digital cinema servers support a wide variety of video and audio formats, including JPEG2000, MPEG 2 and MPEG 4 video formats, MPEG 2 audio formats and Dolby Digital (AC-3) formats in pass-through. Our digital cinema servers also integrate with numerous studio-approved 3D systems, including RealD, Dolby 3D, MasterImage and active 3D systems, and 4D systems, including D-Box Motion Code™ and 4D plex.

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  Complies with DCI security specifications.  Our digital cinema servers are compliant with the security specifications of FIPS 140-2. They include AES 128-bit encrypted data storage and Civolution (NexGuard®) forensic watermarking.

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  Integrates with 3D Live.  Our digital cinema servers can receive high-quality 3D broadcasts, including live concerts and sporting events, through 3D demuxing side-by-side and with certain third-party software. They support the UDP Multicast of MPEG 2 Transport Stream format. Users also have the option to build in 3D receiver-decoders to seamlessly support 3D Live broadcast without an external receiver-decoder.

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  Allows for remote access and management.  Our digital cinema servers can be accessed remotely using our TMS and Screen Management System, or SMS, from a PC or mobile device. Our digital cinema servers allow for instant playback from a content library stored in our TMS to the server, providing greater flexibility for cinema management.

  SX-2000 Digital Cinema Servers

        Our SX-2000 digital cinema server is comprised of a host computer and an integrated media block. The integrated media block is placed inside of the digital projector and connected to the host computer. The integrated media block decodes and processes content from the host computer for display on the digital projector.

  SX-3000 Digital Cinema Servers

        Our SX-3000 digital cinema server is comprised of a single standalone integrated media block, capable of performing the functions of a host computer in addition to decoding and processing content for display on a digital projector. The SX-3000 eliminates the need for a projection booth and the personnel required for operating the booth, by allowing a projector to play content while suspended from the ceiling of an exhibition hall. By reducing equipment footprint, the SX-3000 creates additional space for theatre seating, lowers operating costs and simplifies cinema construction. The SX-3000 can also be sold with the PSD-3000, a compact and cost-effective external storage solution for digital cinema content that can be mounted on digital projectors, making it suitable for boothless cinema designs.

Integrated Projection System

        We offer integrated projection systems by integrating digital cinema servers manufactured by us with DCI-compliant digital projectors manufactured by third parties. Our integrated projection systems are capable of playing digital cinema content at high frame rates. Our integrated projection system includes software that simplifies the management and operation of digital cinema equipment.

Theatre Management System

        Our TMS allows exhibitors to manage the crucial functions and execute projector and server automations for an entire theatre, such as playback, playlists, show schedules and errors for projection for a number of different servers. Currently, almost 8,000 screens worldwide are managed by our TMS.

Other Digital Cinema Products

        To provide exhibitors with a one-stop solution, we also resell products of third-party manufacturers. We partner with a third-party manufacturer for 3D products using our brand to export outside of China. We also partner with other manufacturers for projector lamps and silver screens.

Virtual Print Fee Arrangements

        We have signed approximately 200 VPF agreements with a wide range of industry players, including major Hollywood studios, other participating regional motion picture distributors and studios, and exhibitors in Hong Kong, Japan and the United States. We collect VPFs from studios and distributors for each of their titles shown using digital cinema equipment deployed under our VPF arrangements. See "Industry—The Emergence of Digital Cinema—Key Drivers of the Analog-to-Digital Cinema Screen Conversion—Equipment Incentive Programs" for general information regarding VPF arrangements.

        In Hong Kong, we act as both the administrator and the deployment entity under our VPF arrangements. In Japan and the United States, we only act as the administrator under our VPF arrangements and recognize service income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Major Components of Our Results of Operations—Revenue—Deployment and Administration of Digial Cinema Networks."

Post-production

        Our facilities in the United States, Hong Kong and Singapore provide digital cinema content mastering, localization, replication, delivery and security key management services for regional distributors and Hollywood studios:

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  Digital Cinema Content Mastering.  We compress, encrypt and package video content to digital cinema format;

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  Localization.  We provide editing based on local content restriction requirements and subtitling services;

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  Replication and Delivery.  We replicate digital cinema content onto hard drives for secure delivery to exhibitors; and

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  Digital Cinema Content Security Key Management.  We generate and transmit decryption security keys for displaying the encrypted digital cinema content.

Services and Support

        We maintain service offices in Hong Kong, Los Angeles, Sterling, Barcelona, Tokyo, Singapore, Shenzhen and Beijing. We have a service and support network with 63 engineers at 26 support centers worldwide, including regional technical support across China in Beijing, Changsha, Chengdu, Chongqing, Guangzhou, Nanjing, Shanghai, Shenzhen and Wuhan. We also provide support to our reseller partners and their customers in Europe, the United States, China and other Asia-Pacific territorities. Our call centers and help desk are available 24/7 to our customers globally. We also provide preventive maintenance, emergency response and parts replenishment. We provide customized customer training programs.

        We distinguish ourselves from competitors by providing high-quality after-sales support and access to our NOC and call center. Our NOC and call center in Shenzhen maintain call systems and customer relationship management, or CRM, systems allow us to remotely diagnose and repair our customers' digital cinema projection systems in China. Issues that do not involve replacing parts or physical contact with the hardware are generally handled remotely by our NOC. We generally target to respond to customer issues within four hours in China. By utilizing NOC personnel to solve customer issues whenever possible, we eliminate travel time and expenses normally incurred by sending a technician on-site for repairs. We also formed CFG GDC with China Film Equipment Corporation, a subsidiary of the China Film Group, to own and manage a NOC for monitoring the digital cinema equipment deployed by the China Film Group. We hold a 49% interest in CFG GDC and China Film Equipment Corporation holds a 51% interest. The profits, risks and losses of CFG GDC are shared by China Film Equipment Corporation and us in proportion to our respective equity interests. We aim to leverage CFG GDC to establish business relationships with exhibitors under the network of the China Film Group and provide them with higher levels of maintenance and warranty services.

Research and Development

        The digital cinema industry is characterized by rapid technological advances and evolving user requirements. We generally keep abreast of the latest industry recommendations by subscribing to trade publications, attending trade shows and liaising with key industry players, including movie studios, distributors, exhibitors and re-sellers. We have worked closely with Hollywood studios and industry standards setting bodies such as the Society of Motion Picture and Television Engineers to help define digital cinema industry standards. We develop software internally based on our deep understanding of digital cinema specifications and practical requirements in response to the changing technological landscape. We maintain strict control over the security of our key technologies and over technology development processes, such as defining detailed user specifications.

        We submit both the hardware and software of each of our digital cinema server models to a third-party laboratory for thorough DCI compliance testing. The laboratories test for content playback, content security, interoperability with other cinema devices, as well as the user interface. Our digital cinema servers are also evaluated for sound architectural design. The security of our media blocks is tested against FIPS 140-2, which is accepted by federal agencies in the United States, including the Department of Defense, for protection of sensitive information.

        Our close interaction with digital cinema industry leaders has allowed us to pioneer a number of proprietary technologies that improve the audiovisual experience, enhanced the security of content delivery, reduced content delivery costs and simplified exhibition, including:

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  the first integrated media block to be awarded FIPS 140-2 Level 3 Certification;

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  the first digital cinema server in the world to simultaneously provide high frame rate playback, 4K resolution and live content playback capabilities;

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  integrated playback of live satellite transmission or cable feeds in both 2D and 3D directly into our cinema playback servers, which allows theatres to become entertainment hubs showing events around the world in real-time;

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  the SX-3000, which allows cinema exhibitors to play digital cinema from an integrated media block and projector suspended from the ceiling of a theatre, without an external server or standard projection booth, thereby reducing the space and cost required for exhibition as well as reducing overall theatre construction time; and

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  film mastering and exhibition technologies for China Film Giant Screen, one of a few large-screen formats used by Hollywood blockbusters.

        We intend to continue to enhance our solutions for the digital cinema industry. For instance, we also intend to adapt our technologies to deliver high-quality digital cinema solutions to private venues in China such as villas, luxury homes and private clubs.

        Our research and development division, with approximately 27 employees, helps identify and evaluate new opportunities. Our research and development effort is led by our founder, chairman of the board of directors and chief executive officer, Dr. Man-Nang Chong, and our chief technology officer, Mr. Pranay Kumar. Dr. Chong has been actively involved in the field of image processing, video coding, digital cinema and motion picture restoration for over 15 years. Our chief technology officer, Mr. Kumar, has been with us since our inception in 1999. Our core research and development team has been with us from four to 12 years.

        Each of our research and development personnel is required to follow non-disclosure and non-competition provisions. Our research and development personnel generally only access limited portions of our key technologies. We keep our key technologies, which include the original design and source code of our software, in our Hong Kong and Singapore offices. These technologies can only be accessed in their totality by a few specified, authorized individuals.

Intellectual Property

        We rely on a combination of trade secrets, copyrights, patents and trademarks to protect our proprietary technologies and our brand. Our key intellectual property assets include our know-how on digital cinema standards, specifications and exhibition workflow and our copyrighted software and textual materials, such as our system level applications on our servers, software embedded in our media blocks and software application packages provided to licensed customers. We use trade secrets to protect our technology competencies, industry experience, and proprietary know-how.

        We have six registered patents in China (including three for digital cinema servers, two for machine cabinets and one for preventing piracy) and six pending patent applications in China (including three for standalone integrated media blocks, two for network control systems and one for preventing piracy). We also have 15 software copyrights registered in China. We have two patent applications in the European Union and three patent applications in the United States.

        We have six registered trademarks in China, Hong Kong and the United States (including trademarks related to the names GDC Technology, DSR, ETONIQ and EtoniqStereoHD), and nine pending trademark applications in the United States, Europe, China and Hong Kong (including those related to our standalone integrated media block).

        We have signed an exclusive license agreement with GDC Holdings, our former holding company, a current principal shareholder and the registered holder of trademarks and trade names of "Global Digital Creations" and "GDC." Pursuant to this agreement, Global Digital Creations Holdings Limited has agreed to grant us an exclusive, world-wide, perpetual, sublicensable and royalty-free license in the trademark and trade names and the rights, title, interests in and to any intellectual property rights containing such trademarks and trade names in connection with the manufacture, promotion, marketing, sale, distribution and use (or any of those activities) of media delivery or display related equipment. Global Digital Creations Holdings Limited is restricted from using or exploiting these trade names or trademarks in connection with the manufacture, promotion, marketing, sale, distribution and use (or any of those activities) of digital cinema content delivery or display related equipment. Global Digital Creations Holdings Limited reserves the right to use these trademarks and trade names in connection with products other than media delivery or display related equipment. See "Risk Factors—Risks Related to Our Business and Industry—We rely on a licensing arrangement with one of our principal shareholders to use "GDC" trademarks and trade names."

Manufacturing, Supply and Quality Control

        We utilize our own manufacturing facilities for high value-added procedures and to protect our proprietary technologies while outsourcing a significant portion of manufacturing functions and certain assembly functions. We assemble the final system, install our proprietary software and private keys into the media blocks and perform the final inspection and quality assurance procedures. To protect our intellectual property, each piece of software only operates with a uniquely identified digital cinema server and a uniquely identified integrated media block. For security purposes, the software in our media blocks will self-erase if the device is breached.

        We have two production facilities, one in Hong Kong and one in Shenzhen, to manufacture, assemble, test and ship our completed products. Our production facilities in Hong Kong and Shenzhen are ISO 9001 certified. Our facilities in Hong Kong fulfill our orders globally and our facilities in Shenzhen primarily handle our orders in China.

        Our hardware components are manufactured by third-parties. We use a sole manufacturer on an exclusive basis for our media blocks, the key components of our digital cinema products, in order to improve our control over the security and quality of our products.

        We perform extensive quality assurance procedures to ensure performance, security and reliability. We inspect the components upon purchase. We also test the final product with a burn-in test, systems inspection and final playback. We believe that our rigorous quality control procedures and highly reliable digital cinema products have contributed significantly to our success.

Warranty

        We generally provide product warranties that cover a period of one to four years to our customers, including reseller partners and exhibitors. Our customers have the option to purchase extended warranties beyond the standard warranty period. Providing services and replacing parts after the expiration of our customers' warranty may provide us with additional revenue.

Sales and Marketing

        We maintain sales offices in Hong Kong, Los Angeles, Sterling, Barcelona, Tokyo, Singapore, Shenzhen and Beijing. Our sales team has extensive experience with our product lines and long-term relationships with many current and potential customers. In China, Central and South America and India, we primarily sell our products directly to exhibitors and large cinema chains. In the United States, Japan, Korea and Europe, we primarily sell our products to reseller partners. We manage our customer orders using an enterprise resource planning system.

        Our centralized marketing team in Hong Kong manages our global marketing efforts. We use trade shows, industry conferences and trade journals as our primary marketing channels. We allocate a significant portion of our marketing budget to major industry trade shows worldwide where we showcase our latest offerings. We normally participate in over 20 trade shows and industry events around the world a year. We also conduct product launch events to introduce our new products and use publications to present our product offerings. We advertise in trade journals and targeted industry websites. Our designated engineers conduct site visits and customer training on a regular basis. We coordinate joint marketing initiatives with our reseller partners.

Competition

        We believe that the principal competitive factors in each of our markets include:

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  Features, performance, security and reliability of products and services;

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  Services and support;

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  Brand recognition and reputation;

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  Relationships with digital cinema industry participants;

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  Breadth of product portfolio;

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  Price; and

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  Timeliness and relevance of new product introductions.

        The markets for our digital cinema products and services are highly competitive. Our competitors for the sale of digital cinema servers and integrated projection systems include, among others, Doremi, Dolby and SONY. Some of our competitors also offer VPF arrangements. In addition, digital projector manufacturers for our integrated projection systems may also sell their own integrated projection systems, by integrating the digital projectors they manufacture with digital cinema servers manufactured by us or our competitors. We also face competition in service offerings and in each of the product categories that we resell, including 3D systems, projector lamps and silver screens.

        Some of our current or potential competitors may have significantly greater financial, technical, marketing, labor and other resources than us, or may have more experience or other advantages in the markets in which they operate. Many of our competitors also have greater name and brand recognition than us in certain markets. See "Risk Factors—Risks Related to Our Business and Industry—The markets for our products and services are highly competitive; if we are unable to compete successfully, our business will be adversely affected."

Employees

        As of December 31, 2010, 2011 and 2012, we had 148, 197 and 250 full-time employees worldwide, respectively. As of December 31, 2012, we had 73 employees in our headquarters in Hong Kong, 107 in China, 32 in the United States and 38 in other locations. We do not have collective bargaining agreements with our employees, other than the agreement with nine employees in Spain.

        The following table shows a breakdown of our employees by department as of December 31, 2012.

Department	Employees
Manufacturing	45
Service	63
Sales and Marketing	43
Research and Development	29
Administrative	48
Finance, Accounting and Legal	22

Total	250

Facilities

        Our principal executive offices are located at Kodak House II, 39 Healthy Street East, North Point, Hong Kong, occupying approximately 25,000 square feet of space. We produce our products in our headquarters in Hong Kong and in our office in Shenzhen, China, which occupies approximately 13,000 square feet of space. Our NOC and call center is also based in our office in Shenzhen. We own an office in Burbank, California which serves as an office building and warehouse and occupies approximately 11,000 square feet. We also have five leased offices in the United States, China, Japan, Singapore and Spain.

        We believe that our facilities are in good condition and generally suitable and adequate for our needs for the foreseeable future. However, we will continue to seek additional space as needed to satisfy our growth.

Regulations

        Our global operations subject us to regulation by U.S. federal and state laws and multiple foreign laws, regulations and policies. These laws and regulations include import and export control, local labor laws, data privacy requirements, and environmental, health and safety regulations. See "Risk Factors—Risks Related to our Business and Industry—The risk of non-compliance with U.S. and foreign laws and regulations applicable to our international operations could have a significant impact on our results of operations, financial condition or strategic objectives."

North American Regulations

        The products we sell in the United States must be approved by the Federal Communications Commission, or the FCC, under Title 47 of the Code of Federal Regulations for Electromagnetic Compliance, or EMC, which prohibits such products from sending or receiving broadcasting signals that interfere with existing broadcasting signals in the United States.

        We also obtain UL and MET safety certifications for our products sold in the United States and Canada to indicate to customers that our products have met certain safety standards.

European Union Regulations

        The products we sell in certain European Union countries must bear a CE marking for EMC in the European Union, which prohibits such products from sending or receiving broadcasting signals that interfere with existing broadcasting signals in the European Union.

        The products we sell in certain countries in the European Union must also be certified by The European RoHS Directive 2002/95/EC (Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment), which aims to regulate and limit the hazardous substances used in electronics products, by specifying manufacturing materials and processes.

PRC Regulations

        The business we carry out in the PRC is subject to the supervision and regulations of various government authorities, including the Ministry of Commerce, or MOC, the SAFE, the State Administration for Industry and Commerce, or SAIC, and the State Administration of Radio Film and Television, the SARFT.

  Product Certifications

        Certain products we distribute in the PRC require a China Compulsory Certification, or CCC, which requires that our products comply with certain environmental, product standards, national security as well as health and safety requirements.

  Restrictions on Foreign Investment

        On December 24, 2011, MOC and the National Development and Reform Commission jointly issued regulations that categorize the various types of industries in which foreign investment is encouraged, permitted, restricted or prohibited. Applicable regulations and approval requirements vary based on the categorizations set forth in this catalogue generally. Investments in the PRC by foreign investors must be in compliance with these regulations, and such investors must obtain governmental approvals as required by these regulations. Our business fall under the category of encouraged and permitted foreign investment industries. The establishment of our subsidiary, GDC Technology (Shenzhen) Limited, only requires the approval from the local branch of MOC and then the registration with the local branch of SAIC. We have obtained all necessary PRC governmental approvals from competent authority to operate our business.

  Regulations related to Our Digital Cinema Products

        According to the administrative measures promulgated by the SARFT on July 19, 2005, the equipment for projecting digital films must meet the technical standard required by the SARFT. On July 23, 2007, the SARFT issued a notice, which requires the certification of digital cinema system and equipment before being used in the projection system of digital cinema. On February 10, 2009, the SARFT issued a notice, which further strengthened the certification requirements for digital cinema projector, particularly for 1.3k and 0.8k digital cinema projectors. All of our digital cinema projectors are 2k and above 2k. Our 2k digital cinema projectors have been certified by the SARFT.

Legal Proceedings

        From time to time, we are subject to certain legal proceedings that arise in the ordinary course of our business, including claims regarding intellectual property rights, business contracts, employment and other matters. We are not currently involved in any legal proceedings by third parties that our management believes could have a material adverse effect on our business, financial condition or results of operations. However, it is possible that an unfavorable resolution of one or more such proceedings could materially affect our future operating results or financial condition in a particular period.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/Title
Dr. Man-Nang Chong	47	Chairman of the board of directors and chief executive officer
Zheng Chen	53	Director
Sean (Yan-Xiang) Lu	40	Director
Anne (Zheng) Wang	36	Director
Ying Lee	33	Director
Wayne (Wen-Tsui) Tsou	46	Director
Feng Xiao	40	Director
Kent (Ming-Kin) Chiu	36	Chief financial officer
Pranay Kumar	33	Chief technology officer

        Dr. Man-Nang Chong.    Dr. Man-Nang Chong, our chairman of the board of directors and chief executive officer, founded our company in 1999. Dr. Chong has been on the board of directors since August 2001. Dr. Chong was an associate professor of the School of Computer Engineering at Nanyang Technological University, Singapore, from 1992 to 2000. In 1996, Dr. Chong led a team to win the worldwide Texas Instruments' Digital Signal Processing Solutions Challenge award. In 1999, Dr. Chong founded Nirvana Digital Pte Ltd, a leading digital signal processing company which was subsequently acquired by Acterna Incorporation (Nasdaq:ACTR) in 2000. Dr. Chong was the chief consultant of Da Vinci Technologies from 2000 to 2002. Dr. Chong is also credited with the architecture, design and successful commercial release of Nirvana's award-winning REVIVAL DIGITAL® product lines, which have been used to restore a large number of movies. Dr. Chong received his bachelor of engineering and Ph.D. degrees, both in electronic and electrical engineering, from the University of Strathclyde in the United Kingdom. Dr. Chong was appointed by himself pursuant to the shareholders' agreement signed on September 6, 2011.

        Zheng Chen.    Mr. Chen has been our director since April 2005. He is currently the managing director and a member of Executive Committee of Global Digital Creations Holdings Limited, a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited in August 2003, the parent company of GDC Holdings and a current principal shareholder. Mr. Chen was previously an executive director of operations of Shougang Concord Grand (Group) Limited. Mr. Chen has extensive experience in investment business and corporate management. Mr. Chen holds a bachelor in chemical engineering and an MBA.

        Sean (Yan-Xiang) Lu.    Mr. Lu has been our director since September 2011. Mr. Lu is a managing director of Carlyle Investment Management L.L.C. focused on Asian growth capital opportunities. Prior to joining Carlyle Investment Management L.L.C., Mr. Lu was the partner and chief investment officer of Kaisen Capital Management, an alternative asset management company, focusing on its Shenzhen-based Renminbi private equity fund operations. Prior to that, Mr. Lu worked in various private equity positions including managing director and head of China of the Asia Special Situations Group of Lehman Brothers/Nomura International and managing director of Temasek Holdings (HK). Mr. Lu holds an MBA from the University of Chicago with high honors, a master of science in biochemistry from the University of Utah, and a bachelor of science in biology from the University of Science and Technology of China. Mr. Lu was appointed by CAG Digital Investment Holdings Limited pursuant to the shareholder's agreement signed on September 6, 2011.

        Anne (Zheng) Wang.    Ms. Wang has been our director since September 2011. Ms. Wang is a director of Carlyle Investment Management L.L.C. focused on growth capital opportunities in Asia.

Prior to joining Carlyle Investment Management L.L.C., Ms. Wang was an associate at A. T. Kearney in Shanghai, where she engaged in consulting projects for clients in the financial and automotive industries as well as public sectors. Prior to that, Ms. Wang was a senior analyst at A. T. Kearney for three years. Ms. Wang received her MBA. from Kellogg School of Management, and her bachelor in international business from Fudan University, China. Ms. Wang was appointed by CAG Digital Investment Holdings Limited pursuant to the shareholders' agreement signed on September 6, 2011.

        Ying Lee.    Ms. Ying Lee (legal name: Ying Li) has been our director since September 2011. Ms. Lee is a managing director of Yun Feng Capital, and focuses on investment opportunities in the consumer, telecoms, media and technology, or TMT, and clean technology sectors. Prior to her current role, Ms. Lee was a Partner of Kleiner Perkins Caufield & Byers, or KPCB, in their United States office. Ms. Lee helped start KPCB China and invested in innovative companies, including Autonavi (Nasdaq: AMAP), VenusTech (China: 002439), and Sungrow Power Supply (China: 300274). Prior to KPCB, Ms. Lee was the Deputy General Manager of UTStarcom's IPTV business unit based in Hangzhou, China. Ms. Lee began her career as a management consultant in the Silicon Valley office of McKinsey & Company. Ms. Lee earned three degrees from Massachusetts Institute of Technology in three years: a bachelor of science in Computer Science, a bachelor of science in Economics, and a masters in Electrical Engineering & Computer Science. Ms. Lee was an Associate Editor of IEEE 802.3ah. Ms. Lee was appointed by CAG Digital Investment Holdings Limited pursuant to the shareholders' agreement signed on September 6, 2011.

        Wayne (Wen-Tsui) Tsou.    Mr. Tsou has been our director since September 2011. Mr. Tsou has been a managing director and the Head of Carlyle Asia Growth Partners since February 2004. Mr. Tsou started Carlyle's growth capital business in Asia when he joined the firm in 2004 and has since built Carlyle Asia Growth Partners into one of the leading growth capital platforms in Asia, currently managing four USD funds and the Carlyle/Fosun RMB Fund. Mr. Tsou also serves on the board of ATMU Inc., China Crane Investment Holdings Limited, Carlyle Silk Road Investment Ltd and CAGP Kaifengde Investment Limited. Mr. Tsou holds a Juris Doctor from the Harvard Law School, an MBA from the Harvard Business School, a Master of Science in Electrical Engineering from the California Institute of Technology, and a bachelor of science summa cum laude in Electrical Engineering from the University of Michigan. Mr. Tsou was appointed by CAG Digital Investment Holdings Limited pursuant to the shareholders' agreement signed on September 6, 2011.

        Feng Xiao.    Mr. Xiao has been our director since September 2011. Mr. Xiao is a managing director of Carlyle Investment Management L.L.C. focused on growth capital investments in China. Prior to joining Carlyle Investment Management L.L.C., Mr. Xiao was a vice president at China International Capital Corporation, where he had been deeply involved in the restructuring and listing of a number of leading Chinese companies, including China Telecom, Sinopec, China Post and China Construction Bank. Prior to that, Mr. Xiao worked at China Patent Agent (HK) Limited as a lawyer and a registered trademark agent. Mr. Xiao received his MBA. from the China Europe International Business School, holds a bachelor of engineering in computer science and a bachelor of arts in English each from Tsinghua University, China. Mr. Xiao also holds a Lawyer's Qualification Certificate in China. Mr. Xiao was appointed by CAG Digital Investment Holdings Limited pursuant to the shareholders' agreement signed on September 6, 2011.

        Kent (Ming-Kin) Chiu.    Mr. Chiu has been our chief financial officer since 2006. Mr. Chiu previously worked for Deloitte Touche Tohmatsu in the Audit Department for over seven years and was involved in the audit of many listed and multinational companies. Mr. Chiu has sound knowledge of the business practices, accounting and tax systems of Hong Kong and the PRC and IFRS. Mr. Chiu is also a member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants. Mr. Chiu has a bachelor of business administration with honours, first class in professional accountancy, from The Chinese University of Hong Kong.

        Pranay Kumar.    Mr. Kumar is our chief technology officer. Mr. Kumar joined us as a research and development engineer in 2001. Mr. Kumar graduated from the top of the class from the Nanyang Technological University in Singapore with a bachelor of applied science (computer engineering) under the accelerated honors stream. While at Nanyang Technological University, Mr. Kumar was awarded the Lee Kuan Yew Gold Medal and the Institute of Engineers, Singapore Gold Medal.

        The address of our directors and executive officers is c/o GDC Technology Limited, Unit 1-7, 20/F, Kodak House II, 39 Healthy Street East, North Point, Hong Kong.

Board of Directors

        Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

        The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  declaring dividends and distributions;

  •
  appointing officers and determining the term of office of officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares of our company, including registering such shares in our register of members.

        Our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee upon completion of this offering.

Audit Committee

        Our audit committee will initially consist of                           ,                            and                            .                           will be the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each member of the audit committee will be an "independent director" within the meaning of Rule 5605(a)(2) of the Nasdaq Listing Rules and will meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

  •
  selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

  •
  reviewing with our independent registered public accounting firm any audit problems or difficulties and management's response;

  •
  reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

  •
  discussing the annual audited financial statements with management and our independent registered public accounting firm;

  •
  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

  •
  meeting separately and periodically with management and our internal auditor and independent registered public accounting firm.

Compensation Committee

        Our compensation committee will initially consist of                           ,                            and                            , each of whom will be "independent directors" within the meaning of Rule 5605(a)(2) of the Nasdaq Listing Rules.                           will be the chairman of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

  •
  approving and overseeing the compensation package for our executive officers;

  •
  reviewing and making recommendations to the board with respect to the compensation of our directors; and

  •
  reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

        Our corporate governance and nominating committee will initially consist of                           ,                            and                            , each of whom will be "independent directors" within the meaning of Rule 5605(a)(2) of the Nasdaq Listing Rules.                           will be the chairman of our corporate governance and nominating committee. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

  •
  identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

  •
  reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

  •
  advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

        A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

        The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

        There is no shareholding qualification for directors.

Terms of Directors and Executive Officers

        Our executive officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office without cause by special resolution or the unanimous written resolution of all shareholders or with cause by ordinary resolution or the unanimous written resolutions of all shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors.

Employment Agreements

        We have entered into employment agreements with all of our executive officers. Under these agreements, we may generally terminate the employment of our executive officers without prior written notice for cause, including but not limited to refusal to perform lawful duties, a breach of the employment agreement, material misconduct, material failure to follow company rules and policies, destruction or theft of company property or breach of any clause of the non-disclosure and non-competition agreements. We may terminate the employment agreement at any time without cause upon advance written notice to the other party. We are entitled to pay the employee salary in lieu of any applicable notice period.

        Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use for the officer's own benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to us in respect of which we owe a duty of confidentiality to a third party. Each executive officer has also agreed to disclose to us all work product, and acknowledged that all work product shall constitute work made for hire with respect to copyright, patents, trade secrets, trademarks and other proprietary rights. Each executive officer has agreed to execute all documents and perform all lawful acts necessary or advisable for us to secure these rights.

Compensation of Directors and Executive Officers

        In 2011, the aggregate cash compensation to our executive officers was US$1.1 million and we did not provide cash compensation to our non-executive directors. For share-based compensation, see "—2006 Share Option Scheme" and "—Restricted Shares."

2013 Share Incentive Plan

        We adopted our 2013 Share Incentive Plan on             . Our 2013 Share Incentive Plan provides for the grant of options, limited stock appreciation rights, and other stock-based awards such as restricted shares, referred to as "awards," to our directors, officers and employees up to             of our ordinary shares. The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors believes that our company's long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

        Termination of Awards.    Options and restricted shares shall have specified terms set forth in an award agreement. The compensation committee will determine in the relevant award agreement whether options granted under the award agreement will be exercisable following the recipient's termination of services with us. If the options are not exercised or purchased on the last day of the period of exercise, they will terminate.

        Administration.    Our 2013 Share Incentive Plan is administered by the compensation committee of our board of directors. The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee will determine the provisions, terms and conditions of each award, including, but not limited to, the exercise price for an option, vesting schedule of options and restricted shares, forfeiture provisions, form of payment of exercise price and other applicable terms.

        Option Exercise.    The term of options granted under the 2013 Share Incentive Plan may not exceed [ten] years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

        Third-party Acquisition.    If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, the compensation committee may decide that all outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such acquisition. The compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the acquisition but not thereafter.

        Amendment and Termination of Plan.    Our board of directors may at any time amend, alter or discontinue our 2013 Share Incentive Plan. Amendments or alterations to our 2013 Share Incentive Plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, or if shareholder approval is required by law or by stock exchange rules or regulations. Any amendment, alteration or termination of our 2013 Share Incentive Plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2013 Share Incentive Plan shall continue in effect for a term of ten years from the date of adoption.

2006 Share Option Scheme

        On September 19, 2006, we adopted our 2006 Share Option Scheme, which was amended on December 13, 2010 and March 26, 2012. As of the date of this prospectus, our board of directors authorized the reservation and issuance of up to an additional 19,954,000 ordinary shares under the 2006 Share Option Scheme that have not yet been granted. As of the date of this prospectus, options to purchase 425,000 ordinary shares were outstanding. As of the date of this prospectus, there were no outstanding share options issued under the 2006 Share Option Scheme held by directors and members of our administrative, supervisory or management bodies who owned 1% or more of our ordinary shares.

        The following paragraphs summarize the principal terms of the 2006 Share Option Scheme.

        Plan Administration.    The board shall, subject to and in accordance with the provisions of the scheme, be entitled to offer to grant an option to any eligible participant, provided that the maximum number of shares in respect of which options may be granted under the scheme to any eligible participant, shall not exceed 1% of the number of shares in issue on the offer date, when aggregated with the following for a 12-month period up to the offer date: (i) any shares issued upon exercise of options under this scheme or other schemes which have been granted to that eligible participant; (ii) any shares which would be issued upon the exercise of options under this scheme or other schemes granted to that participant; and (iii) any cancelled shares which were the subject of options or options under the other schemes which had been granted to and accepted by the participant.

        Award Agreement.    An option shall be deemed to have been granted and accepted by the grantee and to have taken effect when the duplicate offer document constituting acceptances of the options has been duly signed and returned with a remittance in favor of our company of HK$1.00 by way of consideration for the grant thereof before the relevant acceptance date.

        Eligibility.    At the discretion of the board of directors, our company may grant awards to any full-time or part-time employees, executive, officers, any directors, advisers, consultants, suppliers, customers, agents and such other persons who, in the sole opinion of the board, will contribute or have contributed to our company or any of its subsidiaries or holding companies.

        Transfer Restriction.    The options shall not be listed or dealt in any stock exchange unless with approval from the shareholders of our company. The option shall be personal to the grantee and may be exercised or treated as exercised, as the case may be, in whole or in part. No grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest (legal or beneficial) in favor of any third party over or in relation to any option or attempt to do so.

        Term of Awards.    The period during which an option may be exercised will be determined by the board, save that no option may be exercised more than 10 years after it has been granted.

        Exercise of Options.    An option shall be exercised in whole or in part by the grantee giving notice in writing to our company stating that the option is hereby exercised and the number of shares in respect of which it is exercised. Such notice must be accompanied by a remittance for the aggregate amount of the subscription price for the shares in respect of which the notice is given.

        Voting, Dividend and Other Rights.    The shares to be allotted upon the exercise of an option shall not carry voting rights until completion of the registration, except the shares to be allotted shall be subject to all the provisions of the constitutional documents of our company for the time being in force and shall rank pari passu in all respects with and shall have the same voting right, dividend, transfer and other rights, including those arising on the liquidation of our company as attached to the fully-paid shares in issue on the date of issue and rights in respect of any dividend or other distributions paid or made on or after the date of issue.

        Maximum Number of Shares.    No options shall be granted if the granting of such options results in the shares which may be issued upon the exercise of this scheme and other schemes exceeding 30% of the shares in issue. The board may refresh the maximum number of shares available for subscription at any time to 10% of the shares in issue less the aggregate of (i) the number of shares which would be issued on the exercise in full of the options under this scheme or other schemes at the refresh date; (ii) the number of shares which have been issued and allotted pursuant to the exercise of any options under this scheme or other schemes at the refresh date; and (iii) the number of cancelled shares that are the subject of options under this scheme or other schemes at the refresh date.

        Amendment and Termination.    Our board of directors may at any time by resolutions amend the plans, subject to certain exceptions. Unless earlier terminated by the board or directors, the scheme will terminate on September 19, 2016.

Restricted Shares

        On June 25, 2012, we awarded an aggregate of 4,323,000 restricted shares to our employees. Out of the 4,323,000 restricted shares: (i) 3,823,000 restricted shares are scheduled to be issued as follows: one-fifth of the 3,823,000 restricted shares, or 764,600 ordinary shares, were issued immediately upon award, and one-fifth will be issued on each of June 25, 2013, 2014, 2015 and 2016; and (ii) the remaining 500,000 restricted shares are scheduled to be issued as follows: one-third of the 500,000, or 166,667, was issued on December 31, 2012 and one-third will be issued on each of December 31, 2013, and 2014. As of the date of this prospectus, we had 931,267 issued restricted shares and 3,391,733 awarded but not yet issued restricted shares. Recipients who cease to be employees prior to the completion of our initial public offering are required to surrender all restricted shares, regardless of whether such shares have been issued, to our company for par value.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, by:

  •
  each of our directors and executive officers;

  •
  each person known to us to own beneficially more than 5.0% of our ordinary shares; and

  •
  each other selling shareholder.

	Ordinary Shares Beneficially Owned Prior to This Offering(1)		Ordinary Shares Being Sold in This Offering		Shares Beneficially Owned After This Offering(1)
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Man-Nang Chong	18,059,841	7.0%
Zheng Chen(4)	29,779,777	11.5%
Sean (Yan-Xiang) Lu(5)	208,144,554	80.5%
Anne (Zheng) Wang	—	—
Ying Lee	—	—
Wayne (Wen-Tsui) Tsou(5)	208,144,554	80.5%
Feng Xiao(5)	208,144,554	80.5%
Kent (Ming-Kin) Chiu	*	* %
Pranay Kumar	*	* %
All directors and executive officers as a group	256,610,839	99.3%
Principal Shareholders
CAG Digital Investment Holdings Limited(6)	208,144,554	80.5%
GDC Holdings(7)	29,779,777	11.5%
Man-Nang Chong	18,059,841	7.0%

*
Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Act of 1934, as amended, and includes voting or investment power with respect to the securities and outstanding share options exercisable and restricted shares to be issued within 60 days of the date of this prospectus.

(2)
The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. The percentage of beneficial ownership of each listed person prior to the offering is based on (i) 258,532,839 ordinary shares outstanding as of the date of this prospectus (including 931,267 restricted shares of which restriction will be removed immediately upon the completion of this offering) and (ii) the ordinary shares underlying share options exercisable by, and restricted shares to be issued to, such person within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after the offering is based on (i)          ordinary shares outstanding upon completion of this offering (including             restricted shares of which restriction will be removed immediately upon the completion of this offering) and (ii) the ordinary shares underlying share options exercisable by, and restricted shares to be issued to, such person within 60 days of the date of this prospectus.

(3)
Assumes no exercise of the underwriters' option to purchase additional ADSs and no other change to the number of ADSs offered by the selling shareholders as set forth on the cover page of this prospectus.

(4)
Represents ordinary shares held by GDC Holdings. For a description of GDC Holdings and the beneficial ownership of our ordinary shares by GDC Holdings, see note (7) below. Zheng Chen disclaims beneficial ownership of our ordinary shares held by GDC Holdings except to the extent of his pecuniary interest in these shares.

(5)
Represents ordinary shares held by CAG Digital Investment Holdings Limited. For a description of CAG Digital Investment Holdings Limited and the beneficial ownership of our ordinary shares by CAG Digital Investment Holdings Limited, see note 6 below. Sean (Yan-Xiang) Lu, Wayne (Wen-Tsui) Tsou and Feng Xiao disclaim beneficial ownership of our ordinary shares held by CAG Digital Investment Holdings Limited except to the extent of their pecuniary interest in these shares.

(6)
On September 6, 2011, certain former shareholders, including GDC Holdings, disposed of an 80% equity interest in GDC Technology Limited (BVI) to CAG Digital Investment Holdings Limited. CAG Digital Investment Holdings Limited is a company incorporated in the Cayman Islands with a registered address at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

Carlyle Asia Growth Partners IV, L.P. and CAGP IV Coinvestment, L.P., together, own a majority of the shares of CAG Digital Investment Holdings Limited. The general partner of both Carlyle Asia Growth Partners IV, L.P. and CAGP IV Coinvestment, L.P. is CAGP IV General Partner, L.P., whose general partner is CAGP IV Ltd., whose sole shareholder is TC Group Cayman Investment Holdings Sub, L.P., whose general partner is TC Group Cayman Investment Holdings, L.P., whose general partner is Carlyle Holdings II L.P., whose general partner is Carlyle Holdings II GP L.L.C., whose managing member is The Carlyle Group L.P., which is a publicly traded entity listed on Nasdaq. The general partner of The Carlyle Group L.P. is Carlyle Group Management L.L.C. Pursuant to an agreement with TC Group Cayman Investment Holdings Sub, L.P., Carlyle Offshore Partners II, Ltd. has the power to exercise voting and investment power of CAG Digital Investment Holdings Limited. The sole shareholder of Carlyle Offshore Partners II, Ltd. is Carlyle Offshore Partners II Holdings, Ltd.

The business address of each of the foregoing entities is c/o The Carlyle Group, 1001 Pennsylvania Avenue N.W., Suite 220 South, Washington, D.C. 20004-2505, except that the business address of CAGP IV Ltd., TC Group Cayman Investment Holdings Sub, L.P., TC Group Cayman Investment Holdings L.P., Carlyle Offshore Partners II, Ltd. and Carlyle Offshore Partners II Holdings, Ltd. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(7)
GDC Holdings is a company incorporated in the British Virgin Islands with a registered office at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. Voting and investment power over the shares owned by GDC Holdings is exercised by Zheng Chen, chairman and director of Global Digital Creations Holdings Limited, the 100% owner of GDC Holdings. The correspondence address for Zheng Chen is Unit 1-7, 20th Floor, Kodak House II, 39 Healthy Street East, North Point, Hong Kong.

        Each selling shareholder named above acquired its shares in offerings which were exempt from registration under the Securities Act because they involved either private placements or offshore sales to non-U.S. persons.

        As of the date of this prospectus, approximately 0.08% of our outstanding ordinary shares are held by three shareholders of record in the United States.

        None of our shareholders will have different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

 RELATED PARTY TRANSACTIONS

Private Placements

        For a discussion of our reorganization and private placements, see "Corporate History and Structure."

Transactions with Certain Related Parties

Acquisition of GDC Digital Cinema Network Limited

        On September 18, 2012, CAG Digital Investment Holdings Limited, the majority shareholder of our company, transferred its 100% equity interest in GDC Digital Cinema Network Limited to us for a consideration satisfied by the issuance of 8,240,480 of our ordinary shares. As a result of this acquisition, GDC Digital Cinema Network Limited became a wholly owned subsidiary of our company. Such transaction was accounted for as a common control transaction.

2011 Shareholders' Agreement

        On September 6, 2011, we entered into a shareholders' agreement with CAG Digital Investment Holdings Limited, GDC Holdings and Dr. Man-Nang Chong. Pursuant to the shareholders' agreement:

  (i)
  GDC Holdings may appoint one director or reappoint one director so long as GDC Holdings has not transferred any of the shares it originally held in our company, Dr. Man-Nang Chong may appoint one director so long as he holds 3% or more of the shares in GDC Technology Limited (BVI), continues to be employed in GDC Technology Limited (BVI) and is not under notice, and the remainder of the board may be appointed by the holders of more than 50% of the shares of GDC Technology Limited (BVI);

  (ii)
  we are obligated to distribute dividends of not less than 30% of our net profit for the year, if our net profit for the year exceeds HK$160 million, to the extent permitted by law and approved by our board of directors after taking into account our ongoing cash requirements;

  (iii)
  all shareholders in the agreement must offer all other shareholders or a recipient of the shares of such shareholders the option to purchase any shares, before such shareholders sell their shares to third parties;

  (iv)
  if CAG Digital Investment Holdings Limited has sold 50% or more of the shares it held as of the date of the shareholders' agreement, GDC Holdings and Dr. Man-Nang Chong have the right to proportionately sell their shares on the same terms;

  (v)
  if holders of a majority of our shares propose to transfer their shares, they may compel the shareholders in this agreement to also sell their shares; and

  (vi)
  GDC Holdings maintains a veto right for certain transactions or corporate actions that may be harmful to their interests.

        Upon completion of this offering, the 2011 Shareholders' Agreement will terminate.

Intellectual Property License Agreement with Global Digital Creations Holdings Limited

        On September 6, 2011, we entered into an intellectual property license agreement with GDC Holdings, pursuant to which Global Digital Creations Holdings Limited granted us an exclusive, worldwide, perpetual, sublicensable, non-transferable, royalty-free license to use and exploit the trade names "Global Digital Creations" and "GDC," any trademarks containing these terms, and all of its rights, title, interests in and to any intellectual property rights containing these terms, including copyrights, patents, database rights, designs, applications for registrations, and all other similar rights. Our right to use and exploit these trade names, trademarks and intellectual property rights is restricted to the following authorized uses: manufacture, promotion, marketing, sale, distribution and use (or any of those activities) of media delivery or display related equipment. We are entitled to create, develop and register marks derived from the licensed trademarks for use within these authorized uses. Global Digital Creations Holdings Limited further agreed not to use or exploit the "Global Digital Creations" and "GDC" trade names, trademarks and intellectual property rights in connection with any of these authorized uses. In addition, Global Digital Creations Holdings Limited agreed to pay all fees and charges and to take any actions necessary for maintaining and preserving the licensed trademarks. The license agreement remains in effect until we choose to terminate the agreement or until Global Digital Creations Holdings Limited exercises its right to terminate the agreement under certain circumstances, including if we breach any of our obligations under the agreement, if we or our affiliates cease to operate, or if we become subject to winding-up proceedings. Upon termination of the license agreement, among other things, we must cease use of the licensed trade names, trademarks and intellectual property rights, and all such rights would revert to Global Digital Creations Holdings Limited.

Sales to a Former Fellow Subsidiary, GDC Digital Cinema Network Limited

        In 2010 and 2011, we recorded US$3.7 million and US$1.5 million, respectively, in sales of digital cinema equipment to a former fellow subsidiary, GDC Digital Cinema Network Limited. Since September 6, 2011, the date on which GDC Digital Cinema Network Limited first came under common control with our company as a result of being acquired by CAG Digital Investment Holdings Limited, sales to this subsidiary have been accounted for as intercompany transactions after the above-mentioned acquisition of GDC Digital Cinema Network Limited on September 18, 2012 and, therefore, eliminated in our consolidated financial statements. These sales of digital cinema equipment were made in the ordinary course of business with standard commercial terms and conditions.

        The trade receivables from these sales of digital cinema equipment were recorded as amounts due from GDC Digital Cinema Network Limited, bearing interest at a fixed rate of 10% per annum and repayable on demand. The amount due from GDC Digital Cinema Network Limited as of December 31, 2010 was US$7.4 million. This amount was eliminated in our consolidated financial statements since September 6, 2011 after the above-mentioned acquisition of GDC Digital Cinema Network Limited on September 18, 2012. Prior to that date, we also received interest income from GDC Digital Cinema Network Limited on the amounts outstanding. In 2010 and 2011, we recorded US$0.4 million and US$0.4 million, respectively, as interest income on amounts due from GDC Digital Cinema Network Limited.

Loan to GDC Holdings

        In 2008, we made a loan in an amount equivalent to US$9.4 million to our former immediate holding company, GDC Holdings. The amount outstanding as of December 31, 2010 was US$8.8 million. The loan to GDC Holdings was unsecured, carried a fixed interest rate at 6% per annum and was fully settled in 2011. In 2010 and 2011, we received loan interest income of US$0.5 million and US$0.3 million, respectively, on amounts outstanding from GDC Holdings. As of the date of this prospectus, GDC Holdings has fully repaid the loan.

Employment Agreements

        See "Management—Employment Agreements."

Share Incentives

        See "Management—2013 Share Incentive Plan" and "Management—2006 Share Option Scheme." See note 35 to our consolidated financial statements for details of the compensation of our key management personnel.

DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, which is referred to as the Companies Law below.

        As of the date of this prospectus, our authorized share capital consists of             ordinary shares, with a par value of US$0.0001 each. As of the date of this prospectus, there are             ordinary shares outstanding (including             issued restricted shares).

        Our                  amended and restated memorandum and articles of association, or Memorandum and Articles, will become effective upon completion of this offering. The following are summaries of material provisions of our Memorandum and Articles and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

        All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

        The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our Memorandum and Articles and the Companies Law. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to satisfy our liabilities as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Register of Members

        Under Cayman Islands law, we must keep a register of members and there shall be entered therein:

  (i)
  the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

  (ii)
  the date on which the name of any person was entered on the register as a member; and

  (iii)
  the date on which any person ceased to be a member.

        Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, the register of members shall be immediately updated to reflect the issue of shares by us to the                           as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name.

        The depositary will be included in our register of members as the only holder of the common shares underlying the ADSs in this offering. The shares underlying the ADSs are not shares in bearer form, but are in registered form and are "non-negotiable" or "registered" shares in which case the shares underlying the ADSs can only be transferred on the books of the company in accordance with Section 166 of the Companies Law.

        In the event that we fail to update our register of members, the recourse of investors is directly to the depositary under the terms of the deposit agreement, which is governed by New York law. The depositary will have recourse against us under the terms of the deposit agreement, and also will hold a share certificate evidencing the depositary as the registered holder of shares underlying the ADSs. Further, Section 46 of the Companies Law provides for recourse to be available to our investors in case we fail to update our register of members. In the event we fail to update our register of member, the depositary, as the aggrieved party, may apply for an order with the courts of the Cayman Islands for the rectification of the register.

Voting Rights

        Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote on a show of hands or, on a poll, each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

        A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Although not required by the Companies Laws or our Memorandum and Articles, we expect to hold shareholders' meetings annually and such meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 10% of our ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

        An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting.

Transfer of Ordinary Shares

        Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of ordinary shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

  •
  the ordinary shares transferred are free of any lien in favor of us.

        If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days' notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

        On a return of capital on winding up or otherwise (other than on redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

        Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

        Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined before the issue of such shares, by our board of directors or by a special resolution of our shareholders.

Variations of Rights of Shares

        All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

        Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

Changes in Capital

        We may from time to time by ordinary resolutions:

  •
  increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

  •
  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

  •
  convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

  •
  sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by our Memorandum and Articles;

  •
  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

        Subject to Companies Law and our Memorandum and Articles as regards the matters to be dealt with by ordinary resolution, we may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Preferred Shares

        Our Memorandum and Association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our Memorandum and Association authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the dividend rights, dividend rates, conversion rights, voting rights; and

  •
  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Actions Requiring the Approval of a Supermajority of Our Board of Directors

        Actions requiring the approval of a supermajority of at least two-thirds of our board of directors include:

  •
  the appointment or removal of either of our chief executive officer or chief financial officer;

  •
  any anti-takeover action in response to a takeover attempt;

  •
  any merger resulting in our shareholders immediately prior to such merger holding less than a majority of the voting power of the outstanding share capital of the surviving business entity;

  •
  the sale or transfer of all or substantially all of our assets; and

  •
  any change in the number of our board of directors.

Exempted Company

        We are an exempted company duly incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company, the objects of which are to conduct business mainly outside of the Cayman Islands, may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the material exemptions and privileges, including: (i) an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies; (ii) an exempted company is not required to open its register of members for inspection; (iii) an exempted company does not have to hold an annual general meeting; (iv) an exempted company may issue no par value, negotiable or bearer shares; and (v) an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.

Differences in Corporate Law

        The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

        The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (ii) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (i) a special resolution of the shareholders of each constituent company and (ii) such other authorizations, if any, as may be specified in such company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures. In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question;

  •
  the arrangement is such that a businessman would reasonably approve; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        When a takeover offer is made and accepted by holders of 90.0% of the shares (within four months), the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

        If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' Suits

        In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge:

  •
  an act which is illegal or ultra vires;

  •
  an action which requires a resolution with a qualified or special majority which has not been obtained; and

  •
  an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles permit indemnification of officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover Provisions in Our Memorandum and Articles

        Some provisions of our Memorandum and Articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors' Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

        Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our Memorandum and Articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

        Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        Cayman Islands law and our Memorandum and Articles allow our shareholders holding not less than 10.0% of the paid up voting share capital of our company to requisition a shareholder's meeting. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our Memorandum and Articles provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders' meeting during each fiscal year, as required by the rules of the Nasdaq Global Market.

Cumulative Voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Memorandum and Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

        Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles, directors can be removed without cause, but only by the vote of holders of two-thirds of our shares, cast at a general meeting, or the unanimous written resolution of all shareholders, or with cause, by the ordinary resolution or the unanimous written resolution of all shareholders.

Transactions with Interested Shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15.0% or more of the target's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our Memorandum and Articles, our company may be dissolved, liquidated or wound up with the sanction of a special resolution of the shareholders, that is, the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

        Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Memorandum and Articles, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class or unanimous written resolution of all shareholders of that class.

Amendment of Governing Documents

        Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Memorandum and Articles may only be amended with a special resolution at a meeting or the unanimous written resolution of all shareholders.

Rights of Non-resident or Foreign Shareholders

        There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuance

        The following is a summary of our securities issuances in the past three years.

Ordinary Shares

        On September 18, 2012, we acquired 100% of the equity interests of GDC Digital Cinema Network Limited from CAG Digital Investment Holdings Limited, the majority shareholder of GDC Technology Limited (BVI), for consideration of 8,240,480 ordinary shares of GDC Technology Limited (BVI).

Share Options and Restricted Shares

        See "Management—2013 Share Incentive Plan," "Management—2006 Share Option Scheme" and "Management—Restricted Shares."

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

                                   , as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent                            shares (or a right to receive                           shares) deposited with the principal                           office of                           , as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary's corporate trust office at which the ADSs will be administered is located at                            .                            's principal executive office is located at                           .

        You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

        As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights.                           law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided on page     . See "Where You Can Find Additional Information.".

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Shares your ADSs represent.

  •
  Cash.  The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

  Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See "Taxation—United States Federal Income Taxation—

    Distributions". It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

  •
  Shares.  The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

  •
  Rights to purchase additional shares.  If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

  If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

  U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

  •
  Other Distributions.  The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

        You may surrender your ADSs at the depositary's corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

        ADS holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders' meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary.

        Otherwise, you won't be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

        The depositary will try, as far as practical, subject to the laws of                           and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
US$.05 (or less) per ADSs per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

                                   , as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

        The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•

Change the nominal or par value of our shares

•

Reclassify, split up or consolidate any of the deposited securities

•

Distribute securities on the shares that are not distributed to you

•

Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

        The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

        After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

  •
  are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

  •
  are not liable if we or it exercises discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

  •
  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

  •
  The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

        ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

  •
  When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares.

  •
  When you owe money to pay fees, taxes and similar charges.

  •
  When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (i) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (ii) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (iii) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

        The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, there has not been a public market for our ordinary shares or our ADSs, and while our ADSs have been approved for listing on the Nasdaq Global Market, we cannot assure you that a significant public market for the ADSs will develop or be sustained after this offering. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs. Future sales of substantial amounts of our ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ADSs, including ADSs representing ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.

        Upon completion of the offering, we will have             outstanding ordinary shares, including ordinary shares represented by ADSs, assuming no exercise of the underwriters' option to purchase additional ADSs. Of that amount,             ordinary shares, including ordinary shares represented by ADSs, will be publicly held by investors participating in this offering, and             ordinary shares will be held by our existing shareholders, who may be our "affiliates" as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

        All of the ADSs sold in the offering and the ordinary shares they represent will be freely transferable by persons other than our "affiliates" in the United States without restriction or further registration under the Securities Act. Ordinary shares or ADSs purchased by one of our "affiliates" may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below.

        The             ordinary shares held by existing shareholders are, and those ordinary shares issuable upon exercise of options outstanding following the completion of this offering will be, "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-up Agreements

        We have agreed that, without the prior written consent of                           , we will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

  •
  file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise.

        These restrictions do not apply to:

  •
  the sale of ordinary shares in the form of ADSs to the underwriters; and

  •
  the issuance by us of ordinary shares issuable upon the exercise of options pursuant to our share option scheme.

        Each of our directors and executive officers, our selling shareholders and existing shareholders have agreed that, without the prior written consent of                           , on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

        These restrictions do not apply to:

  •
  transactions relating to ordinary shares, ADSs or other securities acquired in open market transactions after the closing of the offering of the ADSs; and

  •
  certain other transfers of ordinary shares, including to immediate family members, trusts, partners, members or controlled affiliates.

        After the expiration of the lock-up agreements, the ordinary shares subject to the lock-up agreements, and ADSs representing such shares, will be freely eligible for sale in the public market as described below.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned "restricted securities" within the meaning of Rule 144 for at least six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned "restricted securities" for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

        A person who is deemed to be an affiliate of ours and who has beneficially owned "restricted securities" for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

  •
  1.0% of the number of our ordinary shares then outstanding, which will equal approximately              million ordinary shares immediately after this offering; or

  •
  the average weekly reported trading volume of our ADSs on the Nasdaq Global Market during the four calendar weeks preceding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

        Sales under Rule 144 by persons who are deemed to be our affiliates are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

        In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

        Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

 TAXATION

        The following discussion of the material Cayman Islands, Hong Kong, People's Republic of China and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong Taxation

        The following is a discussion of the material Hong Kong consequences of the ownership of the ADSs by an investor that purchases such ADSs in connection of this offering and holds the ADSs as capital assets. This discussion does not purport to address all possible tax consequences of the ownership of the ADSs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies and broker-dealers), some of which may be subject to special rules. This discussion is based on the tax laws of Hong Kong as in effect on the date of this prospectus.

        Under the current laws of Hong Kong:

  •
  No profits tax is imposed in Hong Kong in respect of capital gains from the sale of the ADSs.

  •
  Revenue gains from the sale of ADSs by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at the rate of 15% on individuals and unincorporated businesses.

  •
  Gains arising from the sale of ADSs, where the purchases and sales of ADSs are effected outside of Hong Kong (e.g., on the New York Stock Exchange), should not be subject to Hong Kong profits tax.

  •
  According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid by us on ADSs would not be subject to any Hong Kong tax, even if received by investors in Hong Kong.

  •
  No Hong Kong stamp duty is payable on the purchase and sale of the ADSs.

People's Republic of China Taxation

        In the opinion of Commerce & Finance Law Offices, our PRC counsel, the following are the material PRC tax consequences of an investment in our ADSs or ordinary shares. We are a holding company incorporated in the Cayman Islands, which indirectly holds 100% of our equity interests in our PRC subsidiaries. We conduct business in China through our PRC subsidiaries. The PRC EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties, such as the Arrangement between the PRC and the Hong Kong Special Administration Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, that reduce such rate from 10% to 5%.

        Under the PRC EIT Law, enterprises established under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered to be PRC tax resident enterprises for tax purposes and are generally subject to a 25% enterprise income tax rate on their global income. Although we believe our "de facto management bodies" as defined are not located within China and we are not a PRC tax resident enterprise, if we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

        The implementation rules of the PRC EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how "domicile" may be interpreted under the PRC EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, we will be subject to PRC enterprise income tax reporting obligations. In addition, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as "tax-exempt income" under the PRC EIT Law, we cannot assure you that dividends by our PRC subsidiaries to GDC Technology (Hong Kong) Limited would not be subject to a 10% withholding tax even if GDC Technology (Hong Kong) Limited were a PRC tax resident enterprise, as the PRC foreign exchange control authorities and the PRC tax authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Furthermore, if we are considered as a PRC tax resident enterprise, any dividends we pay to our non-PRC-resident overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

United States Federal Income Taxation

        In the opinion of Shearman & Sterling LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences of an investment in our ADSs or ordinary shares. This discussion is applicable to U.S. Holders (as defined below) who hold our ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. For purposes of this discussion you are a "U.S. Holder" if you are a beneficial owner of an ADS or ordinary share that is:

  •
  an individual citizen or resident of the United States, as determined for U.S. federal income tax purposes;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or

    (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        This discussion does not address U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

  •
  a dealer in securities or currencies;

  •
  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  an insurance company;

  •
  a tax exempt organization;

  •
  a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

  •
  a trader in securities that has elected the mark to market method of accounting for your securities;

  •
  a U.S. expatriate or former U.S. citizen or long-term resident;

  •
  a person who actually or constructively owns 10% or more of our voting stock; or

  •
  a person whose "functional currency" is not the U.S. dollar.

        If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisors.

        The discussion below is based upon the provisions of the Code, and U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities are subject to change, which could apply retroactively, and could affect the U.S. federal income tax consequences discussed below.

        This discussion does not address all of the U.S. federal income tax consequences that may apply to you in light of your particular circumstances. Moreover, this discussion does not address any state, local or non-U.S. tax consequences, the alternative minimum tax or any aspects of U.S. federal tax law other than income taxation. If you are considering the purchase, ownership or disposition of our ADSs or ordinary shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

        If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Distributions

        Subject to the discussion under "Passive Foreign Investment Company" below, the gross amount of distributions (including any amounts withheld in respect of PRC taxes) will be includible in your income as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends (including withheld taxes) will be taxable on the date of receipt by the depositary in the case of ADSs, or on the date of receipt by you in the case of ordinary shares. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under the Code for dividends received from other U.S. corporations.

        Dividends received from a qualified foreign corporation are treated as qualified dividends provided that an investor holds the stock for at least 61 days within a specified 121-day period beginning on the date which is 60 days before the ex-dividend date. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Department of the Treasury guidance indicates that ordinary shares (or ADSs backed by such shares) are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as our ADSs (but not our ordinary shares) are expected to be. A qualified foreign corporation also includes a non-U.S. corporation that is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. In the event that we are deemed to be a PRC resident enterprise under PRC tax law (see discussion under "Taxation—People's Republic of China Taxation"), we may be eligible for the benefits of the income tax treaty between the United States and the PRC (the "US-PRC Treaty") and, if we are eligible for such benefits, dividends we pay on our ordinary shares, as well as our ADSs, may be qualified dividends. In addition, in order to be treated as a qualified foreign corporation, we must neither be a PFIC nor be treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year. Qualified dividends received by non-corporate U.S. investors are taxed at the rates applicable to long-term capital gains, which are lower than the rates applicable to ordinary income. You should consult your own tax advisors regarding the application of these rules given your particular circumstances. There can be no assurance that we will be a qualified foreign corporation at the time any future dividend is paid.

        Dividends will constitute non-U.S. source income for U.S. foreign tax credit purposes and generally will be "passive category" income or, in the case of U.S. Holders such as members of a financial services group or predominantly engaged in the active conduct of a banking, insurance, financing or similar business, may be "general category" income. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares (see discussion under "Taxation—People's Republic of China Taxation"). Any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. However, the ability to claim a foreign tax credit for any PRC withholding taxes imposed on dividends paid on our ADSs or ordinary shares may be limited if you have held our ADSs or ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, if you are obligated to make payments related to the dividends or in other specific circumstances. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

        To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax free return of capital, and the balance in excess of your adjusted basis in the ADSs or ordinary shares will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to calculate our earnings and profits in accordance with U.S. federal income tax principles, and, accordingly, you should expect that a distribution will generally be reported as a dividend (as discussed above) even if that distribution (or a portion thereof) would otherwise be treated as a tax-free return of capital or as capital gain.

Sale, Exchange or Other Disposition

        Subject to the discussion under "Passive Foreign Investment Company" below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Your tax basis in the ADS or ordinary shares will generally be the cost of such ADSs or ordinary shares. Such gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are long-term capital gains, which are taxed at rates lower than the rates applicable to ordinary income. The deductibility of capital losses is subject to limitations. In particular, if you are a non-corporate U.S. Holder, the excess of your capital losses over your capital gains in any year may generally only be used to offset the first $3,000 of your ordinary income, with any balance being carried forward indefinitely for use in subsequent years, subject to the same limitations. If you are a corporate U.S. Holder, you may use capital losses only to offset your capital gains, with unused capital losses carried back three years and carried forward five years. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss for foreign tax credit purposes. However, in the event that we are deemed to be a PRC resident enterprise under PRC tax law, we may be eligible for the benefits of the US-PRC Treaty. Under the US-PRC Treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the US-PRC Treaty may treat the gain as PRC source income for foreign tax credit purposes. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit in your particular circumstances.

Passive Foreign Investment Company

        We do not believe that we were a PFIC for our taxable year ending December 31, 2012. Based on the projected composition of our income and assets and the valuation of our assets, including goodwill, we do not currently expect to be a PFIC for our taxable year ending December 31, 2013 or the foreseeable future. However, because our PFIC status for a taxable year will not be determinable until the close of the taxable year, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

        In general, we will be a PFIC for any taxable year in which:

  •
  at least 75% of our gross income is passive income, or

  •
  at least 50% of the value (based on an average of quarterly values) of our assets is attributable to assets that produce or are held for the production of passive income.

        For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents that are received from unrelated parties in connection with the active conduct of a trade or business) and gains from the disposition of passive assets. If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

        The determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering.

        If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

  •
  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets. If you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file Internal Revenue Service, or IRS, Form 8621 (or any other form specified by the U.S. Department of the Treasury). If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

        If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC or a lower-tier PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

        In lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs, but not ordinary shares, because the ADSs will be listed on the Nasdaq Global Market, which constitutes a qualified exchange. There can be no assurance that the ADSs will be "regularly traded" for purposes of the mark to market election. In addition, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, you may continue to be subject to the PFIC rules with respect to indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

        If you make an effective mark-to-market election for the first taxable year in which you hold our ADSs, you will include as ordinary income in each year that we are a PFIC the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark to market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. Any gain you recognize upon the sale or other disposition of your ADSs or ordinary shares will be treated as ordinary income, and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any distribution that we make would generally be subject to the rules discussed above under "—Distributions," except that the lower rate applicable to qualified dividend income would not apply. If you make a mark-to- market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

        Alternatively, a U.S. investor in a PFIC can mitigate the tax consequences described above by electing to treat the PFIC as a "qualified electing fund" under Section 1295 of the Code. This option is not available to you because we do not intend to provide the information necessary to permit you to make this election.

        You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are a PFIC in any taxable year.

Information Reporting and Backup Withholding

        Information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (or through U.S.-related financial intermediaries), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income. U.S. Holders who are required to provide their taxpayer identification number or establish their exempt status can provide such information and certification on IRS Form W-9.

        Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

        Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and recently promulgated temporary U.S. Treasury regulations thereunder, non-corporate U.S. Holders that hold "specified foreign financial assets," as defined in the Treasury regulations, (which may include our ADSs or ordinary shares) other than in an account at a U.S. financial institution or the U.S. branch of a non-U.S. financial institution are required to report information relating to such assets, subject to applicable exceptions. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this reporting requirement on their ownership and disposition of our ADSs or ordinary shares.

UNDERWRITING

        Barclays Capital Inc. and Jefferies LLC are acting as representatives of the underwriters and the joint book-running managers of this offering. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell, and each of the underwriters named below have severally agreed to purchase from us and the selling shareholders, the following respective number of ADSs.

Underwriters	Number of ADSs
Barclays Capital Inc.
Jefferies LLC

Total

        The address of Barclays Capital Inc. is 745 Seventh Avenue, New York, NY 10019, USA. The address of Jefferies LLC is 520 Madison Avenue, New York, NY 10022, USA. The underwriters are committed, severally and not jointly, to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

        If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional              ADSs from us and the selling shareholders to cover such sales. They may exercise that option for 30 days from the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

        The table below shows the per-ADS and total underwriting discounts and commissions we and the selling shareholders will pay the underwriters. The underwriting discounts and commissions are determined by negotiations among us, the selling shareholders and the representatives and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

        These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

Paid by Us	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$

Paid by the Selling Shareholders	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$

        The expenses of the offering that are payable by us and the selling shareholders are estimated to be US$             (excluding underwriting discounts and commissions).

        The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions.

        Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the Securities and Exchange Commission.

        ADSs sold by the underwriters to the public will initially be offered at the initial public offering price listed on the cover page of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a price that represents a concession not in excess of US$             per ADS. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

        We have agreed that, without the prior written consents of                    on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus, offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, make any short sale or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership interests), directly or indirectly, or file any registration statement relating to the offering of, any of our securities that are substantially similar to our shares or ADSs, including but not limited to any options or warrants to purchase our shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our shares, ADSs or any such substantially similar securities, except for issuance of securities pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this prospectus and certain other exceptions.

        Furthermore, each of our directors and executive officers, our existing shareholders and our option holders has also entered into a similar lock-up agreement for a period of 180 days after the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs.

        Prior to this offering, there has been no public market for the ordinary shares or ADSs. The initial public offering price is determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

        The estimated initial public offering price range set forth on the cover of this prospectus is subject to change as a result of market conditions and other factors.

        We have applied to have the ADSs listed on the Nasdaq Global Market under the symbol "                  ."

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed        percent of the total number of ADSs offered by them.

        To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the option to purchase additional ADSs. The underwriters can close out a covered short sale by exercising the option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the option to purchase additional ADSs.

        The underwriters may also sell ADSs in excess of the option to purchase additional ADSs, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

        In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market.

        Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may stabilize or maintain the market price of the ADSs above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

        The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. From time to time, the underwriters may have provided, and may continue to provide, investment banking and other financial advisory services to us for which they have received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of ours.

        We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities, losses and expenses.

        No action has been or will be taken by us, or by any underwriter in any jurisdiction except in the United States that would permit a public offering of the ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and the ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

        This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including the ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

Selling Restrictions

        The following information is provided for guidance only. Prospective investors should consult their financial advisors and take legal advice, as appropriate, to inform themselves of, and to observe, all applicable laws and regulations of any relevant jurisdiction. Prospective investors should inform themselves as to the relevant legal requirements of subscription or purchase of the ADSs and any applicable exchange control regulations and applicable taxes in the countries of their respective citizenship, residence or domicile.

        Australia.    This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  a)
  you confirm and warrant that you are either

  a.
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

  b.
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  c.
  a person associated with the company under section 708(12) of the Corporations Act; or

  d.
  "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance.

  b)
  you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

        Cayman Islands.    This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

        Dubai International Financial Centre.    This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

        European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, once the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  b)
  to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  c)
  by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  d)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

        For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer, and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

  a)
  it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

  b)
  in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

        Hong Kong.    The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside of Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

        Japan.    The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        People's Republic of China.    This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

        Saudi Arabia.    No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. Our ADSs may only be offered and sold in the Kingdom of Saudi Arabia through persons authorized to do so in accordance with Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (as amended), or the Regulations, and in accordance with Part 5 (Exempt Offers) Article 16(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or an equivalent amount in another currency. Investors are informed that Article 19 of the Regulations places restrictions on secondary market activity with respect to our ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us. Prospective purchasers of our ADSs should conduct their own due diligence on the accuracy of the information relation to the ADSs. Investors should consult an authorized financial adviser if they do not understand the contents of this prospectus.

        Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

        State of Kuwait.    Our ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait, or Kuwait. The distribution of this prospectus and the offering, marketing and sale of the ADSs in Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law No. 31 of 1990, and the various Ministerial Regulations issued pursuant thereto. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

        Switzerland.    This document, as well as any other offering or marketing material relating to the ADSs which are the subject of the offering contemplated by this prospectus, neither constitutes a prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations nor a simplified prospectus as such term is understood pursuant to article 5 of the Swiss Federal Act on Collective Investment Schemes. Neither the ADSs nor the shares underlying the ADSs will be listed on the SIX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

        The ADSs are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached from time to time. This document, as well as any other offering or marketing material relating to the ADSs, is confidential and it is exclusively for the use of the individually addressed investors in connection with the offer of the ADSs in Switzerland and it does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in or from Switzerland.

        United Arab Emirates.    This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

        The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

        In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discount, which are expected to be incurred in connection with the offer and sale of the ADSs by us and the selling shareholders. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the National Association of Securities Dealers, Inc. filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	US$
Nasdaq Global Market Listing Fee
FINRA Filing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

 LEGAL MATTERS

        The validity of the ADSs and certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Shearman & Sterling LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Walkers. Legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Haiwen & Partners. Shearman & Sterling LLP may rely upon Walkers with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.

EXPERTS

        The consolidated financial statements of GDC Technology Limited and the related financial statement schedule included in this prospectus have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included herein in reliance upon the report of such firm given upon the authority of said firm as experts in accounting and auditing.

        The offices of Deloitte Touche Tohmatsu are located at 35/F, One Pacific Place, 88 Queensway, Hong Kong.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon the effectiveness of the registration statement we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC's website at www.sec.gov.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

GDC TECHNOLOGY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Shareholders and the Board of Directors of GDC Technology Limited:

        We have audited the accompanying consolidated statements of financial position of GDC Technology Limited and subsidiaries (collectively referred as the "Group") as of December 31, 2010, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years ended December 31, 2010, 2011 and 2012 and the related financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the management of the Group. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Notes 2 and 37 to the consolidated financial statements, the Company applied the principles of merger accounting for a business combination involving entities under common control. As discussed in Note 37 to the consolidated financial statements, the accompanying 2011 financial statements have been retrospectively adjusted.

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2010, 2011 and 2012 and the results of its operations and its cash flows for the years ended December 31, 2010, 2011 and 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, present fairly, in all material aspects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu
 Deloitte Touche Tohmatsu
Hong Kong
March 20, 2013

GDC TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. Dollar, except share and per share data, unless otherwise stated)

		Years ended December 31,
	NOTES	2010	2011	2012
Revenue	9	$72,693,103	$89,983,411	$115,574,176
Cost of sales and services rendered		(42,111,018)	(48,872,246)	(66,118,535)

Gross profit		30,582,085	41,111,165	49,455,641
Other income	10	1,391,442	1,132,936	636,420
Selling and marketing expenses		(1,939,644)	(3,949,815)	(5,479,968)
Administrative expenses*		(6,891,494)	(9,535,937)	(11,218,319)
Research and development expenses		(1,186,806)	(1,935,511)	(1,796,322)
Finance costs on bank borrowings		(102,943)	(50,578)	(140,161)
Share of loss of an associate	15	—	—	(10,055)
Share of profit of a jointly controlled entity	16	—	—	10,102

Profit before tax		21,852,640	26,772,260	31,457,338
Income tax expense	11	(1,952,957)	(4,059,131)	(4,702,828)

Profit for the year	12	$19,899,683	$22,713,129	$26,754,510
Other comprehensive income:
Exchange differences arising on translation of foreign operations		514,392	688,017	85,972

Total comprehensive income attributable to owners of the Company for the year		$20,414,075	$23,401,146	$26,840,482

Earnings per share	14
Basic		8.49 cents	9.26 cents	10.39 cents

Diluted		8.49 cents	9.16 cents	10.38 cents

*
Including share-based compensation expenses of US$757,846, nil and nil for the years ended December 31, 2010, 2011 and 2012, respectively.

GDC TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In U.S. Dollar, except share and per share data, unless otherwise stated)

		As of December 31,
	NOTES	2010	2011	2012
Non-current assets
Property, plant and equipment	17	$885,136	$3,516,297	$3,888,251
Interest in an associate	15	—	—	377,726
Interest in a jointly controlled entity	16	—	—	129,958
Receivables related to VPF Arrangement (as defined in Note 19)	19	—	6,432,987	4,824,894
Trade receivables	20	—	356,499	8,628,883
Amount due from GDC DCN (as defined in Note 1)	22	5,387,736	—	—
Pledged bank deposits	25	—	511,825	1,612,645

		6,272,872	10,817,608	19,462,357

Current assets
Inventories	18	7,325,852	7,180,679	13,122,143
Receivables related to VPF Arrangement	19	—	2,678,759	1,779,506
Trade receivables	20	14,383,718	22,367,317	29,963,065
Other receivables, prepayments and deposits	21	2,211,819	2,341,447	3,407,715
Amount due from GDC DCN	22	2,017,006	—	—
Amount due from GDCH (as defined in Note 2)	23	3,464,482	—	—
Loan to GDCH	23	8,840,000	—	—
Structured deposits	24	5,278,130	—	—
Pledged bank deposits	25	5,668,972	2,029,068	4,748,338
Bank balances and cash	25	19,067,757	17,636,877	23,201,726

		68,257,736	54,234,147	76,222,493

Total assets		$74,530,608	$65,051,755	$95,684,850

Current liabilities
Trade payables	26	$5,517,448	$8,720,728	$15,324,829
Other payables and accruals	27	8,246,927	11,594,242	9,891,443
Receipt in advance	28	4,901,333	10,504,815	17,167,767
Amount due to a subsidiary of GDC (as defined in Note 2)	23	1,119,801	—	—
Tax liabilities		2,153,033	4,617,409	3,538,350
Secured bank borrowings—due within one year	29	5,511,481	2,034,861	4,988,624

		27,450,023	37,472,055	50,911,013

Non-current liability
Secured bank borrowings—due over one year	29	—	—	1,881,204

Total liabilities		27,450,023	37,472,055	52,792,217

Capital and reserves
Share capital	30	3,030,065	3,197,964	3,314,524
Reserves		44,050,520	24,381,736	39,578,109

Total equity		47,080,585	27,579,700	42,892,633

Total equity and liabilities		$74,530,608	$65,051,755	$95,684,850

GDC TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. Dollar, except share and per share data, unless otherwise stated)

	Share capital	Share premium reserve	Contributed surplus reserve	Statutory reserve	Merger reserve	Share- based payment reserve	Exchange reserve	Retained earnings	Total
			(Notesa)	(Notesb)
As of January 1, 2010	$2,987,758	$18,933,911	$—	$728,438	$—	$740,424	$153,771	$1,518,208	$25,062,510

Profit for the year	—	—	—	—	—	—	—	19,899,683	19,899,683
Exchange differences arising on translations of foreign operations	—	—	—	—	—	—	514,392	—	514,392

Total comprehensive income for the year	—	—	—	—	—	—	514,392	19,899,683	20,414,075

Sub-total	2,987,758	18,933,911	—	728,438	—	740,424	668,163	21,417,891	45,476,585
Exercise of share options	42,307	1,156,438	—	—	—	(352,591)	—	—	846,154
Recognition of equity settled share-based payments	—	—	—	—	—	757,846	—	—	757,846

As of December 31, 2010	$3,030,065	$20,090,349	$—	$728,438	$—	$1,145,679	$668,163	$21,417,891	$47,080,585

Profit for the year	—	—	—	—	—	—	—	22,713,129	22,713,129
Exchange differences arising on translation of foreign operations	—	—	—	—	—	—	688,017	—	688,017

Total comprehensive income for the year	—	—	—	—	—	—	688,017	22,713,129	23,401,146

Sub-total	3,030,065	20,090,349	—	728,438	—	1,145,679	1,356,180	44,131,020	70,481,731
Consolidation of subsidiaries under common control (Notes 2 and 37)	—	—	—	—	(2,422,163)	—	46	—	(2,422,117)
Reduction of share premium reserve (Note (a))	—	(20,090,349)	20,090,349	—	—	—	—	—	—
Exercise of share options	167,899	4,197,169	—	—	—	(1,007,121)	—	—	3,357,947
Forfeiture of share options	—	—	—	—	—	(5,195)	—	5,195	—
Cancellation of share options	—	—	—	—	—	(109,359)	—	109,359	—
Payment of dividends (Note 13)	—	—	(20,090,349)	—	—	—	—	(23,747,512)	(43,837,861)

As of December 31, 2011	$3,197,964	$4,197,169	$—	$728,438	$(2,422,163)	$24,004	$1,356,226	$20,498,062	$27,579,700

Profit for the year	—	—	—	—	—	—	—	26,754,510	26,754,510
Exchange differences arising on translation of foreign operations	—	—	—	—	—	—	85,972	—	85,972

Total comprehensive income for the year	—	—	—	—	—	—	85,972	26,754,510	26,840,482

Sub-total	3,197,964	4,197,169	—	728,438	(2,422,163)	24,004	1,442,198	47,252,572	54,420,182
Issue of shares for the transfer of subsidiaries under common control (as defined in Note 2)	105,647	4,067,353	—	—	(4,173,000)	—	—	—	—
Forfeiture of share options	—	—	—	—	—	(547)	—	547	—
Issue of restricted shares (Note 30)	10,913								10,913
Transfer to statutory reserve	—	—	—	1,582,779	—	—	—	(1,582,779)	—
Payment of dividends (Note 13)	—	—	—	—	—	—	—	(11,538,462)	(11,538,462)

As of December 31, 2012	$3,314,524	$8,264,522	$—	$2,311,217	$(6,595,163)	$23,457	$1,442,198	$34,131,878	$42,892,633

Notes:

a
Pursuant to resolution passed by the shareholders of the Company on July 7, 2011, an amount of US$20,090,349 standing to the credit of the share premium reserve as of December 31, 2010 had been reduced with the credit arising therefrom being transferred to the contributed surplus reserve of the Company.

b
As stipulated by the rules and regulations in the People's Republic of China (the "PRC", for the purpose of this consolidated financial statements, does not include Hong Kong, Macau and Taiwan), the subsidiaries of the Company established in the PRC are required to appropriate 10% of their after-tax profit (after offsetting prior years' losses) to a general reserve fund until the balance of the fund reaches 50% of their registered capital thereafter any further appropriation is optional and is determinable by the companies' board of directors. This general reserve can be used to reduce previous years' losses and to increase the capital of the subsidiaries.

GDC TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollar, except share and per share data, unless otherwise stated)

	Years ended December 31,
	2010	2011	2012
OPERATING ACTIVITIES
Profit before tax	$21,852,640	$26,772,260	$31,457,338
Adjustments for:
Depreciation of property, plant and equipment	183,882	480,030	735,260
Allowance for inventories	359,766	248,696	1,108,072
Allowance for doubtful debts	—	64,103	200,648
Deposits written-off	—	161,413	—
Finance costs	102,943	50,578	140,161
Share-based payment expense	757,846	—	—
Property, plant and equipment written-off	36,280	—	—
Interest income	(1,206,445)	(1,074,494)	(458,798)
Share of profit of a jointly controlled entity	—	—	(10,102)
Share of loss of an associate	—	—	10,055

Operating cashflow before movements in working capital	22,086,912	26,702,586	33,182,634
(Increase) decrease in inventories	(3,134,477)	10,353	(7,049,536)
Increase in trade receivables	(9,719,221)	(8,111,023)	(16,068,780)
(Increase) decrease in receivables related to VPF Arrangement	—	(1,694,770)	2,507,346
Increase in other receivables, prepayments and deposits	(1,053,915)	(162,415)	(1,066,268)
Increase in amount due from GDC DCN	(3,713,447)	(1,468,731)	—
Increase in trade payables	1,475,897	2,888,155	6,604,101
Increase (decrease) in other payables and accruals	3,951,500	3,032,658	(1,702,799)
Increase in receipt in advance	1,594,005	5,603,482	6,662,952

Cash from operations	11,487,254	26,800,295	23,069,650
Income tax paid	(521,825)	(1,722,153)	(5,781,887)

NET CASH FROM OPERATING ACTIVITIES	$10,965,429	$25,078,142	$17,287,763

GDC TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

	Years ended December 31,
	2010	2011	2012
INVESTING ACTIVITIES
Placement of pledged bank deposits	$(5,668,972)	$(5,294,804)	$(5,849,158)
Withdrawal of pledged bank deposits	—	8,702,832	2,029,068
Capital injection to a jointly controlled entity	—	—	(119,856)
Capital injection to an associate			(387,781)
Purchase of structured deposits	(5,278,130)	—	—
Redemption of structured deposits	—	5,278,130	—
Purchase of property, plant and equipment	(598,030)	(3,044,486)	(1,107,214)
Interest received	223,607	1,253,425	458,798
Advance to GDC DCN	—	(1,700,083)	—
Repayment of advance to GDC DCN	975,155	—	—
Advance to GDCH	(1,064,794)	(5,577,256)	—
Repayment from GDCH	—	9,041,738	—
Repayment of loan to GDCH	—	8,840,000	—
Net cash inflow from consolidation of subsidiaries under common control (Note 37)	—	810,762	—

NET CASH (USED IN) FROM INVESTING ACTIVITIES	$(11,411,164)	$18,310,258	$(4,976,143)

FINANCING ACTIVITIES
New bank loans raised	$5,511,481	$4,488,151	$10,382,637
Advance from a subsidiary of GDC	1,118,134	—	—
Repayment to a subsidiary of GDC	—	(1,119,801)	—
Repayment of bank loans	—	(8,236,944)	(5,547,670)
Proceeds from issue of shares upon exercise of share options	846,154	3,293,846	—
Proceeds from issue of restricted shares	—	—	10,913
Dividends paid	—	(43,837,861)	(11,538,462)
Interest paid	(102,943)	(50,578)	(140,161)

NET CASH FROM (USED IN) FINANCING ACTIVITIES	$7,372,826	$(45,463,187)	$(6,832,743)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,927,091	(2,074,787)	5,478,877
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	11,690,214	19,067,757	17,636,877
Effect of foreign exchange rate changes	450,452	643,907	85,972

CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash	$19,067,757	$17,636,877	$23,201,726

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except share and per share data, unless otherwise stated)

1.     ORGANIZATION AND PRINCIPAL ACTIVITIES

        GDC Technology Limited (the "Company") is a private company incorporated in the British Virgin Islands ("BVI") with limited liability. The addresses of the registered office and principal place of business of the Company are Unit 4-5, 20th Floor, Kodak House II, 39 Healthy Street East, North Point, Hong Kong.

        The Company is involved in the provision of computing solutions for digital content distribution, exhibition and provision of computing services on a worldwide basis and research and development of digital cinema equipment. Specifically, the Company and its subsidiaries (collectively referred as the "Group") is mainly engaged in sales of digital cinema servers, integrated projection systems, and other complementary digital cinema products, provision of Virtual Print Fee ("VPF") service and technical service which include maintenance and support services as well as system upgrades. The principal activities and other particulars of its subsidiaries are set out as follows:

			Attributable equity interest of the Group
			December 31,
		Particulars of issued capital/paid up capital
Name of subsidiary	Place of incorporation/establishment		2010	2011		2012	Principal activities
			%	%		%
GDC Technology China Limited	BVI	1 ordinary share of United States Dollar ("US$")1.00	100	100		100	Inactive
GDC Technology (Hong Kong) Limited	Hong Kong ("HK")	2 ordinary shares of Hong Kong Dollar ("HK$")1.00 each	100	100		100	Provision of computing solutions for digital content distribution and exhibition
GDC Technology of America, LLC	United States of America ("USA")	US$1,000	100	100		100	Provision of computing solutions for digital content distribution and exhibition in USA
GDC Technology Pte. Ltd.	Singapore	900,000 ordinary shares of Singapore Dollar ("S$")1.00	100	100		100	Provision of computing solutions for digital content distribution and exhibition in Asia Pacific region
GDC Technology (USA), LLC	USA	US$1,000	100	100		100	Provision of computing solutions for digital content distribution and exhibition, research and development of digital cinema equipment in USA
GDC Digital Services Limited	HK	1 ordinary share of US$1	100	100		100	Distribution and post production business for digital cinema in HK
GDC Technology (Beijing) Limited*	The PRC	Renminbi ("RMB") 5,000,000	100	100		100	Provision of computing solutions for digital content distribution and Exhibition in PRC
GDC Technology (Shenzhen) Limited*	The PRC	2012: RMB30,000,000 2011: RMB10,000,000 2010: RMB10,000,000	100	100		100	Provision of computing solutions for digital content distribution and exhibition in PRC
Glenton Technologies Limited	BVI	1 ordinary share of US$1.00	—	100	[a]	100	Provision of 3D solutions for digital content distribution and exhibition
GDC Technology Property (USA), LLC	USA	US$1,000	—	100	[b]	100	Property holding

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

1.     ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

			Attributable equity interest of the Group
			December 31,
		Particulars of issued capital/paid up capital
Name of subsidiary	Place of incorporation/establishment		2010	2011		2012		Principal activities
			%	%		%
Espedeo Technology (Shenzhen) Limited*	The PRC	RMB800,000	—	—		100	[d]	Inactive
GDC Digital Cinema Technology Europe SL	Spain	Euro ("EUR") 3,000	—	—		100	[e]	Provision of computing solutions for digital content distribution and exhibition in Europe
GDC Digital Services (USA), LLC	USA	US$1,000	—	—		100	[f]	Distribution and post production business for digital cinema in US
GDC Technology Investment (USA), LLC	USA	US$1,000	—	—		100	[c]	Investment holding
GDC Digital Cinema Network Limited ("GDC DCN")	BVI	1 ordinary share of US$1	—	100	[g]	100		Investment holding
GDC Digital Cinema Network Limited	Hong Kong	1 ordinary share of HK$1	—	100	[g]	100		Deployment and administration of digital cinema networks under VPF arrangement in HK
GDC Digital Cinema Network (USA), LLC	USA	US$1,000	—	100	[g]	100		Deployment and administration of digital cinema networks under VPF arrangement in US
GDC Digital Cinema Network Godo Gaisya* GDC Digital Cinema Network	Japan	Japanese Yen ("JPY") 60,000	—	100	[g]	100		Deployment and administration of digital cinema networks under VPF arrangement in Japan
*
English name is for identification only.

a
Glenton Technologies Limited was acquired by the Company on January 1, 2011 at consideration of US$1. Such company was inactive on the date it was acquired.

b
GDC Technology Property (USA), LLC was newly incorporated on July 3, 2011.

c
GDC Technology Investment (USA), LLC was newly incorporated on May 15, 2012.

d
Espedeo Technology (Shenzhen) Limited was newly established as a wholly foreign-owned enterprise in the PRC on September 21, 2012.

e
GDC Digital Cinema Technology Europe SL was newly incorporated on February 9, 2012.

f
GDC Digital Services (USA), LLC was newly incorporated on January 5, 2012.

g
As disclosed in Note 2, these subsidiaries first came under common control of CAG Digital Investment Holding Limited ("CAG") when GDC DCN, the holding company of these subsidiaries and the Company were acquired by CAG on September 6, 2011 and were consolidated as subsidiaries of the Group from September 6, 2011.

        The consolidated financial statements are presented in US$, which is also the functional currency of the Company and its subsidiaries, except for those subsidiaries established and operated in Europe, Singapore, the PRC and Japan whose functional currency is EUR, S$, RMB and JPY, respectively.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

2.     MERGER WITH GDC DCN

        Prior to September 6, 2011, GDC DCN and its subsidiaries (collectively the "GDC DCN Group") and the Group (excluding GDC DCN Group, the "GDC Tech Group") were ultimately controlled by Global Digital Creations Holdings Limited ("GDC"), a company with its shares listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited.

        On September 6, 2011, CAG, a private company incorporated in the Cayman Islands, acquired (a) 80% of the equity interest in the Company from its former immediate holding company, GDC Holding Limited ("GDCH"), which is a subsidiary of GDC, and other shareholders with a cash consideration of HK$568,572,756 (equivalent to US$72,777,000), and (b) 100% of the equity interest in GDC DCN from GDCH with a cash consideration of HK$23,370,000 (equivalent to US$3,000,000) (the "Disposal"). CAG became the immediate holding company and ultimate controlling party of the Company and GDC DCN.

        On September 18, 2012, CAG transferred its 100% equity interest in GDC DCN to the Company for a consideration satisfied by the issuance of 8,240,480 ordinary shares of the Company at HK$0.1 each (equivalent to US$0.0128 each) with total fair value of approximately US$4,173,000 (the "Transfer"), and GDC DCN became a wholly-owned subsidiary of the Company. CAG controls the Group and GDC DCN Group before and after the Transfer and that control is not transitory so it is a transaction among entities under common control.

        The GDC Tech Group and GDC DCN Group first came under common control of CAG when both groups were acquired by CAG on September 6, 2011. The net assets of GDC DCN Group are consolidated into the Group using the existing book values of GDC DCN Group, and its results are consolidated into the Group from September 6, 2011. As such, the consolidated statement of financial position as of December 31, 2011 has been restated to include the book value of assets and liabilities of GDC DCN Group as of December 31, 2011, and the consolidated statement of comprehensive income has been restated to include the results of GDC DCN Group from September 6, 2011 to December 31, 2011. In addition, the difference between consideration given and the aggregate book value of the assets and liabilities of GDC DCN Group on September 6, 2011 is recorded as an adjustment to equity as a merger reserve. Details are set out in Note 37.

3.     APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs")

        For the purpose of preparing and presenting the consolidated financial statements, the Group has adopted the relevant International Accounting Standards ("IASs"), IFRSs, amendments and the related Interpretations ("IFRICs"), which are effective for the financial year beginning on January 1, 2012 (the "new and revised IFRSs"). The adoption of the new and revised IFRSs has had no material impact on the Group's consolidated financial statements.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

3.     APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") (Continued)

New and revised IFRSs issued but not yet effective

        The Group has not early applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments[3]
IFRS 10	Consolidated Financial Statements[1]
IFRS 11	Joint Arrangements[1]
IFRS 12	Disclosure of Interests in Other Entities[1]
IFRS 13	Fair Value Measurement[1]
Amendments to IFRSs	Annual Improvements to IFRSs 2009-2011 Cycle[1]
Amendments to IFRS 7	Disclosures—Offsetting Financial Assets and Financial Liabilities[1]
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosure[3]
Amendments to IFRS 10, IFRS 11 and IFRS 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interest in Other Entities: Transition Guidance[1]
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities[2]
Amendments to IAS 1	Presentation of Items of Other Comprehensive Income[4]
IAS 19 (Revised 2011)	Employee Benefits[1]
IAS 27 (Revised 2011)	Separate Financial Statements[1]
IAS 28 (Revised 2011)	Investments in Associates and Joint Ventures[1]
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities[2]
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine[1]
1
Effective for annual periods beginning on or after January 1, 2013.

2
Effective for annual periods beginning on or after January 1, 2014.

3
Effective for annual periods beginning on or after January 1, 2015.

4
Effective for annual periods beginning on or after July 1, 2012.

IFRS 9 Financial Instruments

        IFRS 9, issued in November 2009, introduces new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9:

  •
  All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

3.     APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") (Continued)

    payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent reporting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

  •
  With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability, that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability's credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability's credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss is presented in profit or loss.

        IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

        This standard will be adopted in the Group's consolidated financial statements for the annual period beginning January 1, 2015. The management does not anticipate that IFRS 9 will have a significant effect on the classification and measurement of Group's financial instruments based on an analysis of its financial instruments on December 31, 2012.

New and revised standards on consolidation, joint arrangements, associates and disclosures

        IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements. SIC-12 Consolidation—Special Purpose Entities will be withdrawn upon the effective date of IFRS 10. Under IFRS 10, there is only one basis for consolidation, that is, control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor's returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

        IFRS 11 replaced IAS 31 Interests in Joint Venture. IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified. SIC-13 Jointly Controlled Entities—Non-monetary Contributions by Venturers will be withdrawn upon the effective date of IFRS 11. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. In contrast, under IAS 31, there are three types of joint arrangements: jointly controlled entities, jointly controlled assets and jointly controlled operations. In addition, joint ventures under IFRS 11 are required to be accounted for using the equity method of accounting, whereas jointly controlled entities under IAS 31 can be accounted for using the equity method of accounting or proportional consolidation.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

3.     APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") (Continued)

        IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

        In June 2012, the amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the application of these IFRSs for the first time.

        These five standards, together with the amendments relating to the transition guidance, are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted provided that all of these five standards are applied at the same time.

        These five standards are effective for the Group's annual period beginning January 1, 2013. The management does not expect that the adoption of these five standards will have any significant effect on the consolidated financial statements of the Group.

IFRS 13 Fair Value Measurement

        IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

3.     APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") (Continued)

        IFRS 13 is effective for the Group's annual period beginning January 1, 2013. The management considers that the application of IFRS 13 may result in more disclosures in the Group's consolidated financial statements, but is unlikely to affect the amounts reported in the Group's consolidated financial statements.

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

        The amendments to IAS 1 Presentation of Items of Other Comprehensive Income introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, a 'statement of comprehensive income' is renamed as a 'statement of profit or loss and other comprehensive income' and an 'income statement' is renamed as a 'statement of profit or loss'. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis.

        The amendments to IAS 1 are effective for the Group's annual period beginning January 1, 2012. The presentation of items of other comprehensive income is expected to modified accordingly.

4.     SIGNIFICANT ACCOUNTING POLICIES

        The Group's consolidated financial statements are prepared in accordance with IFRSs issued by the International Accounting Standards Board.

        The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values, as explained in the accounting policies set out below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

        The principal accounting policies are set below.

Basis of consolidation

        The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

        The results of subsidiaries acquired (other than business combination involving entities under common control) or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

4.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

        All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Merger accounting for business combination involving entities under common control

        The consolidated financial statements incorporate the financial statements items of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

        The net assets/net liabilities of the combining entities or businesses are consolidated using the existing book values. No amount is recognized in respect of goodwill or excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party's interest.

        The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control combination.

        The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been combined at the end of the previous reporting period or when they first came under common control, whichever is shorter.

Investments in associates

        An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

        The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group's share of the profit or loss and other comprehensive income of the associates. When the Group's share of losses of an associate exceeds the Group's interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

        The requirements of IAS 39 Financial Instruments: Recognition and measurement are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group's investment in an associate. When necessary, the entire carrying amount of the investment (including

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

4.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Jointly controlled entities

        Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

        The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group's share of the profit or loss and other comprehensive income of the jointly controlled entities. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity (which includes any long-term interests that, in substance, form part of the Group's net investment in the jointly controlled entity), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

        The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group's investment in a jointly controlled entity. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

        When a group entity transacts with its jointly controlled entity, profits and losses resulting from the transactions with the jointly controlled entity are recognised in the Group's consolidated financial statements only to the extent of interests in the jointly controlled entity that are not related to the Group.

Revenue recognition

        Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of returns, discounts and sales related taxes.

        Revenue from the sale of digital cinema equipment is recognized when the goods are delivered and title has passed, at which time all the following conditions are satisfied:

  •
  the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

4.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

  •
  the amount of revenue can be measured reliably;

  •
  it is probable that the economic benefits associated with the transaction will flow to the Group; and

  •
  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

        For the sales to exhibitors, revenue is recognized when the products are delivered to the exhibitors (cinemas) and the installation is completed in which the Group has transferred to the exhibitors the significant risks and rewards of ownership of the products. For the sales to reseller partners, revenue is recognized when the products are delivered in accordance with the shipment terms in which the Group has transferred to the reseller partners the significant risks and rewards of ownership of the products. The Group does not offer any right of return to both exhibitors and to reseller partners. There is also no history regarding return of products from exhibitors or reseller partners.

        Deposits received from sale of digital cinema equipment or services to be provided prior to meeting the revenue recognition criteria are included in the consolidated statement of financial position as receipt in advance.

        Technical service income is recognized when the service is provided.

        The Group has VPF Arrangement in Hong Kong, Japan and the United States.

        Under the VPF Arrangement in Hong Kong, the Group earns:

  (i)
  As Administrator (as defined in Note 19)—service income covering its operating costs incurred in the period in direct relation to the performance of the obligations under the agreements with the Film Distributors (as defined in Note 19) plus a pre-agreed profit margin over the operating costs;

  (ii)
  As Deployment Entity (as defined in Note 19)—revenue from the sale of the digital cinema equipment upon installation and interest income from receivables from the initial sales of the digital cinema equipment. No revenue from sales of the digital cinema equipment under VPF Arrangement is recognized during the year ended December 31, 2010, 2011 and 2012.

        Under the VPF Arrangement in Japan, the Group (as Administrator) earns service income based on the number of screens deployed in the period at a pre-agreed regressive rate per screen.

        Under the VPF Arrangement in the United States, the Group (as Administrator) earns service income based on a pre-agreed portion of the VPFs collected in the period.

        Service income from VPF Arrangement is recognised by reference to the stage of completion of the contract. This service income related to VPF Arrangement is recognized in the period in which the billing of VPFs occurs, as the VPF verification and reconciliation which constitute substantially all of the total labour hours have been completed. In order to issue the VPF billings to the Film Distributors (as defined in Note 19), the Group has to obtain the distributor booking report of a movie from the

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

4.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

Film Distributors and booking report of the same movie from the Exhibitors (as defined in Note 19), and reconcile to the log report generated from the play list from the deployed digital cinema equipment. The Company calculates the duration of the engagement of the movie and the number of screens showing the movie and issues the VPF billing accordingly.

        Rental income from leasing of digital cinema equipment is recognized on a straight-line basis over the term of the relevant lease.

        Interest income from a financial asset (including interest income arising from receivables related to initial sales of digital cinema equipment under VPF Arrangement) is recognized when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably. Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount on initial recognition.

Property, plant and equipment

        Property, plant and equipment including freehold land and buildings held for use in supply of goods and services, or for administrative purposes are stated in the consolidated statement of financial position at cost less subsequent accumulated depreciation and accumulated impairment losses, if any.

        Freehold land is not depreciated.

        Depreciation is recognized so as to write off the cost of items of property, plant and equipment other than freehold land less their estimated residual value over their estimated useful lives, using the straight line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

        An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Leasing

        Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

        Rental income from operating leases is recognized in profit or loss on a straight-line basis over the term of the relevant lease.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

4.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Group as lessee

        Operating lease payments are recognized as an expense on a straight-line basis over the term of the relevant lease.

        In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis.

Foreign currencies

        In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

        Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise.

        For the purposes of presenting the consolidated financial statements, the assets and liabilities of foreign operations are translated into the presentation currency of the Group (i.e. US$) using exchange rate prevailing at the end of the reporting period, and their income and expenses are translated at the average exchange rates for the year. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity under the heading of the exchange reserve.

Retirement benefits costs

        Payments to the defined contribution retirement benefit plans, including state-managed retirement benefit schemes and the Mandatory Provident Fund Scheme are recognized as expenses when employees have rendered service entitling them to the contributions.

Borrowing costs

        Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

        All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

4.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

Taxation

        Income tax expense represents the sum of the tax currently payable and deferred tax.

        The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statement of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes items that are not taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

        Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets generally are recognized for all deductible temporary difference to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

        Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and an associate and interest in a joint venture except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

        The carrying amount of deferred tax assets is reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

        Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in when the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantially enacted by the end of the reporting period.

        The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Current and deferred tax is recognized in the profit or loss, except when it relates to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax is also recognized in other comprehensive income or directly in equity, respectively.

Research and development expenses

        Expenses on research activities is recognized as an expense in the period in which it is incurred.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

4.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

        An internally-generated intangible asset arising from development activities (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

  •
  the technical feasibility of completing the intangible asset so that it will be available for use or sale;

  •
  the intention to complete the intangible asset and use or sell it;

  •
  the ability to use or sell the intangible asset;

  •
  how the intangible asset will generate probable future economic benefits;

  •
  the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

  •
  the ability to measure reliably the expenditure attributable to the intangible asset during its development.

        The amount initially recognized for internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is charged to profit or loss in the period in which it is incurred.

        Subsequent to initial recognition, internally-generated intangible asset is measured at cost less accumulated amortisation and accumulated impairment losses (if any), on the same basis as intangible assets acquired separately.

Inventories

        Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price for inventories less all estimated cost of completion and costs necessary to make the sale.

Financial instruments

        Financial assets and financial liabilities are recognized in the consolidated statement of financial position when a group entity becomes a party to the contractual provisions of the instruments.

        Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of the financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss ("FVTPL")) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction cost directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

Financial assets

        The Group's financial assets are classified into financial assets at FVTPL and loans and receivables. The classification depends on the nature and purpose of the financial assets and is

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

4.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

determined at the time of initial recognition. The accounting policies adopted in respect of each category of financial assets are set out below.

  Effective interest method

        The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period to the net carrying amount on initial recognition.

        Interest income is recognized on an effective interest basis for debt instruments.

  Financial assets at fair value through profit or loss

        Financial assets at FVTPL represent structured deposits which are designated as at FVTPL on initial recognition.

        Structured deposits are designated as at FVTPL upon initial recognition because they contain one or more embedded derivatives, and IAS 39 permits the entire combined contract (asset or liability) to be designated as at FVTPL.

        Financial assets at FVTPL are measured at fair value, with changes in fair value arising from remeasurement recognized directly in profit or loss in the period in which they arise. The net gain or loss recognized in profit or loss excludes any dividend or interest earned on the financial assets.

  Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables (including trade receivables, receivables related to VPF Arrangement, other receivables, amount due from GDCH, amount due from GDC DCN, loan to GDCH, pledged bank deposits and bank balances and cash) are carried at amortized cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment of financial assets below).

  Impairment of financial assets

        Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of the reporting period. Financial assets are considered to be impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been affected.

        For loans and receivables, objective evidence of impairment could include:

  •
  significant financial difficulty of the issuer or counterparty; or

  •
  breach of contract, such as default or delinquency in interest or principal payments; or

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

4.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

        For certain categories of financial asset, such as trade receivables, receivables related to VPF Arrangement, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the credit period given and observable changes in national or local economic conditions that correlate with default on receivables.

        For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the financial asset's original effective interest rate.

        The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables and receivables related to VPF Arrangement, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When trade receivables and receivables related to VPF Arrangement are considered uncollectible, they are written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

        For financial assets measured at amortized cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses were recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities and equity instruments

        Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

  Equity instruments

        An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

  Effective interest method

        The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

4.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Interest expense is recognized on an effective interest basis.

  Financial liabilities

        Financial liabilities including trade payables, other payables, amount due to a subsidiary of GDC and secured bank borrowings are subsequently measured at amortized cost, using the effective interest rate method.

Derecognition

        The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

        On derecognition of a financial asset in its entirety, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

        The Group derecognizes financial liabilities when, and only when, the Group's obligations are discharged, cancelled or expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Share-based payment transactions

Share options granted to the directors of the Company, employees of the Group and other participants

        The fair value of services received determined by reference to the fair value of share options granted at the grant date is recognized as an expense in full at the grant date when the share options granted vest immediately, with a corresponding increase in equity (share-based payment reserve).

        When share options are exercised, the amount previously recognized in share-based payment reserve will be transferred to share premium reserve. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share-based payment reserve will be transferred to retained earnings.

Restricted shares

        The fair value of the employee services received in exchange for the shares is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the shares at the grant date, excluding the impact of any service and non-market performance vesting conditions. Service and non-marketing performance vesting conditions are taken into account in estimating the number of shares that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied, with a corresponding increase in equity (share-based payment reserve).

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

4.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

        At the end of the reporting period, the Group revises its estimates of the number of shares that are expected to ultimately vest. The impact of the revision of the original estimates during the vesting period, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to share-based payment reserve. When both service and non-market performance vesting conditions are satisfied, the amount previously recognized in share-based payment reserve will be transferred to share premium reserve.

Impairment losses on tangible assets

        At the end of the reporting period, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

        Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

        If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

        Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount (or cash-generating unit) does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately.

5.     KEY SOURCES OF ESTIMATION UNCERTAINTY

        In the application of the Group's accounting policies, which are described in Note 4, the management of the Group is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

        The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

5.     KEY SOURCES OF ESTIMATION UNCERTAINTY (Continued)

        The following is the key assumption concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets within the next financial year.

Estimated impairment of trade receivables and receivables related to VPF Arrangement

        In determining whether there is objective evidence of impairment loss, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the assets' carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). Where the timing and amount of actual future cash flows differs from the original estimates, a material impairment loss may arise. In particular, in respect of receivables related to VPF Arrangement under Hong Kong, the timing and amount of actual cash flows are based on the estimated number of display of movies to be distributed within 10 years from the date of installation of digital cinema equipment as detailed in Note 19. The management reassesses the estimated number of movies to be distributed periodically based on latest available information. Where there is any reduction in the actual number of movies to be distributed, a material impairment loss may arise.

        As of December 31, 2010, 2011 and 2012, the carrying amount of trade receivables are US$14,383,718 (net of allowance for doubtful debts of nil), US$22,723,816 (net of allowance for doubtful debts of US$64,103) and US$38,591,948 (net of allowance for doubtful debts of US$264,751), respectively.

        As of December 31, 2010, 2011 and 2012, the carrying amounts of receivables related to VPF Arrangement are Nil (net of allowance for doubtful debts of nil), US$9,111,746 (net of allowance for doubtful debts of nil) and US$6,604,400 (net of allowance for doubtful debts of nil), respectively.

Income taxes

        No deferred tax asset has been recognised on the tax losses of US$209,103, US$552,309 and US$2,693,216 as of 31 December 2010, 2011 and 2012, respectively, due to the unpredictability of future profit streams. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are more than expected, utilization of unrecognized tax losses may arise, which would be recognised in profit or loss for the period in which such utilization takes place.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

6.     FINANCIAL INSTRUMENTS

6a.   Categories of financial instruments

	As of December 31
	2010	2011	2012
Financial assets
Financial assets at FVTPL
Structured deposits designated at FVTPL	$5,278,130	$—	$—
Loans and receivables (including cash and cash equivalents)	58,982,088	52,249,944	75,116,885

Financial liabilities
Amortized cost	$13,043,562	$11,764,820	$22,572,361

6b.   Financial risk management objectives and policies

  The Group's major financial instruments include trade receivables, receivables related to VPF Arrangement, other receivables, structured deposits, pledged bank deposits, amount due from GDCH, amount due from GDC DCN, loan to GDCH, bank balances and cash, trade payables, other payables, amount due to a subsidiary of GDC and secured bank borrowings. Details of the financial instruments are disclosed in respective notes. The risks associated with these financial instruments include market risk (currency risk and interest rate risk), credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

  Market risk

  (i)
  Currency risk

    The Group mainly exposes to currency risk of HK$, which is arising from the group entities in Hong Kong, of which functional currency is US$. The group entities in Hong Kong earns revenue in US$ and incurs costs in US$ and HK$, and have certain monetary assets and liabilities denominated in HK$ for their operating and financing activities. As HK$ is pegged to US$, the management of the Group is of the opinion that the Group's exposure of currency risk to HK$ is minimal and accordingly, no foreign currency sensitivity analysis on HK$ is presented.

    The other group entities earn revenue and incur costs mainly in US$, RMB, EUR, S$ and JPY which are primarily transacted using functional currencies of the respective group entities. The Group currently does not have a foreign currency hedging policy. However, if necessary, the Group will consider using forward exchange contracts to hedge against foreign currency exposures.

  (ii)
  Interest rate risk

    As of December 31, 2010, 2011 and 2012, the Group is exposed to cash flow interest rate risk due to the fluctuation of the market interest rate on certain variable-rate bank balances

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

6.     FINANCIAL INSTRUMENTS (Continued)

    as disclosed in Note 25. As of December 31, 2012, the Group is also exposed to cash flow interest rate risk on variable-rate bank borrowings as disclosed in Note 29.

    Bank balances carry interest at market rates which range from 0.01% to 1.35%, 0.01% to 1.49% and 0.01% to 1.00%, respectively, per annum as of December 31, 2010, 2011 and 2012.

    The Group is also exposed to fair value interest rate risk on certain fixed rate trade receivables, fixed rate receivables related to VPF Arrangement, pledged bank deposits and fixed rate secured bank borrowing as disclosed in Notes 20, 19, 25 and 29.

    As of December 31, 2010, the Group was also exposed to fair value interest rate risk on fixed rate amount due from GDC DCN and loan to GDCH as disclosed in Notes 22 and 23.

    The Group did not use any derivative contracts to hedge its exposure to interest rate risk. However, the management would consider hedging significant interest rate exposure should the need arise.

    The Group's exposures to interest rates on financial liabilities are detailed in the liquidity risk management section of this note.

  Sensitivity analysis

  The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. The analysis is prepared assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management's assessment of the reasonably possible change in interest rates.

  If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Group's post-tax profit for the year ended December 31, 2010, 2011 and 2012 would decrease/increase by Nil, Nil and US$15,865, respectively. This is mainly attributable to the Group's exposure to interest rates on its variable-rate bank borrowings.

  The management of the Group considered that the interest rate of its variable rate bank balance will not subject to material change in view of current economic environment.

  Credit risk

  As of December 31, 2010, 2011 and 2012, the Group's maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties arises from the carrying amount of the respective recognized financial assets as stated in the consolidated statement of financial position.

  In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at the end of the reporting period to ensure

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

6.     FINANCIAL INSTRUMENTS (Continued)

  that adequate impairment losses are made for irrecoverable amounts. In this regard, the management of the Group considers that the Group's credit risk is significantly reduced.

  The credit risk on structured deposits, pledged bank deposits and bank balances and cash is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

  The management of the Group considers that the credit quality of trade receivables from customers in India is good because the counterparties are market leaders in the exhibition's industry in India.

  The management of the Group considers that the credit quality of the receivables related to VPF Arrangement is good because the counterparties are mainly market leaders in the film distribution industry and they have demonstrated good repayment history.

  The Group's concentration of credit risk for its trade receivables by geographical locations is mainly in USA, India and the PRC as of December 31, 2010, 2011 and 2012. While the Group's concentration of credit risk for its receivables related to VPF Arrangement by geographical locations is mainly in HK only.

  As of December 31, 2010, 2011 and 2012, the Group's concentration of credit risk for its customers in USA accounted for 49.0%, 58.8% and 27.0% of the total trade receivables, respectively. As of December 31, 2010, 2011 and 2012, the Group's concentration of credit risk for its customers in the PRC is 41%, 27.2% and 27.2% of the total trade receivables, respectively. As of December 31, 2010, 2011 and 2012, the Group's concentration of credit risk for its customers in India is nil, nil and 31.1% of the total trade receivables, respectively.

  As of December 31, 2010, 2011 and 2012, the Group's concentration of credit risk for its receivables related to VPF Arrangement due from Film Distributors in HK accounted for nil, 83.3% and 95.9% of the total receivables related to VPF Arrangement, respectively.

  As of December 31, 2010, 2011 and 2012, the Group has concentration of credit risk by counterparty as approximately 68.0%, 43.0% and 48.5%, respectively, of the total trade receivables and receivables related to VPF Arrangement was due from the Group's five largest customers, which are exhibitors and Film Distributors.

  Liquidity risk

  In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilisation of bank borrowings.

  The following table details the Group's remaining contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. Specifically, bank loan with a repayment on demand clause is included in the earliest time band regardless of the probability of the bank choosing to exercise its right. The maturity dates for

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

6.     FINANCIAL INSTRUMENTS (Continued)

  other non-derivative financial liabilities are based on the agreed repayment dates. The table includes both interest and principal cash flows.

  Liquidity tables

	Weighted average effective interest rate	Repayable on demand or less than 1 month	1–3 months	3 months to 1 year	1 year to 5 years	Total undiscounted cash flows as of 31.12.2010	Carrying amount as of 31.12.2010
	%
As of December 31, 2010
Non-derivative financial liabilities
Trade payables	—	$3,982,056	$1,535,392	$—	$—	$5,517,448	$5,517,448
Other payables	—	894,832	—	—	—	894,832	894,832
Amount due to a subsidiary of GDC	—	1,119,801	—	—	—	1,119,801	1,119,801
Secured bank borrowings—fixed rate	2.5	—	5,545,928	—	—	5,545,928	5,511,481

		$5,996,689	$7,081,320	$—	$—	$13,078,009	$13,043,562

	Weighted average effective interest rate	Repayable on demand or less than 1 month	1–3 months	3 months to 1 year	1 year to 5 years	Total undiscounted cash flows as of 31.12.2011	Carrying amount as of 31.12.2011
	%
As of December 31, 2011
Non-derivative financial liabilities
Trade payables	—	$6,140,907	$2,579,821	$—	$—	$8,720,728	$8,720,728
Other payables	—	1,009,231	—	—	—	1,009,231	1,009,231
Secured bank borrowings—fixed rate	3.0	—	2,050,122	—	—	2,050,122	2,034,861

		$7,150,138	$4,629,943	$—	$—	$11,780,081	$11,764,820

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

6.     FINANCIAL INSTRUMENTS (Continued)

	Weighted average effective interest rate	Repayable on demand or less than 1 month	1–3 months	3 months to 1 year	1 year to 5 years	Total undiscounted cash flows as of 31.12.2012	Carrying amount as of 31.12.2012
	%
As of December 31, 2012
Non-derivative financial liabilities
Trade payables	—	$12,576,306	$2,748,523	$—	$—	$15,324,829	$15,324,829
Other payables	—	377,704	—	—	—	377,704	377,704
Secured bank borrowings— —fixed rate	5.82	—	224,068	672,204	2,016,612	2,912,884	2,639,059
—variable rate	3.16	4,230,769	—	—	—	4,230,769	4,230,769

		$17,184,779	$2,972,591	$672,204	$2,016,612	$22,846,186	$22,572,361

        Bank loans with a repayment on demand clause are included in the "on demand or less than 1 month" time band in the above maturity analysis. As of December 31, 2010, 2011 and 2012, the aggregate undiscounted principal amounts of these bank loans amounted to nil, nil and US$4,230,769 respectively. Taking into account the Group's financial position, the directors do not believe that it is probable that the bank will exercise their discretionary rights to demand immediate repayment. The directors believe that such bank loans will be repaid within one year after the end of the reporting period in accordance with the scheduled repayment dates set out in the loan agreements. At that time, the aggregate principal and interest cash outflows will amount to US$4,364,311.

6c.   Fair value

  The fair values of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

  The management of the Group considers that the carrying amounts of financial assets and financial liabilities recorded at amortized costs in the consolidated financial statements approximate their fair values.

  Fair value measurements recognized in the consolidated statement of financial position

  The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

  •
  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets.

  •
  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

6.     FINANCIAL INSTRUMENTS (Continued)

  •
  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	2010
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Structured deposits	$—	$5,278,130	$—	$5,278,130

  There were no transfers between Level 1 and 2 during the years ended December 31, 2010, 2011 and 2012.

  There were no financial assets at FVTPL as of December 31, 2011 and 2012.

7.     CAPITAL RISK MANAGEMENT

        The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders, to support the Group's stability and growth; and to strengthen the Group's financial management capability. The Group's overall strategy remains unchanged during the years ended December 31, 2010, 2011 and 2012.

        The capital structure of the Group consists of debt, which includes secured bank borrowings disclosed in Note 29, and total equity, comprising share capital and reserves.

        The management of the Group reviews the capital structure regularly and manages its capital structure to ensure an optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group, projected operating cash flows and projected capital expenditures.

8.     SEGMENT INFORMATION

        The GDC Tech Group and GDC DCN Group first came under common control of CAG when both groups were acquired by CAG on September 6, 2011. Information of GDC Tech Group and GDC DCN Group was reported to the Chief Executive Officer of the Group, being the chief operating decision maker ("CODM"), for the purposes of resource allocation and assessment of segment performance by these two groups since September 6, 2011. The GDC Tech Group engaged in provision of computing solutions for digital content distribution and exhibition, while the GDC DCN Group engaged in deployment and administration of digital cinema networks. No operating segments have been aggregated in arriving at the reportable segments of the Group. Specifically, the Group's reportable and operating segments under IFRS 8 are as follows:

  •
  Digital content distribution and exhibition—comprising (i) sales of digital cinema equipment; (ii) provision of technical service; and (iii) leasing of digital cinema equipment

  •
  Deployment and administration of digital cinema networks—comprising (i) service income related to VPF Arrangement; and (ii) interest income related to VPF Arrangement

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

8.     SEGMENT INFORMATION (Continued)

(i) Segment revenues and results

        The following is an analysis of the Group's revenues and results by reportable and operating segments:

For the year ended December 31, 2010

	Digital content distribution and exhibition	Deployment and administration of digital cinema networks	Consolidated
Segment revenue	$72,693,103	$—	$72,693,103

Segment result and profit before tax	$21,852,640	$—	$21,852,640

For the year ended December 31, 2011

	Digital content distribution and exhibition	Deployment and administration of digital cinema networks	Consolidated
Segment revenue	$88,953,646	$1,029,765	$89,983,411

Segment result and profit before tax	$26,627,206	$145,054	$26,772,260

For the year ended December 31, 2012

	Digital content distribution and exhibition	Deployment and administration of digital cinema networks	Consolidated
Segment revenue	$112,423,686	$3,150,490	$115,574,176

Segment result	$29,832,485	$1,624,806	$31,457,291

Share of loss of an associate			(10,055)
Share of profit of a jointly controlled entity			10,102

Profit before tax			$31,457,338

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

8.     SEGMENT INFORMATION (Continued)

        The accounting policies of the operating segments are the same as the Group's accounting policies described in Note 4. Segment result represents the profit earned or loss incurred by each segment without share of loss of an associate, share of profit of a jointly controlled entity and taxation. This is the measure reported to the CODM for the purposes of resources allocation and performance assessment.

(ii) Segment assets and liabilities

        The following is an analysis of the Group's assets and liabilities by reportable and operating segments:

As of December 31, 2010

	Digital content distribution and exhibition	Deployment and administration of digital cinema networks	Segment total	Interest in an associate	Interest in a jointly controlled entity	Elimination	Consolidation
Segment assets	$74,530,608	$—	$74,530,608	$—	$—	$—	$74,530,608

Segment liabilities	$27,450,023	$—	$27,450,023	$—	$—	$—	$27,450,023

As of December 31, 2011

	Digital content distribution and exhibition	Deployment and administration of digital cinema networks	Segment total	Interest in an associate	Interest in a jointly controlled entity	Elimination	Consolidation
Segment assets	$60,205,441	$11,279,301	$71,484,742	$—	$—	$(6,432,987)	$65,051,755

Segment liabilities	$35,316,808	$8,588,234	$43,905,042	$—	$—	$(6,432,987)	$37,472,055

As of December 31, 2012

	Digital content distribution and exhibition	Deployment and administration of digital cinema networks	Segment total	Interest in an associate	Interest in a jointly controlled entity	Elimination	Consolidation
Segment assets	$89,939,132	$10,063,313	$100,002,445	$377,726	$129,958	$(4,825,279)	$95,684,850

Segment liabilities	$50,047,539	$7,569,957	$57,617,496	$—	$—	$(4,825,279)	$52,792,217

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

8.     SEGMENT INFORMATION (Continued)

        For the purposes of monitoring segment performance and allocating resources between segments:

  •
  All assets are allocated to operating segments other than interest in an associate and interest in a jointly controlled entity; and

  •
  All liabilities are allocated to operating segments.

(iii) Other information

(a)   Other segment information

        Amounts included in the measure of segment profit or loss or segment assets:

	Year ended December 31, 2010
	Digital content distribution and exhibition	Deployment and administration of digital cinema networks	Elimination	Consolidated
Additions to property, plant and equipment	$598,030	$—	$—	$598,030
Allowance for inventories	359,766	—	—	359,766
Depreciation of property, plant and equipment	183,882	—	—	183,882
Property, plant and equipment written-off	36,280	—	—	36,280
Bank and other interest income	223,607	—	—	223,607
Loan interest income from GDCH	537,767	—	—	537,767
Interest income from GDC DCN	445,071	—	—	445,071
Finance costs on bank borrowings	102,943	—	—	102,943
Share-based payment expense	757,846	—	—	757,846

	Year ended December 31, 2011
	Digital content distribution and exhibition	Deployment and administration of digital cinema networks	Elimination	Consolidated
Additions to property, plant and equipment	$3,042,764	$1,722	$—	$3,044,486
Allowance for doubtful debts	64,103	—	—	64,103
Deposits written-off	161,413	—	—	161,413
Allowance for inventories	248,696	—	—	248,696
Depreciation of property, plant and equipment	473,617	6,413	—	480,030
Bank and other interest income	426,879	6	—	426,885
Loan interest income from GDCH	288,773	—	—	288,773
Interest income from GDC DCN	563,218	—	(204,382)	358,836
Interest income related to VPF Arrangement	—	117,075	—	117,075
Finance costs on bank borrowings	50,578	—	—	50,578
Interest expense to GDC Tech Group	—	204,382	(204,382)	—

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

8.     SEGMENT INFORMATION (Continued)

	Year ended December 31, 2012
	Digital content distribution and exhibition	Deployment and administration of digital cinema networks	Elimination	Consolidated
Additions to property, plant and equipment	$1,094,821	$12,393	$—	$1,107,214
Allowance for doubtful debts	200,648	—	—	200,648
Allowance for inventories	1,108,072	—	—	1,108,072
Depreciation of property, plant and equipment	715,260	20,000	—	735,260
Bank and other interest income	261,167	230	—	261,397
Interest income from trade debtors	197,401	—	—	197,401
Interest income from GDC DCN	659,505	—	(659,505)	—
Interest income related to VPF Arrangement	—	692,370	—	692,370
Finance costs on bank borrowings	140,161	—	—	140,161
Interest expense to GDC Tech Group	—	659,505	(659,505)	—

(b)   Geographical information

        The following table sets out information about the geographical location of revenue from external customers and information about geographical location of its non-current assets, excluding interests in an associate and a jointly controlled entity and financial assets. The geographical location of customers is based on the location to which the goods are delivered and services are rendered by the Group.

	Revenue from external customers			Property, plant and equipment
	Years ended December 31,			As of December 31,
	2010	2011	2012	2010	2011	2012
USA	$22,203,275	$27,404,435	$40,301,527	$20,162	$2,197,192	$2,380,942
The PRC	32,401,454	33,433,061	36,970,805	269,340	537,692	631,069
India	—	—	12,445,990	—	—	—
Hong Kong	4,791,563	4,384,965	2,672,091	595,634	764,745	852,758
Japan	795,100	8,149,681	4,565,021	—	16,668	10,210
Other Asia-Pacific territories (comprising Indonesia, Taiwan and Korea)*	6,909,909	6,990,572	11,593,014	—	—	—
Others*	5,591,802	9,620,697	7,025,728	—	—	13,272

	$72,693,103	$89,983,411	$115,574,176	$885,136	$3,516,297	$3,888,251

*
No further analysis by countries in this category is presented because the revenue from each individual country is insignificant to the total revenue.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

8.     SEGMENT INFORMATION (Continued)

(c)   Information about major customers

        Revenue from customers contributing over 10% of the total revenue of the Group are as follows:

	Years ended December 31,
	2010	2011	2012
Customer A*	$8,921,099	$10,605,581	$16,790,898
Customer B*	—	—	12,005,860

*
Revenue from digital content distribution and exhibition segment.

        There were no other customers that contributed over 10% on the total revenue of the Group during the years ended December 31, 2010, 2011 and 2012.

9.     REVENUE

        An analysis of the Group's revenue for the year is as follows:

	Years ended December 31,
	2010	2011	2012
Sales of digital cinema equipment	$70,060,798	$86,497,719	$108,779,156
Technical service income	2,579,554	2,455,927	3,644,530
Service income related to VPF Arrangement	—	912,690	2,458,120
Interest income related to VPF Arrangement	—	117,075	692,370
Rental income from leasing of digital cinema equipment	52,751	—	—

	$72,693,103	$89,983,411	$115,574,176

10.  OTHER INCOME

	Years ended December 31,
	2010	2011	2012
Bank and other interest income	$223,607	$426,885	$261,397
Interest income from trade debtors	—	—	197,401
Loan interest income from GDCH	537,767	288,773	—
Interest income from GDC DCN	445,071	358,836	—
Sundries	184,997	58,442	177,622

	$1,391,442	$1,132,936	$636,420

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

11.  INCOME TAX EXPENSE

	Years ended December 31,
	2010	2011	2012
Current tax:
PRC Enterprise Income Tax ("EIT")	$1,682,473	$1,755,180	$2,447,397
Hong Kong Profits Tax	143,149	1,937,020	2,663,053
USA Income Tax	72,111	39,274	83,536
Singapore Income Tax	55,224	—	—

	1,952,957	3,731,474	5,193,986

Under(over) provision in prior years (Note):
PRC EIT	—	2,694	(291,338)
Hong Kong Profits Tax	—	299,580	(202,552)
USA Income Tax	—	(11,289)	149
Singapore Income Tax	—	(23,034)	2,583

	—	267,951	(491,158)

PRC withholding tax:
Dividend tax	—	59,706	—

	$1,952,957	$4,059,131	$4,702,828

Note:
The under (over) provision in income tax was resulted from the finalization of tax assessments by the relevant tax bureau which differed from the Group's original estimates.

        Under the Law of the People's Republic of China on Enterprise Income Tax (the "EIT Law") and Implementation Rules of the EIT Law, the EIT rate of the Group's PRC subsidiaries is 25% for the years ended December 31, 2010, 2011 and 2012, except for a PRC subsidiary described below.

        Pursuant to the relevant laws and regulations in the PRC, a PRC subsidiary of the Company has been exempted from PRC EIT for two years starting from its first profit making year in 2007, followed by a 50% reduction for the next three years. This PRC subsidiary is also entitled to a tax concession as a foreign investment enterprise pursuant to the Circular of the State Council on the implementation of Transitional Preferential Policies for Enterprise Income Tax (Guofa [2007] No. 39), whereby its applicable tax rate will progressively increase to 25% over a five-year transitional period from January 1, 2008 to December 31, 2012. As such, the concessionary tax rate of the PRC subsidiary is 11% and 12% for the years ended December 31, 2010 and 2011 respectively. For the year ended December 31, 2012, the PRC subsidiary enjoys a reduced EIT rate of 15% as it is qualified as a high technology enterprise pursuant to the relevant laws and regulations in the PRC.

        The PRC EIT of a PRC subsidiary, which subject to 25% EIT rate, for the year ended December 31, 2010 amounting to approximately US$60,769 has been set-off by tax losses brought forward from previous years.

        Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit for the years ended December 31, 2010, 2011 and 2012. For the years ended December 31, 2010, 2011 and 2012,

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

11.  INCOME TAX EXPENSE (Continued)

the Hong Kong assessable profits amounting to approximately US$3,954,359, US$442,812 and nil has been set-off by tax losses brought forward from previous years, respectively.

        In general, US corporations of the Group are subject to progressive Federal tax rate in the range of 15% to 35% and are subject to State tax rate in the range of 6% to 8.84% for the years ended December 31, 2010, 2011 and 2012. The assessable profits in the USA for the year ended December 31, 2010 and 2012 have been set-off against by approximately US$697,692 and US$420,315, respectively, as a result of tax losses brought forward from previous years.

        Taxation arising in Singapore is calculated at a prevailing rate of 17% for the years ended December 31, 2010, 2011 and 2012. The assessable profits in the Singapore for the years ended December 31, 2010 and 2012 have been set-off against by approximately US$63,077 and US$736,682 as a result of tax losses brought forward from previous year. No provision for Singapore Income Tax for the year ended December 31, 2011 has been made as the Singapore's subsidiary does not generate any assessable profits.

        The income tax expense for the year can be reconciled to the profit before tax per the consolidated statements of comprehensive income as follows:

	Years ended December 31,
	2010	2011	2012
Profit before tax	$21,852,640	$26,772,260	$31,457,338

Tax calculated at PRC EIT rate of 25%	5,463,160	6,693,065	7,864,335
Tax effect of income not taxable for tax purposes	(26)	(792)	(281,190)
Tax effect of expenses not deductible for tax purposes	231,034	192,631	47,247
Tax effect of deductible temporary difference not recognized	48,879	126,442	370,079
Tax effect of tax losses not recognized	38,289	138,089	824,477
Utilisation of tax losses previously not recognized	(1,193,986)	(110,703)	(289,249)
Effect of tax concession granted to a PRC subsidiary	(2,129,073)	(1,749,073)	(1,655,391)
Effect of different tax rates of group entities operating in other jurisdictions	(505,320)	(1,480,482)	(1,633,227)
Under(over) provision in prior year	—	267,951	(491,158)
Withholding tax	—	59,706	—
Others	—	(77,703)	(53,095)

Income tax expense for the year	$1,952,957	$4,059,131	$4,702,828

Note:
The EIT rate of 25% in the PRC, where the operation of the Group is substantially based, is used.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

11.  INCOME TAX EXPENSE (Continued)

        Without tax concession granted to subsidiaries, the income tax expenses would have increased and earnings per share would have decreased by the following amounts:

	Years ended December 31,
	2010	2011	2012
Increase in income tax expense	2,129,073	1,749,073	1,655,391
Decrease in basic earnings per share	0.91 cent	0.71 cent	0.64 cent
Decrease in diluted earnings per share	0.91 cent	0.71 cent	0.64 cent

        The pro forma information is for illustrative purposes only and is not necessarily an indication of income tax expenses and earnings per share of the Group that actually would have been recognized without tax concession granted to the PRC subsidiary.

        As of December 31, 2010, 2011 and 2012, the Group has estimated tax losses of approximately US$209,103, US$552,309 and US$2,693,216, respectively, available to offset against future profits. At September 6, 2011, the Group's unrecognized tax losses increased by US$233,660 upon consolidation of GDC DCN Group into the Group. During the year ended December 31, 2011, utilization of tax losses not recognized amounting US$110,703 of the Group includes the utilization of tax losses previously not recognized amounting US$58,415 of a subsidiary under GDC DCN Group. No deferred tax asset has been recognized in respect of the tax losses due to the unpredictability of future profit streams.

        These unrecognized tax losses will expire as follows:

	As of December 31,
	2010	2011	2012
Tax losses may be carried forward indefinitely	$209,103	$406,893	$605,752
Tax losses expiring in
-2021	—	—	83,059
-2027	—	—	556,250
-2031	—	145,416	104,133
-2032	—	—	1,344,022

	$209,103	$552,309	$2,693,216

        As of December 31, 2010, 2011 and 2012, the Group has deductible temporary differences of US$383,779, US$889,545 and US$2,369,861, respectively. No deferred tax asset has been recognized in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary difference can be utilized.

        Under the EIT Law of PRC, withholding tax is imposed on dividends declared in respect of profits earned by PRC subsidiaries from January 1, 2008 onwards. Deferred taxation has not been provided for in the consolidated financial statements in respect of temporary differences attributable to retained profits of the PRC subsidiaries amounted to US$22,800,000 as of December 31, 2010, as the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. As part of the arrangement under

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

11.  INCOME TAX EXPENSE (Continued)

the Transfer (see Note 2) the PRC subsidiaries distributed all the retained profits to the Company for onward dividend distribution to the Company's shareholders, prior to the completion of the Transfer. As of December 31, 2011 and 2012, no deferred taxation has been provided for in the consolidated financial statements in respect of temporary differences attributable to retained profits of the PRC subsidiaries amounting to approximately US$9,900,000 and US$24,800,000 as the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

12.  PROFIT FOR THE YEAR

	Years ended December 31,
	2010	2011	2012
Profit for the year has been arrived at after charging (crediting):
Staff costs, including directors' emoluments:
—Salaries, wages and other benefits	$4,582,330	$6,888,087	$9,563,395
—Share-based payment expense	757,846	—	—
—Retirement benefit scheme contributions	156,706	262,933	494,012

Total staff costs	$5,496,882	$7,151,020	$10,057,407

Allowance for doubtful debts	—	64,103	200,648
Deposits written-off	—	161,413	—
Allowance for inventories (included in cost of sales and services rendered)	359,766	248,696	1,108,072
Auditor's remuneration	57,338	123,077	64,103
Cost of inventories recognized as an expense	41,398,141	48,124,832	62,806,670
Depreciation of property, plant and equipment	183,882	480,030	735,260
Property, plant and equipment written-off	36,280	—	—
Minimum lease payments under operating leases for land and buildings	468,380	632,751	1,011,802
Exchange (gain) loss, net	(9,634)	(86,602)	85,035
Listing expenses	—	—	285,197

13.  DIVIDENDS

	Years ended December 31,
	2010	2011	2012
Dividends recognized as distributions of nil, HK$1.371 (equivalent to approximately US$0.176) and HK$0.36 (equivalent to approximately US$0.046) per share during the years ended December 31, 2010, 2011 and 2012, respectively	$—	$43,837,861	$11,538,462

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

14.  EARNINGS PER SHARE

        The calculation of the basic and diluted earnings per share attributable to the owners of the Company is based on the following data:

	Years ended December 31,
	2010	2011	2012
Earnings
Earnings for the purposes of basic and diluted earnings per share:
Profit for the year attributable to owners of the Company	$19,899,683	$22,713,129	$26,754,510

	Years ended December 31,
	2010	2011	2012
Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	234,469,965	245,410,811	257,601,571
Effect of dilutive potential ordinary shares:
Options	—	2,541,967	211,767

Weighted average number of ordinary shares for the purpose of diluted earnings per share	234,469,965	247,952,778	257,813,338

        For the purpose of calculating earnings per share, the 8,240,480 ordinary shares issued for the Transfer (see Note 2), which is accounted for using merger accounting, are included in the calculation of the weighted average number of shares from the date when the GDC Tech Group and GDC DCN Group became under common control of CAG on September 6, 2011.

        For the year ended December 31, 2010, the computation of diluted earnings per share does not assume the exercise of the Company's options because the exercise price of these options was higher than the average fair value of the shares of the Company, which was estimated using discounted cash flows analysis prepared by the management of the Group for that period.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

15.  INTEREST IN AN ASSOCIATE

        During the year ended December 31, 2012, the Group set up the following entity together with a third party which owns the remaining 51% equity interest:

				Proportion of nominal value of issued capital held by the Group			Proportion of voting power held
				As of December 31,			As of December 31,
	Place/ Country of incorporation/ registration
		Principal place of operation	Class of shares held							Principal activity
Name of entity				2010	2011	2012	2010	2011	2012
China Film Global (Beijing) Technology Limited	The PRC	The PRC	Paid up capital	—	—	49%	—	—	49%	Inactive

*
English name is for identification only.

	As of December 31,
	2010	2011	2012
Cost of unlisted investment in an associate	$—	$—	$387,781
Share of post-acquisition loss	—	—	(10,055)

	$—	$—	$377,726

        The summarized financial information in respect of the Group's associate is set out below:

	As of December 31,
	2010	2011	2012
Total assets	$—	$—	$788,509
Total liabilities	—	—	(17,640)

Net assets	$—	$—	$770,869

Group's share of net assets of associate	$—	$—	$377,726

	Years ended December 31,
	2010	2011	2012
Revenue	$—	$—	$—
Loss for the year	—	—	(20,521)

Group's share of loss of associate for the year	$—	$—	$(10,055)

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

16.  INTEREST IN A JOINTLY CONTROLLED ENTITY

        On January 11, 2012, the Group set up the following entity together with a third party which owns the remaining 50% equity interest:

				Proportion of nominal value of issued capital held by the Group
				As of December 31,
	Place/ Country of incorporation/ registration
		Principal place of operation	Class of shares held				Principal activity
Name of entity				2010	2011	2012
Mega GDC Digital Services Pte. Ltd.	Singapore	Singapore	Ordinary	—	—	50%	Distribution and post production business for digital cinema in Singapore

	As of December 31,
	2010	2011	2012
Cost of unlisted investments in a jointly controlled entity	$—	$—	$119,856
Share of post-acquisition profit	—	—	10,102

	$—	$—	$129,958

17.  PROPERTY, PLANT AND EQUIPMENT

	Freehold land	Building	Leasehold improvement	Equipment, furniture and fixtures	Computer equipment	Motor vehicles	Total
COST
As of January 1, 2010	$—	$—	$229,009	$216,262	$1,493,559	$69,987	$2,008,817
Additions	—	—	140,742	259,267	175,591	22,430	598,030
Written-off	—	—	(182,111)	—	—	(5,500)	(187,611)

As of December 31, 2010	—	—	187,640	475,529	1,669,150	86,917	2,419,236

Consolidation of GDC DCN Group under common control	—	—	29,252	28,764	26,661	—	84,677
Additions	1,069,910	572,928	675,257	187,597	537,686	1,108	3,044,486
Written-off	—	—	—	—	(853,978)	—	(853,978)

As of December 31, 2011	1,069,910	572,928	892,149	691,890	1,379,519	88,025	4,694,421
Additions	—	—	254,452	163,224	689,538	—	1,107,214

As of December 31, 2012	$1,069,910	$572,928	$1,146,601	$855,114	$2,069,057	$88,025	$5,801,635

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

17.  PROPERTY, PLANT AND EQUIPMENT (Continued)

	Freehold land	Building	Leasehold improvement	Equipment, furniture and fixtures	Computer equipment	Motor vehicles	Total
DEPRECIATION
As of January 1, 2010	$—	$—	$184,426	$106,714	$1,206,584	$3,825	$1,501,549
Provided for the year	—	—	28,436	68,897	68,786	17,763	183,882
Eliminated on written-off	—	—	(148,673)	—	—	(2,658)	(151,331)

As of December 31, 2010	—	—	64,189	175,611	1,275,370	18,930	1,534,100
Consolidation of GDC DCN Group under common control	—	—	7,027	7,773	3,172	—	17,972
Provided for the year	—	2,483	97,650	114,160	246,857	18,880	480,030
Eliminated on written-off	—	—	—	—	(853,978)	—	(853,978)

As of December 31, 2011	—	2,483	168,866	297,544	671,421	37,810	1,178,124
Provided for the year	—	14,897	158,459	145,093	398,206	18,605	735,260

As of December 31, 2012	$—	$17,380	$327,325	$442,637	$1,069,627	$56,415	$1,913,384

CARRYING VALUES
As of December 31, 2012	$1,069,910	$555,548	$819,276	$412,477	$999,430	$31,610	$3,888,251

As of December 31, 2011	$1,069,910	$570,445	$723,283	$394,346	$708,098	$50,215	$3,516,297

As of December 31, 2010	$—	$—	$123,451	$299,918	$393,780	$67,987	$885,136

        The above items of property, plant and equipment are depreciated on a straight line basis at the following rates per annum:

Building	39 years
Leasehold improvement	Over the term of the lease
Equipment, furniture and fixtures	5 years
Computer equipment	3 years
Motor vehicles	5 years

        The building and freehold land of the Group is situated in the USA.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

18.  INVENTORIES

	As of December 31,
	2010	2011	2012
Raw materials, net of allowance of US$320,769, US$307,451 and US$539,876 as of December 31, 2010, 2011 and 2012, respectively	$3,667,189	$4,186,454	$6,053,630
Finished goods, net of allowance of US$192,616, US$454,630 and US$1,330,277 as of December 31, 2010, 2011 and 2012, respectively	3,658,663	2,994,225	7,068,513

	$7,325,852	$7,180,679	$13,122,143

        As of December 31, 2010, 2011 and 2012, allowance of inventories, with an aggregate amount of US$513,385, US$762,081 and US$1,870,153, respectively, is made for obsolete raw materials and finished goods.

19.  RECEIVABLES RELATED TO VPF ARRANGEMENT

	As of December 31,
	2010	2011	2012
Receivables from:
VPF Arrangement in HK (Note a)	$—	$7,589,629	$6,332,297
VPF Arrangement in Japan (Note b)	—	1,006,497	94,850
VPF Arrangement in USA (Note c)	—	515,620	177,253

	$—	$9,111,746	$6,604,400

Represented by:
Billed	$—	$2,013,364	$614,989
Unbilled	—	7,098,382	5,989,411

	$—	$9,111,746	$6,604,400

Analyzed for reporting purposes as:
Non-current	$—	$6,432,987	$4,824,894
Current	—	2,678,759	1,779,506

	$—	$9,111,746	$6,604,400

        VPF agreements are between Hollywood studios and the distributors of films (collectively the "Film Distributors"), exhibitors of films (the "Exhibitors"), administrators (the "Administrator"), and digital cinema equipment deployment entities (the "Deployment Entity") (collectively the "VPF Arrangement").

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

19.  RECEIVABLES RELATED TO VPF ARRANGEMENT (Continued)

        The VPF Arrangement is a means of subsidy provided by the Film Distributors to the Exhibitors intended to encourage the deployment of digital cinema technology into cinemas. Under the VPF Arrangement, the role of each party is as follows:

  •
  The Film Distributors subsidize the Exhibitors for their purchases of digital cinema equipment from the Deployment Entity through VPF payments from Film Distributors over a maximum period of 10 years because there are cost savings for the Film Distributors when using digital distribution instead of film print distribution.

  •
  The Deployment Entity supplies the digital cinema equipment to the Exhibitors and earns revenue from sales of digital cinema equipment at the time the equipment is installed and placed in service.

  •
  The Exhibitors purchase the digital cinema equipment from the Deployment Entity by fully or partially paying the Deployment Entity. The Exhibitors own the digital cinema equipment. The Exhibitors are only allowed to use the digital cinema equipment deployed to display the movies released by the Film Distributors. The Exhibitors obtain the subsidy from the Film Distributors for the purchase of digital cinema equipment through VPF payments.

  •
  The Administrator tracks and verifies the consumption/usage of the digital cinema equipment deployed and manages the calculation, billing, collection and reporting of VPFs to Film Distributors and Exhibitors. VPFs collected by the Administrator from Film Distributors are remitted to (a) the Deployment Entity (if the Deployment Entity did not receive from the Exhibitors the full price of the digital cinema equipment it supplied to the Exhibitors), or (b) the Exhibitors (if the Exhibitors fully paid for the digital cinema equipment). The Administrator earns an administrative fee for such services at a pre-agreed basis.

        The VPF is calculated based on the number of movie titles released by the Film Distributors and exhibited by the Exhibitors. VPFs are equal to a pre-agreed unit price per VPF unit times the number of VPF units counted. One VPF unit is counted when a movie is exhibited using the digital cinema equipment deployed for a pre-agreed exhibition period. The VPF is intended to cover (a) a subsidy for the purchase of digital cinema equipment from the Film Distributor to the Exhibitor; (b) the interest on the outstanding receivable and (c) the costs of administering the VPF Arrangement including verification that the digital films are displayed as expected and, that the equipment is not used for unauthorized films.

        GDC DCN Group, subsidiaries of the Company, has VPF Arrangement in Hong Kong, Japan and the United States. The VPF Arrangement in Hong Kong involves sales of the digital cinema equipment by GDC DCN Group, while the VPF Arrangement in Japan and the United States do not involve sales of the digital cinema equipment by GDC DCN Group (the digital cinema equipment were deployed by independent third parties in Japan and the United States).

        In Hong Kong, GDC DCN Group acts both as the Administrator and the Deployment Entity and it recognized VPF service income, interest income and revenue from the sales of digital cinema equipment. The receivables from sales of equipment under the VPF Arrangement in Hong Kong related to revenue of GDC DCN Group before GDC DCN Group was consolidated and there are no further sales of equipment under VPF Arrangement after GDC DCN Group was consolidated into the

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

19.  RECEIVABLES RELATED TO VPF ARRANGEMENT (Continued)

Company since September 2011. Such revenue was recognized at the time the equipment is installed and placed in service; as detailed in note (d) below.

        In Japan and the United States, GDC DCN Group only acts as the Administrator and only recognizes VPF service income. The Deployment Entities are independent third parties in Japan and independent Exhibitors in the United States.

        Except for the basis of VPF calculation (i.e. (i) the price of each VPF unit; and (ii) the length of the exhibition period to get one VPF unit) which varies in different markets, there are no significant differences in the terms or mechanics of arrangements when GDC DCN Group provides the services in the capacity of the Administrator only or in the capacity of the Administrator and Deployment Entity.

Notes:

(a)
As of December 31, 2010, 2011 and 2012, included in the receivables is nil (because GDC DCN Group was not consolidated), US$491,247 and US$342,886, respectively, which are billed, unsecured, interest-free and have a credit period of 45 days from invoices dates. As of December 31, 2010, 2011 and 2012, the remaining receivables of nil, US$7,098,382 and US$5,989,411, respectively, represented the unbilled costs which are to be recouped from the Film Distributors within 10 years from the date of installation of the digital cinema equipment. Based on the estimated number of display of movies to be distributed, the management expects such amount is recoverable.

  As of December 31, 2011 and 2012, the effective interest rate of the unbilled costs of US$7,098,382 and US$5,989,411, respectively, is 10% per annum.

  As of December 31, 2011 and 2012, based on the expected number of display of movies to be distributed, the management expects that approximately US$6,432,987 and US$4,824,894, respectively, will be settled after one year from the end of the reporting period and therefore such amount is classified as a non-current asset.

(b)
As of December 31, 2010, 2011 and 2012, included in the receivables is nil and US$406,939 and US$94,850 due from a third party deployment entity in Japan which are unsecured, interest free and have a credit period of 90 days from the invoice dates, respectively. As of December 31, 2010, 2011 and 2012, the remaining receivables of nil and US$599,558 and nil, respectively, represented the receivables from the Film Distributors which are unsecured, interest-free and have a credit period of 30-90 days from the invoice dates.

(c)
The receivables from the Film Distributors are unsecured, interest-free and have a credit period of 30-90 days from the invoice dates.

(d)
Under the VPF arrangement in Hong Kong, GDC DCN Group signed agreement with the Exhibitors in Hong Kong to deploy the digital cinema equipment. The Exhibitors are obligated to pay GDC DCN Group 20% of the sales price of the digital cinema equipment deployed upon installation of the equipment, and the remaining 80% of the sales price is settled by the Film Distributors through the VPFs payments over a period of not more than 10 years. The Film Distributors have agreed to pay for the digital cinema equipment in order to encourage the

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

19.  RECEIVABLES RELATED TO VPF ARRANGEMENT (Continued)

  deployment of digital technology into cinemas for use by the Film Distributors who may benefit from lower costs when distributing films and enhanced content security. Under the VPF arrangement, the Film Distributors are committed to releasing their movies in digital format and use the digital cinema equipment deployed to exhibit the movies. If any Film Distributor refuses to pay the VPF, it is not allowed to use the digital cinema equipment deployed to exhibit the movies. If the Exhibitors still decides to use the deployed digital cinema equipment to exhibit the movies released by that Film Distributors, the Exhibitor is obliged to pay the VPF to GDC DCN Group on behalf of that Film Distributors. Revenue from sales of the digital cinema equipment deployed under the VPF arrangement in Hong Kong is recognized upon the installation of the equipment. 80% of GDC DCN Group sales price is a deferred payment arrangement.

  In order to ensure the amount of the VPF receivables are measured reliably, the Company reassesses its estimates of receipts from sales of digital cinema equipment at each reporting date. The Company recalculates the carrying amount by computing the present value of estimated future cash flows based on the updated expected number of movies to be played in the future period. Any decrease to the carrying amount of the receivable is recognized in profit or loss as impairment losses.

        Before accepting any new customer, the Group will assess the potential customer's credit quality and defines credit limits by customer. Limits attributed to customers are reviewed regularly. In addition, the Group will review the repayment history of each customer in ascertaining the recoverability of receivables. Receivables related to VPF Arrangement that are neither past due nor impaired have good credit quality according to their past repayment history.

        As of December 31, 2010, 2011 and 2012, included in the Group's receivables related to VPF Arrangement are debtors with an aggregate carrying amount of nil, US$562,081 and US176,590, respectively, which are past due at the end of the reporting period for which the Group does not provided for impairment loss as the management of the Group assessed that the balances will be recovered. The Group does not hold any collateral over these receivables.

        The following is an aged analysis of receivables related to VPF Arrangement, net of allowance for doubtful debts, which are past due but not impaired:

	As of December 31,
	2010	2011	2012
Within three months	$—	$475,013	$175,656
Three to six months	—	4,548	815
Six to nine months	—	—	—
Nine to twelve months	—	—	—
Over one year	—	82,520	119

	$—	$562,081	$176,590

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

20.  TRADE RECEIVABLES

	As of December 31,
	2010	2011	2012
Trade receivables	$14,383,718	$22,787,919	$38,856,699
Less: allowance for doubtful debts	—	(64,103)	(264,751)

	$14,383,718	$22,723,816	$38,591,948

Analyzed for reporting purposes as:
Non-current	$—	$356,499	$8,628,883
Current	14,383,718	22,367,317	29,963,065

	$14,383,718	$22,723,816	$38,591,948

        Trade receivables arise from sales of digital cinema equipment and provision of technical service income. For the years ended December 31, 2010, 2011 and 2012, the Group allows different credit periods to its customers, ranging from 30 days to 270 days, depending on the type of products sold or services provided. The Group also allows credit periods of 3 years to specific new customers in Indonesia in 2011 and 2012 and India in 2012. Interest is charged at a fixed rate of 6.5% per annum in 2011 and 5.0% to 5.5% per annum in 2012 on trade receivables from the customers in Indonesia and 4.2% per annum on trade receivables from the customers in India from the date of the invoice. Receivables from customers in India and Indonesia that are expected to be received after one year are classified as non-current trade receivables.

        Before accepting any new customer, the Group will assess the potential customer's credit quality and defines credit limits by customer. Limits attributed to customers are reviewed regularly. In addition, the Group will review the repayment history of each customer in ascertaining the recoverability of trade receivables.

        As of December 31, 2010, 2011 and 2012, included in the Group's trade receivables are debtors with an aggregate carrying amount of US$1,249,809, US$3,401,099 and US$8,848,474, respectively, which are past due at the end of the reporting period for which the Group does not provided for impairment loss as the management of the Group assessed that the balances will be recovered. The Group does not hold any collateral over these receivables.

        The following is an aged analysis of trade receivables, net of allowance for doubtful debts, which are past due but not impaired:

	As of December 31,
	2010	2011	2012
Within three months	$—	$—	$7,600,425
Three to six months	—	1,422,239	684,014
Six to nine months	544,485	1,025,590	273,600
Nine to twelve months	209,821	456,935	269,024
Over one year	495,503	496,335	21,411

	$1,249,809	$3,401,099	$8,848,474

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

20.  TRADE RECEIVABLES (Continued)

	As of December 31,
Movement in the allowance for doubtful debts	2010	2011	2012
At the beginning of the year	$—	$—	$64,103
Amounts provided during the year	—	64,103	200,648

At the end of the year	$—	$64,103	$264,751

        Management of the Group closely monitors the credit quality of trade receivables and considers the trade receivables that are neither past due nor impaired to be of a good credit quality in view of the good historical repayment records or reputation of the customers.

        Included in the allowance for doubtful debts as of December 31, 2011 and 2012 were individually impaired trade receivables with an aggregate balance of approximately US$64,103 and US$264,751 respectively. The Group has not made a provision against remaining overdue amounts as the management considers that all amounts will be fully recovered from the customers.

21.  OTHER RECEIVABLES, PREPAYMENTS AND DEPOSITS

	As of December 31,
	2010	2011	2012
Deposits paid to suppliers	$1,909,255	$1,765,391	$1,784,709
Prepayment	35,240	140,896	283,292
Other tax receivable	—	24,434	762,117
Others	267,324	410,726	577,597

	$2,211,819	$2,341,447	$3,407,715

22.  AMOUNT DUE FROM GDC DCN

	As of December 31,
	2010	2011	2012
Trade receivables (Note a)	$7,226,895	$—	$—
Current account balance (Note b)	177,847	—	—

	$7,404,742	$—	$—

Analyzed for reporting purposes as:
Current	$2,017,006	$—	$—
Non-current	5,387,736	—	—

	$7,404,742	$—	$—

Notes:

a
In 2010, the amount represented the receivables from the sales of digital cinema equipment to GDC DCN which was a fellow subsidiary of the GDC Tech Group prior to the Transfer (see Note 2), bearing interest at a fixed rate of 10% per annum and

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

22.  AMOUNT DUE FROM GDC DCN (Continued)

  repayable on demand. The receivables from GDC DCN are expected to be settled with reference to the estimated cash flow forecast of GDC DCN in subsequent years. On this basis, the management of the Group expects that approximately US$5,387,736 is to be settled more than one year after the end of the reporting period and therefore the amount is classified as a non-current asset.

  No balances are past due at the end of the reporting period as of December 31, 2010.

  Such amount has been eliminated in the consolidated financial statements on September 6, 2011, the date which GDC DCN Group was consolidated into the Group (see Notes 2 and 37).

b
The amount represented interest charged to and expenses paid on behalf of GDC DCN, which is unsecured, non-interest bearing and repayable on demand. Such amount has been eliminated in the consolidated financial statements on September 6, 2011, the date which GDC DCN Group was consolidated into the Group (see Notes 2 and 37).

        As of December 31, 2010, the management of the Group considers that all amounts will be fully recovered from GDC DCN.

23.  AMOUNT DUE FROM AND LOAN TO GDCH AND AMOUNT DUE TO A SUBSIDIARY OF GDC

        The amount due from GDCH, and amount due to a subsidiary of GDC were unsecured, non-interest bearing and were repayable on demand. The amount due from GDCH was fully settled by September 6, 2011. The amount due to a subsidiary of GDC was unsecured, non-interest bearing and was fully settled in 2011.

        The loan to GDCH was unsecured, carried fixed interest rate at 6% per annum and was fully settled in 2011.

24.  STRUCTURED DEPOSITS

        As of December 31, 2010, the structured deposits consisted of principal-protected financial products of RMB15,000,000 (equivalent to approximately US$2,262,489) and financial products of RMB19,994,000 (equivalent to approximately US$3,015,641) issued by banks in the PRC, which carried at average interest rate of 1.93% per annum, depending on the market prices of underlying financial instruments, including listed shares and debentures payable daily. The Group had the right to redeem the structured deposits at any time with one day notice. The structured deposits were designated at FVTPL on initial recognition as they contained non-closely related embedded derivative. The management of the Group considered the fair values of the structured deposits, which were based on the prices the counterparty bank would pay to redeem at December 31, 2010, approximated to their carrying values as of December 31, 2010.

        The structure deposits were redeemed in January and February 2011. The change in fair value up to the date of redemption is not significant.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

25.  BANK BALANCES AND CASH AND PLEDGED BANK DEPOSITS

        As of December 31, 2010, 2011 and 2012, bank balances carry interest at market rates which range from 0.01% to 1.35% per annum, 0.01% to 1.49% per annum and 0.01% to 1.00% per annum, respectively.

        As of December 31, 2010 and 2011, the pledged bank deposits included deposits pledged to a bank to secure short-term bank borrowings of the Group amounting to US$5,518,142 and US$2,029,068, respectively, and therefore classified as current assets. As of December 31, 2012, the pledged bank deposits included deposits pledged to a bank to secure short-term and long-term bank borrowings of the Group amounting to US$4,748,338 and US$967,200, respectively, and therefore classified as current and non-current assets, respectively. The pledged bank deposits will be released upon the settlement of the bank borrowings.

        As of December 31, 2010, deposits amounting to US$150,830 have been pledged to a bank to issue quality guarantee to customers for quality of goods produced by the Group for one year and therefore classified as current assets. As of December 31, 2011, deposits amounting to US$511,825 have been pledged to a bank to issue quality guarantee to customers for quality of goods produced by the Group for three years and therefore classified as non-current assets. As of December 31, 2012, deposits amounting to US$645,445 have been pledged to a bank to issue quality guarantee to customers for quality of goods produced by the Group for three years and therefore classified as non-current assets.

        As of December 31, 2010, 2011 and 2012, the pledged deposits carried interest rate from 1.98% to 2.02% per annum, 0.75% to 3.00% per annum and 1.00% to 3.30% per annum, respectively.

26.  TRADE PAYABLES

	As of December 31,
	2010	2011	2012
Trade payables	$5,517,448	$7,122,569	$13,445,603
Payables related to VPF Arrangement	—	1,598,159	1,879,226

	$5,517,448	$8,720,728	$15,324,829

        The credit period on purchases of goods and payables related to VPF Arrangement ranges from 30 days to 90 days. The Group has financial risk management policies in place to ensure that all payable are settled within the credit period.

27.  OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2010	2011	2012
Accruals	$5,797,309	$9,163,895	$7,740,313
Other tax payables	1,554,786	1,421,116	1,773,426
Others	894,832	1,009,231	377,704

	$8,246,927	$11,594,242	$9,891,443

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

28.  RECEIPT IN ADVANCE

	As of December 31,
	2010	2011	2012
	US$	US$	US$
Deposits received from customers	$4,901,333	$7,051,124	$6,264,072
Deferred technical service income	—	3,199,772	10,205,010
VPF service income received in advance	—	253,919	698,685

	$4,901,333	$10,504,815	$17,167,767

29.  SECURED BANK BORROWINGS

        As of December 31, 2010 and 2011, the fixed rate bank borrowings for general working capital were secured by pledge of bank deposits (see Note 25), carried interest at a fixed rate of 2.5% per annum and from 2.62% to 3.54% per annum, respectively, and were repayable within twelve months from the end of the reporting period. Such borrowings were fully repaid. The bank borrowings are denominated in HK$.

        As of December 31, 2012, the bank borrowings for general working capital are secured by pledge of bank deposits (see Note 25). The bank borrowings with carrying amount of US$2,639,059 and US$4,230,769 carried interest at a fixed rate of 5.82% per annum and variable rate at HIBOR plus 2.3% per annum, respectively, are repayable in accordance with the scheduled repayment dates and repayable on demand, respectively. Under the repayment schedule, US$4,230,769 is repayable on demand, US$757,855 is repayable within twelve months from the end of the reporting period and US$1,881,204 is repayable after twelve months from the end of the reporting period. The bank borrowings are denominated in US$ and HK$.

        There are available unutilized banking facilities of nil, nil and US$8,589,744 for the Group as of December 31, 2010, 2011 and 2012.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

30.  SHARE CAPITAL

	Number of shares	Share capital
Ordinary shares of HK$0.1 (equivalent to US$0.0128) each
Authorized:
As of January 1, 2010, December 31, 2010, December 31, 2011 and December 31, 2012	30,000,000,000	$384,615,385

Issued and fully paid:
As of January 1, 2010	233,045,092	$2,987,758
Exercise of share options	3,300,000	42,307

As of December 31, 2010	236,345,092	3,030,065
Exercise of share options	13,096,000	167,899

As of December 31, 2011	249,441,092	3,197,964

Issue of shares for transfer of subsidiaries (Note 2)	8,240,480	105,647
Issue of restricted shares (Note 31)	851,267	10,913

As of December 31, 2012	258,532,839	$3,314,524

        In 2010, the Company issued 3,300,000 new shares of HK$0.1 (equivalent to US$0.0128) each upon the exercise of share options by the other participants at an exercise price of HK$2 (equivalent to US$0.2564) with aggregate gross proceeds of approximately HK$6,600,000 (equivalent to US$846,154). These shares rank pari passu in all respects with other shares in issue.

        In 2011, the Company issued 13,096,000 new shares of HK$0.1 (equivalent to US$0.0128) each upon the exercise of share options by the directors, employees and other participants at an exercise price of HK$2 (equivalent to US$0.0256) with aggregate gross proceeds of approximately HK$26,192,000 (equivalent to US$3,357,947). These shares rank pari passu in all respects with other shares in issue.

        In 2012, the Company issued 8,240,480 ordinary shares of HK$0.1 (equivalent to US$0.0128) each to CAG for the acquisition of GDC DCN Group. The fair value of the ordinary shares of the Company at the date of issue amounted to approximately US$4,173,000 is estimated by management of the Group using a discounted cash flow analysis. In addition, the Company issued 931,267 Restricted Shares, which is satisfied by (i) newly issuing 851,267 ordinary shares for a total cash consideration of US$10,913 and (ii) transferring 80,000 shares to the senior management and employees of the Group.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

31.  SHARE-BASED PAYMENT TRANSACTIONS

Equity-settled share option scheme of the Company

        The Company's share option scheme (the "Scheme") was adopted pursuant to a resolution passed at the Special General Meeting held on September 19, 2006 for the primary purpose of providing incentives or rewards to eligible participants, including directors of the Company, employees of the Group and directors of the holding companies, for their contribution to the Group. The Scheme remains in force for a period of 10 years to September 18, 2016.

        An option may be exercised at any time during the exercise period but may not be exercised after the expiry of ten years from the date of offer of that option. Option is immediately vested at the date of grant.

        The exercise price in relation to each share option will be determined by the directors of the Company at their absolute discretion and shall not be less than the nominal value of a share of the Company and shall be subject to the approval of the board of directors or any committee duly constituted thereof.

        On December 14, 2010, 12,000,000 options were granted under the Scheme to the directors of the Company, employees of the Group and other participants. The estimated fair values of the options granted on December 14, 2010 are US$757,846. No share options were granted during the years ended December 31, 2011 and 2012. However, the board of directors further approved to grant up to 19,954,000 options at the subscription price of HK$3 (equivalent to US$0.38) under the Scheme on June 22, 2012.

        The fair values of the options granted were calculated using the Binomial model. The inputs into the model were as follows:

	2010
Share price	HK$	1.89
Exercise price	HK$	2.00
Expected volatility		41.3%
Risk-free rate		2.04%
Expected dividend yield		NIL
Likelihood of early exercise of directors and other participants		2.8 times*
Likelihood of early exercise of employees		1.5 times*
Forfeiture rates for the directors and other participants		23.46%
Forfeiture rates for employees		30.59%

*
Assumed directors and other participants, and employees would exercise the options once share price is 2.8 and 1.5 times of the exercise prices of the Company, respectively.

        The share price of the Company was estimated based on a valuation at grant date carried out by an external valuer using discounted cash flow analysis. Expected volatility of the Company was determined by the average annualized standard derivations of the continuously compounded rate of return on the share price of other companies in the similar industry on the grant date. The Group

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

31.  SHARE-BASED PAYMENT TRANSACTIONS (Continued)

recognized total expense of approximately of US$757,846, nil, and nil for the years ended December 31, 2010, 2011, and 2012, respectively.

        The Binomial model has been used to estimate the fair value of the options. The variables and assumptions used in computing the fair value of the share options were based on the directors' best estimates. The value of an option varied with different variables of certain subjective assumptions.

        The following table sets out the movements in the Company's share options during the years ended December 31, 2010, 2011 and 2012:

					Number of share options
Category of grantees	Date of grant	Exercise period	Exercise price per share		Balance as of 1.1.2010		Granted during the year		Exercised during the year		Balance as of 31.12.2010
Directors	2.11.2007	2.11.2007–1.11.2012	HK$	2.00		3,300,000		—		—		3,300,000
	14.12.2010	14.12.2010–13.12.2015	HK$	2.00		—		3,100,000		—		3,100,000
Employees	14.12.2010	14.12.2010–13.12.2015	HK$	2.00		—		2,600,000		—		2,600,000
Other participants[b]	2.11.2007	2.11.2007–1.11.2012	HK$	2.00		3,630,000		—		(3,300,000)		330,000
	14.12.2010	14.12.2010–13.12.2015	HK$	2.00		—		6,300,000		—		6,300,000

Totals						6,930,000		12,000,000		(3,300,000)		15,630,000

Exercisable at the end of the year												15,630,000

Weighted average exercise price					HK$	2	HK$	2	HK$	2	HK$	2

					Number of share options
Category of grantees	Date of grant	Exercise period	Exercise price per share		Balance as of 1.1.2011		Exercised during the year		Cancelled/forfeited during the year		Balance as of 31.12.2011
Directors	2.11.2007	2.11.2007–1.11.2012	HK$	2.00		3,300,000		(3,300,000)		—		—
	14.12.2010	14.12.2010–13.12.2015	HK$	2.00		3,100,000		(3,100,000)		—		—
Employees	14.12.2010	14.12.2010–13.12.2015	HK$	2.00		2,600,000		(2,066,000)		(95,000)[a]		439,000
Other participants	2.11.2007	2.11.2007–1.11.2012	HK$	2.00		330,000		(330,000)		—		—
	14.12.2010	14.12.2010–13.12.2015	HK$	2.00		6,300,000		(4,300,000)		(2,000,000)[b]		—

Totals						15,630,000		(13,096,000)		(2,095,000)		439,000

Exercisable at the end of the year												439,000

Weighted average exercise price					HK$	2	HK$	2	HK$	2	HK$	2

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

31.  SHARE-BASED PAYMENT TRANSACTIONS (Continued)

					Number of share options
Category of grantees	Date of grant	Exercise period	Exercise price per share		Balance as of 1.1.2012		Exercised during the period		Forfeited during the year		Balance as of 31.12.2012
Employees	14.12.2010	14.12.2010–13.12.2015	HK$	2.00		439,000		—		(14,000)[a]		425,000

Totals						439,000		—		(14,000)		425,000

Exercisable at the end of the period												425,000

Weighted average exercise price					HK$	2	HK$	2	HK$	2	HK$	2

Notes:

a.
Such share options were forfeited when those grantees ceased to be employees of the Group during the year.

b.
Share options were granted to directors and employees of the former holding company. Such share options were cancelled by mutual agreement between the grantees and the Company on September 6, 2011.

Restricted shares to the directors and employees

        The Company's Restricted Shares Arrangement (the "Restricted Shares Arrangement"), was adopted pursuant to a resolution passed on June 22, 2012 for the primary purpose of providing incentives to senior management and eligible employees. The maximum number of shares available for grant under the Restricted Shares Arrangement is 4,986,000 shares of the Company. Under the Restricted Shares Arrangement, the board of directors of the Company may award ordinary shares, with par value of HK$0.1 (equivalent to US$0.0128), of the Company ("Restricted Shares") to senior management and employees of the Group.

        On June 25, 2012 a total of 4,323,000 shares of the Company had been awarded to the senior management and employees of the Group. Such 4,323,000 Restricted Shares, with a grant date fair value of HK$3.95 per share (equivalent to US$0.51 per share), will be issued to the senior management and eligible employees in several instalments during the period between June 25, 2012 and June 25, 2016, upon the payment of consideration of HK$0.1 (equivalent to US$0.0128) per share.

        During the year ended December 31, 2012, 931,267 Restricted Shares were issued, which is satisfied by (i) newly issuing 851,267 ordinary shares for a total cash consideration of US$10,913 and (ii) transferring 80,000 shares to the senior management and employees of the Group.

        The Restricted Shares generally vest over four years. In the event that the senior management and employees cease to be an employee of the Group prior to the Company completing an initial public offering ("IPO") of its shares, all issued Restricted Shares to that senior management or employees shall be surrendered and their entitlement to those not yet issued Restricted Shares shall be lapsed. Compensation cost for all shares grants, which all have graded vesting, is recognized on

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

31.  SHARE-BASED PAYMENT TRANSACTIONS (Continued)

straight-line basis over the awards' respective requisite service periods, upon an IPO of the Company becomes probable.

        The fair value of the issued Restricted Shares was estimated based on a valuation at grant date carried out by an external valuer using discounted cash flow analysis. In determining the fair value of the issued Restricted Shares, the following major assumptions were made:

Terminal growth rate	2%
Discount rate	17%

        As an IPO is not considered to be probable as of December 31, 2012, no share-based compensation expense related to the Restricted Shares is therefore recognized during the year ended December 31, 2012.

32.  LITIGATION

        GDC, the former ultimate holding company of the Company, the Company and certain of its subsidiaries received an original complaint in April 2010, a first amended complaint in July 2010 and a second amended complaint in March 2011 for damages and injunctive relief, and demand for jury trial (the "Proceeding") filed with the District Court, Central District of California Western Division of the USA (the "Court") by X6D Limited, X6D USA Inc. and XpanD, Inc. (collectively, the "X6D") against, among others, GDC, the Company and its subsidiaries namely GDC Technology China Limited, GDC Technology (USA), LLC and GDC Technology of America LLC (collectively, the "Defendants") for copyright infringement, trademark and trade dress infringement, patent infringement, misappropriation of trade secrets and statutory unfair competition in relation to the 3D glasses sold by the Defendants.

        The Defendants filed its answer and counterclaims in November 2010 and amended answers and counterclaims in January 2011 and April 2011 denying X6D's allegations, asserting various affirmative defences and asserting eight counterclaims against X6D generally that, among others, X6D did not own any valid intellectual property rights that cover the Defendants' 3D glasses and X6D wrongfully and intentionally interfered with the Defendants' prospective business relations with their potential customers. In January 2011 and May 2011, X6D filed its answers to the counterclaims denying the Defendants' allegations and asserting various affirmative defences.

        In May 2011, X6D filed with the USA Patent & Trademark Office re-issue request for all three of its design patents. In June 2011, the Defendants filed a motion to stay the litigation on the ground that the patent claims were in flux due to the re-issue applications, and that the same facts applied to the validity of all of X6D's intellectual property and trade secrets claims, and all claims involved common products. X6D filed its opposition to the motion in July 2011. The Court issued its order granting the stay as to the patent claims but denying the motion as to all non-patent claims in August 2011.

        X6D, the Group and GDC entered into a settlement agreement on June 13, 2012. All claims pending between X6D, GDC and the Group were resolved. On July 5, 2012, the Court granted an order to dismiss the Defendants' claim against X6D in its entirety. Therefore, no provision for any potential liability is required to be made by the Group in the consolidated financial statements.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

32.  LITIGATION (Continued)

        Apart from the above, there is no other outstanding litigation as of the date the consolidated financial statements were authorised for issuance.

33.  OPERATING LEASES

The Group as lessee

        At the end of the reporting period, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of office premises and staff quarters which fall due as follows:

	As of December 31,
	2010	2011	2012
Within one year	$475,092	$919,008	$890,813
In the second to fifth year inclusive	497,838	389,863	1,059,191

	$972,930	$1,308,871	$1,950,004

        Leases for office premise and staff quarters are negotiated for a term ranging from one to four years. Rentals are determined on a fixed amount.

34.  RETIREMENT BENEFITS SCHEME

        The Group contributes to defined contribution retirement schemes which are available to all employees in Hong Kong, USA, Singapore, Spain and Japan. The assets of the schemes are held separately from those of the Group in independently administered funds.

        Pursuant to the relevant regulations of the government in the PRC, the subsidiaries in the PRC participate in the municipal government contribution scheme whereby the subsidiaries are required to contribute to the scheme for the retirement benefit of eligible employees. The municipal government of the PRC is responsible for the entire benefit obligations payable to the retired employees. The only obligation of the Group with respect to the scheme is to pay the ongoing contributions required by the scheme.

        The retirement benefit costs represent gross contributions paid and payable by the Group to the schemes operated in Hong Kong, USA, the PRC, Singapore, Spain and Japan (collectively the "Retirement Schemes"). Contributions totalling approximately US$24,487, US$79,415 and US$28,002 payable to the Retirement Schemes as of December 31, 2010, 2011 and 2012 are included in other payables and accruals.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

35.  RELATED PARTY TRANSACTIONS

(a)
The Group entered into the following transactions with related parties:

	Years ended December 31,
	2010	2011	2012
Sales to GDC DCN (Note)	$3,713,447	$1,518,492	$—
Interest income from GDCH	537,767	288,773	—
Interest income from GDC DCN (Note)	445,071	358,836	—
Sales to jointly controlled entity	—	—	63,373

  Note:    Amounts represents sales to and interest income from GDC DCN prior to September 6, 2011. Interest income from GDC DCN after September 6, 2011 are intragroup transactions and, therefore, eliminated in the consolidated financial statements.

  Details of balances with related parties at the end of each reporting period are set out in the consolidated statement of financial position and in Notes 22 and 23.

(b)
Compensation of key management personnel

  The remuneration of the directors of the Company and other key management personnel during the year is as follows:

	Years ended December 31,
	2010	2011	2012
Share-based payments	$222,047	$—	$—
Short-term benefits:
—Directors' fees, salaries and other allowances	376,871	567,265	871,400
—Bonus	125,930	496,955	230,296
Post-employment benefits	1,538	22,818	6,795

	$726,386	$1,087,038	$1,108,491

  The remuneration of the directors of the Company and other key management personnel is determined by the performance of individuals and market trends.

36.  MAJOR NON-CASH TRANSACTIONS

        During the year ended December 31, 2011, 13,096,000 share options have been exercised at HK$2 (equivalent to US$0.2564) each with gross proceeds of HK$26,192,000 (equivalent to US$3,357,947), of which HK$500,000 (equivalent to US$64,101) was settled by way of reduction of commissions payable to staff grouped under other payables and accruals.

37.  CONSOLIDATION OF SUBSIDIARIES UNDER COMMON CONTROL

        The Group accounts for all of its business combinations involving entities under common under the principles of merger accounting. During the year ended December 31, 2012, GDC DCN Group was transferred from its parent, CAG to the Company by issuing 8,240,480 ordinary shares of HK$0.1

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

37.  CONSOLIDATION OF SUBSIDIARIES UNDER COMMON CONTROL (Continued)

(equivalent to US$0.0128) each to CAG and accordingly, the Group has applied the principles of merger accounting.

        GDC DCN Group and the GDC Tech Group first came under common control of CAG when both groups were acquired by CAG on September 6, 2011. Details of the assets and liabilities of GDC DCN Group on September 6, 2011, are summarized as follows:

Property, plant and equipment	$66,705
Receivables related to VPF Arrangement—non-current	5,881,829
Receivables related to VPF Arrangement—current	1,535,146
Prepayment and deposits	92,547
Bank balances and cash	810,762
Trade payables	(274,195)
Other payables and accruals	(140,333)
Amount due to GDC Tech Group	(10,394,624)

Net liabilities	$(2,422,163)

Net cash inflow on Transfer of GDC DCN Group:
Cash and cash equivalent balances acquired	$810,762

        The amounts of GDC DCN Group's revenues and results of operations included in the Group's consolidated statement of operations since September 6, 2011, the date the GDC Tech Group and GDC DCN Group were under common control of CAG, to December 31, 2011, and the revenues and results of operations of the combined entities had the common control of CAG occurred on January 1, 2010 and 2011, are as follows. This unaudited pro forma financial information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the common control on January 1, 2010 or January 1, 2011, nor is it necessarily indicative of future results of operations of the combined entities.

	Revenue	Net profit
The amount attributable to GDC DCN Group in the Group's consolidated statement of comprehensive income:
— Actual from September 6, 2011 to December 31, 2011	$1,029,765	$88,585
Supplemental pro forma (unaudited):
— For the year ended December 31, 2011	90,972,527	22,338,103
— For the year ended December 31, 2010	73,248,247	19,111,335

        As a result of application of merger accounting, the consolidated statement of financial position of the Group as of December 31, 2011 has been restated to include the assets and liabilities of GDC DCN Group. In addition, the consolidated statement of comprehensive income for the year ended December 31, 2011 has been restated to include the relevant results of GDC DCN Group during the period from September 6, 2011 to December 31, 2011.

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

37.  CONSOLIDATION OF SUBSIDIARIES UNDER COMMON CONTROL (Continued)

        The effects of the application of merger accounting on the consolidated statement of comprehensive income for the year ended December 31, 2011 are summarized below:

	Originally stated	Combination of GDC DCN Group under common control	Restated
Revenue	$88,953,646	$1,029,765	$89,983,411
Cost of sales and services rendered	(48,872,246)	—	(48,872,246)

Gross profit	40,081,400		41,111,165
Other income	1,131,633	1,303	1,132,936
Selling and marketing expenses	(3,943,326)	(6,489)	(3,949,815)
Administrative expenses	(8,656,412)	(879,525)	(9,535,937)
Research and development expenses	(1,935,511)	—	(1,935,511)
Finance costs on bank borrowings	(50,578)	—	(50,578)

Profit before tax	26,627,206		26,772,260
Income tax expense	(4,002,662)	(56,469)	(4,059,131)

Profit for the year	22,624,544		22,713,129
Other comprehensive income (expense):
Exchange differences arising on translation of foreign operations	688,017	—	688,017

Total comprehensive income attributable to owners of the Company for the year	$23,312,561		$23,401,146

Earnings per share
Basic	9.32 cents		9.26 cents

Diluted	9.22 cents		9.16 cents

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

37.  CONSOLIDATION OF SUBSIDIARIES UNDER COMMON CONTROL (Continued)

        The effects of the application of merger accounting on the consolidated statement of financial position as of December 31, 2011 are summarized below:

	originally stated	Combination of GDC DCN Group under common control	restated
Non-current assets
Property, plant and equipment	$3,454,282	$62,015	$3,516,297
Receivables related to VPF Arrangement	—	6,432,987	6,432,987
Trade receivables	356,499	—	356,499
Amount due from GDC DCN	6,432,987	(6,432,987)	—
Pledged bank deposit	511,825	—	511,825

	10,755,593		10,817,608

Current assets
Inventories	7,180,679	—	7,180,679
Receivables related to VPF Arrangement	—	2,678,759	2,678,759
Trade receivables	22,367,317	—	22,367,317
Other receivables, prepayments and deposits	2,237,046	104,401	2,341,447
Amount due from GDC DCN	4,399,941	(4,399,941)	—
Pledged bank deposits	2,029,068	—	2,029,068
Bank balances and cash	15,635,738	2,001,139	17,636,877

	53,849,789		54,234,147

Total Assets	$64,605,382		$65,051,755

Current liabilities
Trade payables	$7,122,569	$1,598,159	$8,720,728
Other payables and accruals	11,092,278	501,964	11,594,242
Receipt in advance	10,504,815	—	10,504,815
Tax liabilities	4,562,285	55,124	4,617,409
Secured bank borrowings—due within one year	2,034,861	—	2,034,861

Total Liabilities	35,316,808		37,472,055

Capital and reserves
Share capital	3,197,964	—	3,197,964
Reserves	26,090,610	(1,708,874)	24,381,736

Total equity	29,288,574		27,579,700

Total equity and liabilities	$64,605,382		$65,051,755

GDC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. Dollar, except share and per share data, unless otherwise stated)

38.  PROFIT APPROPRIATION

        Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations, the Group's PRC subsidiaries are required to maintain a statutory reserve which is non-distributable. They are required to transfer 10% of their profit after taxation, as determined on a calendar year basis and in accordance with general accepted accounting principle in the PRC ("PRC GAAP"), if any, to the statutory reserve until the balance reaches 50% of their registered capital. The amount of this statutory reserve is the same under both PRC GAAP and IFRS and is reflected as statutory reserve in the consolidated statements of changes in equity. These reserves are not distributable as cash dividends. The difference between the net profit, as determined under PRC GAAP, and the amount allocated to statutory reserve, for each of PRC subsidiaries represents amounts that are free of restriction. Such amounts differ from subsidiary equity less statutory reserve as determined by IFRS due to accounting differences between PRC GAAP and IFRS.

        PRC regulations currently permit payment of dividends only out of the Group's PRC subsidiaries' accumulated profits as determined in accordance with PRC accounting standards and regulations. The statutory reserve amounted to US$728,438, US$728,438 and US$2,311,217 as of December 31, 2010, 2011 and 2012, respectively.

        In addition, the registered capital of the Company's PRC subsidiaries of US$1,456,876, US$1,456,876 and US$4,622,435 as of December 31, 2010, 2011 and 2012, respectively was considered restricted due to restrictions on the distribution of registered share capital.

        As a result of these PRC laws and regulations, the Company's PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, either in the form of dividends, loans or advances. Such restricted portion amounted to US$7,815,793, US$5,210,751 and US$12,795,281 as of December 31, 2010, 2011 and 2012, respectively.

39.  APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

        The consolidated financial statements were approved by the board of directors and authorized for issue on March 20, 2013.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

GDC TECHNOLOGY LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME
(In U.S. Dollar, except share and per share data, unless otherwise stated)

	Years ended December 31,
	2010	2011	2012
Revenue	$42,162,244	$60,270,353	$71,435,033
Cost of sales and services rendered	(32,644,808)	(42,908,337)	(48,461,650)

Gross profit	9,517,436	17,362,016	22,973,383
Other income	1,140,393	1,271,858	1,717,594
Selling and marketing expenses	(676,142)	(1,893,924)	(2,130,499)
Administrative expenses*	(3,976,208)	(3,918,893)	(5,528,958)
Research and development expenses	(772,302)	(1,275,660)	(1,421,349)
Finance costs on bank borrowings	—	—	(117,676)
Dividend income from a subsidiary	—	29,853,214	—

Profit before tax	5,233,177	41,398,611	15,492,495
Income tax expense	—	(2,068,514)	(2,285,257)

Profit for the year and comprehensive income	$5,233,177	$39,330,097	$13,207,238

*
Including share-based compensation expenses of US$757,846, nil and nil for the years ended December 31, 2010, 2011 and 2012, respectively.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

GDC TECHNOLOGY LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF FINANCIAL POSITION
(In U.S. Dollar, except share and per share data, unless otherwise stated)

		As of December 31,
	Note	2010	2011	2012
Non-current assets
Investments in subsidiaries		$1,965,704	$2,793,079	$6,967,079
Property plant and equipment		463,893	342,206	513,640
Trade receivables		—	—	624,976
Amount due from GDC DCN		5,387,736	—	—
Amounts due from subsidiaries		3,365,668	25,211,226	23,680,869
Pledged bank deposits		—	—	967,200

		11,183,001	28,346,511	32,753,764

Current assets
Inventories		4,576,254	4,942,651	7,756,826
Trade receivables		1,654,594	3,401,208	19,452,784
Other receivables, prepayments and deposits		1,340,641	1,428,174	2,900,972
Amount due from GDC DCN		2,017,006	—	—
Amount due from GDCH		3,464,482	—	—
Loan to GDCH		8,840,000	—	—
Amounts due from subsidiaries		—	1,156,642	1,507,403
Bank balances and cash		2,082,003	2,456,150	2,740,103

		23,974,980	13,384,825	34,358,088

Total assets		$35,157,981	$41,731,336	$67,111,852

Current liabilities
Trade payables		$4,616,689	$5,894,710	$11,375,926
Other payables and accruals		5,203,469	6,262,332	5,343,891
Receipt in advance		1,464,378	3,755,029	6,317,235
Amounts due to subsidiaries		1,601	945,281	6,142,651
Tax liabilities		—	2,151,957	2,487,605
Secured bank borrowings-due within one year	3	—	—	4,988,624

		11,286,137	19,009,309	36,655,932

Non-current liability
Secured bank borrowings-due over one year	3	—	—	1,881,204

Total liabilities		11,286,137	19,009,309	38,537,136

Capital and reserves
Share capital		3,030,065	3,197,964	3,314,524
Reserves		20,841,779	19,524,063	25,260,192

Total equity		23,871,844	22,722,027	28,574,716

Total equity and liabilities		$35,157,981	$41,731,336	$67,111,852

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

GDC TECHNOLOGY LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS
(In U.S. Dollar, except share and per share data, unless otherwise stated)

	Years ended December 31,
	2010	2011	2012
OPERATING ACTIVITIES
Profit before tax	$5,233,177	$41,398,611	$15,492,495
Adjustments for:
Depreciation of property, plant and equipment	91,832	121,687	142,055
Allowance for inventories	357,322	214,063	889,134
Allowance for doubtful debts	—	64,103	—
Finance costs	—	—	117,676
Share-based payment expenses	757,846	—	—
Dividends income from a subsidiary	—	(29,853,214)	—
Imputed interest on amounts due from subsidiaries	—	(299,923)	(944,579)
Interest income	(85)	(102)	(5,209)

Operating cashflow before movements in working capital	6,440,092	11,645,225	15,691,572
Increase in inventories	(3,809,273)	(580,460)	(3,703,309)
Increase in trade receivables	(1,166,317)	(1,810,717)	(16,676,552)
Increase in other receivables, prepayments and deposits	(618,033)	(87,533)	(1,472,798)
Increase in amount due from GDC DCN	(3,713,447)	(1,468,731)	—
Decrease in amounts due from subsidiaries	—	—	3,470,385
Increase in trade payables	1,476,697	1,278,019	5,481,216
Increase (decrease) in other payables and accruals	2,829,903	1,122,966	(918,441)
Increase in receipt in advance	791,874	2,290,651	2,562,206

Cash generated from operations	2,231,496	12,389,420	4,434,279
Income tax refunded / (paid)	—	83,443	(1,949,609)

NET CASH FROM OPERATING ACTIVITIES	2,231,496	12,472,863	2,484,670

INVESTING ACTIVITIES
Placement of pledged bank deposits	—	—	(967,200)
Purchase of property, plant and equipment	(278,218)	—	(313,489)
Interest received	85	102	5,209
Dividends received from a subsidiary	—	29,853,214	—
Advance to subsidiaries	(1,001)	—	(1,347,210)
Repayment from subsidiaries	1,359,825	4,925,642	—
Advance to GDC DCN	—	(1,700,083)	—
Repayment of advance to GDC DCN	975,155	—	—
Advance to GDCH	(1,064,794)	(5,577,256)	—

NET CASH FROM (USED IN) INVESTING ACTIVITIES	991,052	27,501,619	(2,622,690)

FINANCING ACTIVITIES
New bank loan raised	—	—	7,454,769
Repayment of bank loans	—	—	(584,941)
Proceeds from issue of shares upon exercise of share options	846,154	3,293,846	—
Proceeds from issue of restricted shares	—	—	10,913
Dividends paid	—	(43,837,861)	(11,538,462)
Interest paid	—	—	(117,676)
Repayment to subsidiaries	(2,903,947)	—	—
Advance from subsidiaries	—	943,680	5,197,370

NET CASH (USED IN) FROM FINANCING ACTIVITIES	(2,057,793)	(39,600,335)	421,973

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,164,755	374,147	283,953
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	917,248	2,082,003	2,456,150

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$2,082,003	$2,456,150	$2,740,103

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

GDC TECHNOLOGY LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY
(In U.S. Dollar, except share and per share data, unless otherwise stated)

	Share capital	Share premium reserve	Contributed surplus reserve	Share-based payment reserve	Retained Earnings	Total
As of January 1, 2010	$2,987,758	$18,933,911	$—	$740,424	$(5,627,426)	$17,034,667

Profit for the year	—	—	—	—	5,233,177	5,233,177
Exercise of share option	42,307	1,156,438	—	(352,591)	—	846,154
Recognition of equity settled share-based payments	—	—	—	757,846	—	757,846

As of December 31, 2010	$3,030,065	$20,090,349	$—	$1,145,679	$(394,249)	$23,871,844

Profit for the year	—	—	—	—	39,330,097	39,330,097
Reduction of share premium reserve	—	(20,090,349)	20,090,349	—	—	—
Exercise of share option	167,899	4,197,169	—	(1,007,121)	—	3,357,947
Forfeiture of share options	—	—	—	(5,195)	5,195	—
Cancellation of share options	—	—	—	(109,359)	109,359	—
Payment of dividends	—	—	(20,090,349)	—	(23,747,512)	(43,837,861)

As of December 31, 2011	$3,197,964	$4,197,169	$—	$24,004	$15,302,890	$22,722,027

Profit for the year	—	—	—	—	13,207,238	13,207,238
Issue of shares for the transfer of subsidiaries under common control	105,647	4,067,353	—	—	—	4,173,000
Forfeiture of share options	—	—	—	(547)	547	—
Issue of restricted shares	10,913	—	—	—	—	10,913
Payment of dividends	—	—	—	—	(11,538,462)	(11,538,462)

As of December 31, 2012	$3,314,524	$8,264,522	$—	$23,457	$16,972,213	$28,574,716

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

GDC TECHNOLOGY LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENT SCHEDULE I

(In U.S. Dollars, except share and per share data, unless otherwise stated)

1.     General

        Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2010, 2011 and 2012, US$7,815,793, US$5,210,751 and US$12,795,281, respectively of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2010, 2011 and 2012.

2.     Basis of Presentation

        For the purpose of the presentation of the parent company only financial information, the Company records its investment in subsidiaries under the cost method of accounting. Such investment is presented on the statements of financial position as "Investment in a subsidiary" at cost less any identified impairment loss.

        Results of subsidiaries are accounted for by the Company on the basis of dividends received or receivable during the year.

        As of December 31, 2010, 2011 and 2012, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

3.     Secured bank borrowings

        The exposure of the Company's fixed-rate borrowings secured by pledge of bank deposits and the contractual maturity dates are as follows:

	As of December 31,
	2010	2011	2012
Fixed-rate borrowings:
Within one year	$—	$—	$757,855
In more than one year but not more than two years	—	—	806,000
In more than two years but not more than five years	—	—	1,075,204

	$—	$—	$2,639,059

        In addition, the Company has variable-rate borrowings of US$4,230,769 which carry interest at HIBOR plus 2.3% per annum and repayable on demand.

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

GDC TECHNOLOGY LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENT SCHEDULE I (Continued)

(In U.S. Dollars, except share and per share data, unless otherwise stated)

3.     Secured bank borrowings (Continued)

        The ranges of effective interest rates (which are also equal to contracted interest rates) on the Company's borrowings are as follows:

	As of December 31,
	2010	2011	2012
Effective interest rate:
Fixed-rate borrowings	—	—	5.82%
Variable-rate borrowings	—	—	3.16%

        The Company's borrowings that are denominated in foreign currency are set out below:

	As of December 31,
	2010	2011	2012
HK$	—	—	$4,230,769

              American Depositary Shares

GDC Technology Limited

Representing              Ordinary Shares

Prospectus
                  , 2013

Barclays Jefferies

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our        amended and restated memorandum and articles of association, which will become effective upon completion of this offering, will provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, fraud or willful default.

        Under the form of indemnification agreements filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

        The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7    RECENT SALES OF UNREGISTERED SECURITIES

        During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser or Grantee	Date of Sale or Issuance	Number of Securities	Consideration	Underwriting Discount and Commission
Certain directors and employees of the Registrant and other participants	December 14, 2010	option to purchase a total of 12,000,000 ordinary shares	N/A	N/A
Certain employees of the Registrant	June 25, 2012	4,323,000 restricted shares	N/A	N/A
CAG Digital Investment Holdings Limited	September 18, 2012	8,240,480	Equity Interests(1)	N/A

(1)
On September 18, 2012, we issued 8,240,480 ordinary shares to CAG Digital Investment Holdings Limited as consideration for our acquisition of the 100% equity interests in GDC Digital Cinema Network Limited from CAG Digital Investment Holdings Limited. Such transaction was accounted for as a common control transaction.

ITEM 8    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  Exhibits

        See Exhibit Index on page II-7 of this registration statement.

  (b)
  Financial Statement Schedules

        Financial Statement Schedule 1—financial information of parent company, prepared in accordance with Rule 12-04(a) and Rule 4-08(e)(3) of Regulation S-X, has been included in the consolidated financial statements included in this registration statement.

ITEM 9    UNDERTAKINGS

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (4)   For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

            (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

            (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, People's Republic of China, on            , 2013.

GDC Technology Limited
By:
	Name:	Dr. Man-Nang Chong
	Title:	Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints each of Dr. Man-Nang Chong and Kent (Ming-Kin) Chiu his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statement pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact and agent, or its substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on            , 2013.

Signature	Title

Name: Dr. Man-Nang Chong	Chairman of the Board and Chief Executive Officer (principal executive officer)
Name: Kent (Ming-Kin) Chiu	Chief Financial Officer (principal financial and accounting officer)
Name: Zheng Chen	Director
Name: Ying Lee (legal name: Ying Li)	Director
Name: Sean (Yan-Xiang) Lu	Director

Signature	Title

Name: Wayne (Wen-Tsui) Tsou	Director
Name: Feng Xiao	Director
Name: Anne (Zheng) Wang	Director

 SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

        Under the Securities Act, the undersigned, the duly authorized representative in the United States of GDC Technology Limited, has signed this registration statement or amendment thereto in Burbank, California, on            , 2013.

Authorized U.S. Representative
By:
	Name:	Salvy Maleki
	Title:	Executive Vice President
GDC Technology (USA), LLC

GDC Technology Limited

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement
3.1	*	Memorandum and Articles of Association of the Registrant, as currently in effect
3.2	*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon completion of this initial public offering)
4.1	*	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2	*	Registrant's Specimen Certificate for ordinary shares
4.3	*	Form of Deposit Agreement, among the Registrant, the depositary and holders and beneficial owners of the American Depositary Receipts
5.1	**	Form of opinion of Walkers regarding the validity of the ordinary shares being registered
8.1	**	Form of opinion of Walkers regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2	**	Form of opinion of Shearman & Sterling LLP regarding certain U.S. federal income tax matters
10.1	**	Form of Employment Agreement
10.2	**	Form of Indemnification Agreement
10.3	**	Amended and Restated 2006 Share Option Scheme adopted as of September 19, 2006
10.4	**	License Agreement between GDC Holdings Limited and the Registrant, dated September 6, 2011
21.1	**	Subsidiaries of the Registrant
23.1	**	Consent of Deloitte Touche Tohmatsu, an independent registered public accounting firm
23.2	**	Consent of Walkers (included in Exhibit 5.1)
23.3	**	Consent of Shearman & Sterling LLP (included in Exhibit 8.2)
24.1	*	Powers of Attorney (included on signature page)
99.1	*	Code of Business Conduct and Ethics of the Registrant
99.2	*	Opinion of Commerce & Finance Law Offices regarding certain PRC matters

*
To be filed by amendment.

**
Previously filed.